POLYCOM®



# mv

The new law of business.



Annual Report 2005

# p=*mv* A law of physics, where momentum equals mass times velocity.

As delivered by Polycom, it is also the new law of business for today's high performance and globally competitive enterprises. Polycom has achieved critical mass by delivering the velocity of on-demand collaboration through integrated voice, video and content converged onto a single IP network. The result? Higher performance. Faster decisions. Decreased time to market. Increased productivity. Enhanced customer relationships.

In a world in which economic drivers such as globalization, outsourcing, offshoring, telecommuting and mobile workforces have created dispersed teams and added cultural complexity to how people relate, the ability to communicate and share information in real time over any device and across any network is a distinct competitive advantage.

The urgent need for collaborative communications in today's modern world is clear. Nine out of ten people work somewhere other than headquarters.[1] Between 60% to 70% of all employees are working remotely from their bosses,[2] and virtual workgroups have grown 800% over the last five years.[3] According to Gartner, by year-end 2007, supporting and encouraging collaboration as part of a high-performance workplace will become one of the top five CIO priorities.[4]

As the market leader in collaborative communications solutions, Polycom is well positioned to leverage the growing need for collaboration. 2005 was a pivotal year for Polycom as we delivered our vision for collaboration with best of breed Voice over IP and Video over IP products and co-developed integrated solutions with our strategic partners. We also expanded Polycom's marketing reach through our highly qualified channel network and responded to the growing need among our customers worldwide for highly interactive communications solutions that are easy to deploy, manage, and use.

[1, 2, 3] Source: Nemertes Research, 2005
[4] *Source: Gartner, Inc 2005. "Collaboration is Becoming a Higher Priority for CIOs", B. Burton, M. Cain, J. Mann, D. Smith, N, Drakos, October, 2005*


$366.8
$452.1
$420.4
$540.3
$580.7
2001
2002
2003
2004
2005

# $580.7

Net Revenues (millions)


$76.7
$81.5
$100.8
$79.6[5]
$117.4
2001
2002
2003
2004
2005

# $117.4

Operating Cash Flow (millions)


$20.9
$17.0
$20.5
$32.1
$50.8
2001
2002
2003
2004
2005

# $50.8

Deferred Revenue (millions)


$-27.7
$26.8
$22.8
$35.3
$62.7
2001
2002
2003
2004
2005

# $62.7

GAAP Net Income (Loss) (millions)

[5] Net of a $27.5 million litigation settlement

# $V^2$oIP: Voice and Video over IP in the Enterprise

The Internet is the prism for collaboration. With the Internet Protocol (IP), it is now possible to take previously separate voice, video, Web and data networks and converge them to create a powerful and efficient communications experience.

2005 was the year that legacy circuit switched networks began to give way to Voice over IP (VoIP) networks in mainstream deployments in the enterprise. This VoIP transition is the leading technology driver for collaborative communications and for Polycom. It is also becoming apparent to customers that networks optimized for Voice over IP are also primed to deliver video and content over IP as well.



VIDEO
VOICE
CONTENT

**Worldwide IP PBX Market Growth**
(Millions of lines)



14.9
17.4
21.2
27.1
33.6
40.7
48.8
2004
2005
2006
2007
2008
2009
2010


Source: IDC, "Worldwide IP PBX 2006-2010 Forecast and Analysis: The Rise of VoIP Applications", #34718, January 2006.

# VoIP and Video Converging on the Same IP Network

"Of the 81% of respondent companies using Voice over IP, almost 30% are also using room to room Video over IP and 23% are using desktop Video over IP."
– *Nemertes Research 2005*

Polycom is a unique participant in the VoIP marketplace. We are the beneficiaries of the shift to VoIP in multiple ways.

First, Polycom is emerging as a leading handset manufacturer for hosted IP voice deployments. Working closely with call switching applications such as BroadSoft, Digium, Interactive Intelligence, Pingtel Corporation, Sphere Communications, Inc., and Sylantro Systems, service providers are able to provide a call management solution that adapts flexibly to their customers' needs. Polycom's Voice and Video over IP offerings complement the service providers' solutions, enabling delivery of award-winning IP communications solutions to enterprises of all sizes.

Second, Polycom has an installed base of over 1.8 million circuit switched conference phones, providing us with a significant upgrade opportunity as customers transition to Voice over IP.

Third, Polycom is a strategic partner providing conference phones to the leading IP PBX providers, including Alcatel, Avaya, Cisco Systems, and Nortel Networks. With some of these partners, this is leading to the co-development and launch of integrated Voice and Video over IP collaboration solutions. Customers then receive the full benefit of an integrated voice, video, and content communications experience. Importantly, this is happening against the backdrop of an IP PBX market where unit shipments are growing at an estimated compounded annual growth rate of 25%, according to the market research firm IDC.[6]

As a result of these drivers, VoIP solutions are Polycom's fastest growing business with a realized growth of over 100% in 2005.

Finally, as Polycom is the only company in the video industry with a full-line Voice over IP offering, we not only benefit from the shift to VoIP, but are also uniquely positioned to leverage the follow-on wave of video integration to those initial IP deployments, which form V²oIP networks.

In the fourth quarter of 2005, IP deployments had grown to almost 59% of Polycom revenues. Polycom voice and video collaborative solutions are used across a broad array of applications such as financial brokerage, branch banking, research and development, customer management, corporate training, healthcare delivery, and manufacturing management.

[6] Source: IDC, "Worldwide IP PBX 2006-2010 Forecast and Analysis: The Rise of VoIP Applications", #34718, January 2006

# Polycom: The Partner of Choice

The Polycom vision is to deliver the ultimate collaboration experience to everyone across all locations and device types. This means extending collaboration from the conference room to the desktop or mobile device and enabling users to collaborate easily and spontaneously – both within and across corporate borders. With demand for collaboration on the rise, desktop video, like VoIP, is driving collaboration. In fact, industry analyst Frost & Sullivan estimates the market for desktop video to be growing at a compounded annual growth rate of 32%.[7]

There are two paths to delivering seamless collaboration on this scale – through the IP call network and through instant messaging, or presence-based, architectures.

Within this customer-driven framework, Polycom is partnering with the leading providers of IP call management and presence-based architectures, including Alcatel, Avaya, Cisco Systems, IBM, Lucent Technologies, Microsoft Corporation, and Nortel Networks.

In 2005, Polycom delivered integrated solutions with Avaya, Microsoft Corporation, and Nortel Networks, and announced new partnerships with Alcatel and Lucent Technologies. Together with our partners, we deliver award-winning Voice and Video over IP solutions with Polycom's leading innovation and scalability.

Partnering is in Polycom's DNA. We strive to deliver the highest quality, most deeply integrated solutions with these blue chip strategic partners because customers demand seamless integration across their communications network.

# $I^2$=Innovation & Integration

[7] Source: Frost & Sullivan, 2005


Presence-Based Architectures
Call Management Architectures
Wireless Architectures
A
A
A
POLYCOM
S
C
Service Providers
Channel Network

**32%**

Desktop Video Market CAGR
– *Frost & Sullivan, 2005*

Polycom's collaboration strategy is possible thanks to our long-standing commitment to open standards, many of which are based on Polycom technology. At Polycom, partnering involves sharing a common philosophy about collaboration, as well as ensuring that the resulting solutions are easy to deploy, manage, use, and extend across environments.

Our partnerships build on this standards foundation and enable Polycom to fulfill our commitment to innovation and integration.

This deep focus on integration is critical for senior IT professionals, 83% of whom believe interoperability is vital and 70% who feel it should be the #1 focus for vendors enabling real-time communications.[8]

[8] Source: Nemertes Research, 2005

# Polycom Channel Partners: The Other Half of the Equation

Polycom's channel partners are also experiencing the momentum of collaboration. Our high touch sales and channel fulfillment model proved to be a formula for everyone's success this year.

Polycom's multi-tiered channel of reseller, service provider, distributor, integrator, and retail partners deliver go-to-market best practices and collaborative communications expertise to our customers. Over two hundred Polycom Certified tier one channel partners are trained to handle everything from IP network migration, planning, and design, to deployment and integration, to operation and maintenance.

2005 was a pivotal year as Polycom delivered effective new channel incentives, registration, certification, service, and support programs, including programs such as Polycom First, Polycom Partner University, Polycom Certified Service Partner, and Polycom Professional and Elite Services.

Revamped cooperative marketing and merchandising programs in 2005 ensured partners received targeted co-marketing leveraged by Polycom's corporate marketing investments. A newly formed Channel Advisory Council and the annual Global Partner Conference deepened the mutual education between Polycom and its partners, ensuring a high level of partnership, effective new programs, and increased business.


POLYCOM

# Polycom Collaboration Solutions are Best of Breed

Polycom voice, video and content collaboration solutions are both award-winning and market leading. Polycom has over 500 patents worldwide issued or pending and has highly differentiated software content with over 15 million lines of active code. Many of the industry's standards, including H.264 for video compression, H.239 for simultaneous display of people and content, and G.722.1 Annex C for high fidelity sound, are based on Polycom technologies, including Siren™ 14.

Polycom is unique in the industry by offering the most complete line of rich media conferencing solutions that allow anytime, anywhere access. In concert with our market-leading voice and video products, Polycom's unified bridging and comprehensive network management solutions allow people to collaborate one-to-one, one-to-many and many-to-many, within and across companies, either scheduled or on-demand, and across virtually any device – securely and reliably.

Innovation and integration are at the heart of Polycom solutions. According to independent laboratory testing completed in 2005, Polycom MGC™ bridges are more secure, more scaleable, more manageable, and transcode more devices and protocols onto the same call than those of the competition.[9]

Translation: Polycom can connect a company's CEO from his hotel room in Beijing via a laptop computer equipped with Polycom's PVX™ video software application, to his engineers in England who are on a room-based VSX™ video system, to a sales rep on a cell phone in a New York cab, and to a channel partner on a Polycom SoundStation® conference phone – to discuss an important new product release. Only Polycom has a Readi*Manager*® network appliance that helps the administrator automatically register, provision, deploy, schedule and manage all of the collaboration endpoints on the network. Further, only Polycom has a wideband conference phone, the SoundStation VTX 1000® conference phone, that integrates with the VSX™ video system, so that end users can launch a video call automatically from a conference phone.

How do we continually deliver award-winning solutions and satisfied customers? A relentless focus on quality through rigorous hardware and software testing, process and system improvements, and interoperability testing not just for our solutions, but also for how our own solutions perform in our partners' environments.

[9] Source: VeriTest, 2005. "Polycom: Multipoint Conferencing Unit Comparative Studies," December, 2004 and August, 2005

# Awards

2005 FROST & SULLIVAN Market Leadership Award

**2005 Market Leadership**
Global Video Conferencing

FAST COMPANY

**Top 5 Most Innovative Companies**
Networking/Telecommunications

2005 FROST & SULLIVAN Market Leadership Award

**2005 Technology Leadership**
Telemedicine & Patient Care Technology

Presentations

**Standing Ovation Award**
SoundStation2W™ conference phone

2005 INTERNET TELEPHONY PRODUCT OF THE YEAR

**Product of the Year**
ReadiConvene™ network appliance

2005 FROST & SULLIVAN Market Leadership Award

**2005 Market Leadership**
Global Video Conferencing Infrastructure Systems

2004 Communications Solutions Product Of The Year

**Product of the Year**
SoundStation2W™ conference phone

2005 Network Computing WELL-CONNECTED AWARDS FINALIST

**Well-Connected Finalist**
VSX™ 3000 video system

# Polycom Vertical Solutions



Polycom collaboration solutions are the clear preference among Global 2000 enterprises, educational and healthcare institutions, and state, local, and federal governments worldwide. Polycom enterprise customers form a veritable "Who's Who" among multinational companies across such diverse vertical industries as manufacturing, technology, financial services, banking, pharmaceuticals, retail, and communications.

Polycom solutions, specifically focused on the individual needs of these verticals, are driving the widespread adoption of on-demand voice, video, and content at the desktop, in the classroom or training center, on the factory floor, in hospitals, across courtrooms, and in auditoriums and conference rooms globally.

Vertical solutions from Polycom are about more than best of breed technology. Polycom vertical solutions are tuned to specific industry platforms, are seamlessly integrated with the surrounding IP environment, and are designed to be easy to use; ensuring the technology is transparent to the end-user who can focus on his or her area of expertise.

Polycom provides specific training to the channels that support each vertical. A newly developed Polycom online content database provides accessibility to free courseware for educators and healthcare professionals alike. A complementary Polycom Grants Program has resulted in customers receiving approximately $35 million to date in federal and state funding. Polycom gathers and shares vertical application best practices in the form of case studies. Of course, Polycom offers innovative solutions that are customized for each environment, including Polycom's Instructor™ *RP*, Mobile Responder™, and ClassStation™ products.

**Enterprise**

DaimlerChrysler subsidiary EvoBus GmbH is part of the business unit DaimlerChrysler Buses and Coaches. EvoBus uses Polycom video to communicate with customers, distribution centers, engineering divisions, and suppliers, as well as with foreign and domestic company locations. A new video sales application streamlines the sales process by enabling clients to work with Mannheim engineers to custom-configure the buses they need, e.g., from the Munich sales office 300 miles away. Customers enjoy virtual tours of their new buses thanks to a real-time computer aided design application which displays their configurations in three dimensions via the video link.

**Government**

Located at the "Crossroads of Silicon Valley," Milpitas, California uses Polycom video and wireless voice solutions to connect its new City Hall with other municipal locations and groups in a state-of-the-art network across the 14.5 mile heart of this town. City personnel working on economic development projects regularly connect with the town's lawyers, located 33 miles to the north in Oakland. The city uses video to conduct virtual training at the station houses for its four fire engine companies and emergency response personnel, ensuring faster response times for teams facing real life emergencies during training periods. Future plans include wireless, field-based video in police and fire command vehicles.

**Education**

The State of North Dakota, which encompasses 70,665 square miles of often remote and sparsely populated territory, uses its Interactive Video Network comprised of Polycom's video endpoints and bridges to connect all of the state's K-12 schools, 11 state university campuses, five tribal colleges, and all state government entities. During the most recent school year the network supported over 24,000 academic classes and meetings, translating into more than 28,000 hours of conferencing and over 69,000 room connections. A graphic example of how video conferencing and collaboration spurs educational equity for the state occurred in one video session which connected a Native American middle school on the Turtle Mountain Band of the Chippewa Reservation in Belcourt with NASA's first Native American astronaut.



**Healthcare**

There is a critical three-hour window in which stroke patients can be diagnosed and treated with a clot-busting drug. Given these time constraints, what becomes of patients who live miles from major medical centers? Or those hindered by winter's virtually impassable roads? Thanks to VideoCare, the Southwestern Ontario Telehealth Network, stroke patients have enhanced access to a life changing treatment and the chance of full recovery. Polycom video conferencing provides rural health care providers and their patients with 24/7 access to medical specialists in urban centers. Stroke specialists can now connect with rural patients via video, observe important visual cues, talk face-to-face with local doctors, and accurately diagnose appropriate candidates for the clot-busting drug. Currently, VideoCare logs an average of 800 health-related video conferences each month.

# Letter to Shareholders

2005 represented a year where Polycom demonstrated solid progress with our strategy of delivering unified collaborative communications solutions to four key markets that we serve: enterprise, government, education, and healthcare. We also expanded our position as one of the premier suppliers in the rapidly-growing VoIP communication area. In 2005, Polycom continued market leadership in each of our major market segments, and emerged as the strategic partner of choice for significant communications architectures worldwide. As a result, we grew revenue, profits, and cash flow to new levels in 2005 and believe we are positioned well as we move into mainstream deployment of this technology with organizations of all sizes.

**Voice over IP (VoIP)**

One of the most significant drivers for our business is Voice over IP. Polycom benefits from this in multiple ways. First, Polycom's Voice over IP business grew over 100% in 2005 with the adoption of SoundStation® IP, our leading VoIP conference phone, and with the rapid emergence of SoundPoint® IP handset phones in hosted and customer premise call management environments. Although VoIP is in the early stages of market penetration, this space is one of the fastest growing segments in technology, with a 2006 growth rate of 22% in IP telephony lines shipped, according to the market research firm IDC.[10]

The second way Polycom benefits is that VoIP acts as a catalyst for the adoption and the integration of video and content with the voice network. This is leading to our customers' desire for an integrated, "one-wire" IP network that services all of the data and real-time IP communication needs. This connectivity is also enabling the complete integration of this communications fabric at the desktop as well as in various meeting room applications. As a result, the Conferencing and Collaboration Systems Industry is expected to grow at a compounded annual growth rate of 17%, according to Frost & Sullivan.[11]

**Innovation**

Polycom is investing in our long-term strategy of leading the innovation for our market and, as a result, delivering the key industry firsts that maximize the customer experience for the Polycom solution. For instance, we are the first company to deliver a High Definition (HD) video bridge that can execute 90 conferences concurrently. We also are the first company to deliver a completely integrated voice/video solution in the meeting room. With this advance, you can literally dial your Polycom video call with our advanced SoundStation VTX 1000® conference phone. In fact, with our breadth of innovation, Polycom now has over 500 patents issued or pending and is shipping over 15 million lines of active code in our product portfolio today. This code base enables a Polycom purchase to be a "living investment," whereby customers can upgrade product under contract and provide interoperability with newer product generations as their networks expand.

**Integration**

In concert with our strategy of innovation, Polycom is focused on providing a level of integration that is unsurpassed in the collaborative communications industry. This integration of our solution extends not only across our product line, but also across the landscape of our ecosystem. Supporting this integration, Polycom is an active contributor to the standards bodies in delivering such standards as SIP (session initiation protocol), H.264 video compression, and Siren™ 14 wideband audio – to name a few. We also work closely with a wide array of partners in the VoIP space and the instant messaging, or presence-based, space to deliver a solution that enables integrated voice, video, and content collaboration, which is as simple as a phone call or instant message.

[10] Source: IDC, "Worldwide IP PBX 2006-2010 Forecast and Analysis: The Rise of VoIP Applications", #34718, January 2006
[11] Source: Frost & Sullivan, 2005



**Strategic Partnerships**
Customer demand for IP-based integration has driven us over the years to develop our strategic partnerships as a core competency and sustainable differentiator for Polycom. Throughout 2005, we have been aggressively executing on our strategy of closely partnering with the leading communications equipment providers in the world, such as Alcatel, Avaya, Cisco Systems, and Nortel Networks and with the leading presence-based architectures from IBM and Microsoft Corporation. These partnerships enable Polycom to deliver ease of use through the Polycom collaboration solution in virtually any call management or presence-based environment.

**Go-to-Market Strategy**
Polycom executed against several key channel initiatives in 2005. These changes focused on leveraging marketing investments, securing channel mindshare, and ensuring that Polycom's certified channel network is the best qualified and trained in the industry. Along those lines, we made investments in our channel and with our high-touch sales force to ensure the customer experience is optimized from the first sales call to subsequent customer service, years after the purchase.

In addition, we worked closely with a broad range of service providers such as AT&T, Verizon Communications, British Telecom, France Telecom, China Unicom, and Telstra to integrate our solution with their managed services and product fulfillment requirements. Strategically, our success with service providers delivers an excellent vehicle for our mutual solution to customers across a broad range of sectors.

**Our Customer Asset**
Although at the early stages of penetration, the Polycom brand presence is building with many of the Global 2000 enterprise customers, as well as our government, education, and healthcare customers. Based on our strong market position in IP-based collaborative communications, we are growing our high profile customer base and we are broadening our footprint in each of the verticals that we are penetrating. This customer asset is represented through our sales and service relationship with high profile organizations worldwide. In addition, through our service provider partnerships, we are beginning to reach the medium-sized enterprise with our Voice and Video over IP solutions – an incremental driver for the business over the next few years.

**Looking into 2006**
In summary, we believe 2006 is a turning point for our industry and for Polycom. For the first time, IP connectivity is providing customers not just the bandwidth, but also the mechanism for seamless integration with call management and presence-based, or instant messaging, communications models. With this in mind, we will continue to aggressively execute on our strategy of closely partnering with the leading communications providers in the world, such as Cisco Systems, Avaya, Microsoft Corporation, IBM, Alcatel, Nortel Networks, and others. IP is making broad deployment of collaborative communications possible and is already driving faster adoption at the desktop, in the meeting room, and in the network.

Against this backdrop, Polycom worked hard to improve our standing with our global channels and service provider partners in 2005, and we exited the year in a much better position than we entered it. Our improved structure and relationships are serving to maximize our mutual opportunities and to improve our market position in the process.

We are excited about the validation we have received in 2005 and the opportunity to take Polycom to the next level in 2006 and beyond. With our unique differentiation and this large and growing opportunity, we strive to deliver the best collaborative communications solution to our customers with our strategic partners, an excellent workplace for our employees, and, of course, a superior return to our shareholders.

Robert C. Hagerty
Chairman of the Board, CEO, and President
Polycom, Inc.


Network Systems 23%
Video 53%
Voice 24%
Product


Latin America 2%
Asia Pacific 18%
North America 59%
Europe 21%
Geography

# Highlights from the Chief Financial Officer



During 2005, Polycom's financial performance improved with new records for many of the key metrics of the business. For example, revenues grew 7% to $581 million in 2005 with gross margins at 62.2% for the year and GAAP net income increasing 78% from 2004 results. In addition, our year-end order backlog increased 90% to $38.1 million and deferred revenues increased 58% year-over-year to $50.8 million in 2005.

Voice revenues grew by 29% in 2005 with video communications growing 6% and network systems decreasing by 5%. From a theatre perspective, North America grew by 9%, Europe grew by 11%, Asia Pacific decreased by 4% and Latin America grew by 29%. Importantly, all product lines and all geographies experienced solid sequential growth by the fourth quarter of 2005.

Operating cash flow also jumped to $117 million for the year, driven primarily by our increase in profits and ongoing, excellent working capital management. This positive cash flow funded our Polycom stock repurchase program with $184 million in repurchases during 2005 – enabling Polycom to improve our return on equity and provide value to our shareholders. With Polycom's strong balance sheet and our Voice over IP engine driving the unified collaborative communications space, we believe we are positioned for continued growth at the top and bottom line in 2006.

Mike Kourey
Senior Vice President, Finance and Administration, CFO, and Director
Polycom, Inc.

**Financial Highlights**

| (millions, except per share amounts) | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Net revenues | $ 580.7 | $ 540.3 | $ 420.4 | $ 452.1 | $ 366.8 |
| Gross profit | 361.1 | 341.5 | 254.8 | 264.6 | 221.6 |
| GAAP net income (loss) | 62.7 | 35.3 | 22.8 | 26.8 | (27.7) |
| GAAP diluted EPS (loss) | 0.65 | 0.35 | 0.23 | 0.27 | (0.33) |
| Operating cash flow | 117.4 | 79.6[12] | 100.8 | 81.5 | 76.7 |
| Stock repurchases | 184.0 | 52.5 | 6.9 | 15.9 | – |

[12] Net of a $27.5 million litigation settlement

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-27978

# POLYCOM, INC.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware**<br>**(State or other jurisdiction of incorporation or organization)** | **94-3128324**<br>**(I.R.S. Employer Identification No.)** |
| **4750 Willow Road, Pleasanton, California**<br>**(Address of principal executive offices)** | **94588**<br>**(Zip Code)** |

**(925) 924-6000**
**Registrant's telephone number, including area code**

**Securities registered pursuant to Section 12(b) of the Act:**
**None**
**Securities registered pursuant to Section 12(g) of the Act:**
**Common Stock, $0.0005 par value, per share**
**Preferred Share Rights (currently attached to and trading only with Common Stock)**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 in Exchange Act) Yes ☐ No ☒

As of June 30, 2005, the last business day of the Registrant's most recently completed second fiscal quarter, there were 96,527,340 shares of the Registrant's common stock outstanding and the aggregate market value of such shares held by non-affiliates of the Registrant, based on the closing sale price of such shares on the Nasdaq National Market on June 30, 2005, was approximately $1,437,648,531. Shares of Common Stock held by each executive officer and director and by each person who beneficially owns 5% or more of the outstanding Common Stock have been excluded in that such persons may under certain circumstances be deemed to be affiliates. This determination of executive officer or affiliate status is not necessarily a conclusive determination for other purposes.

86,969,844 shares of the Registrant's Common Stock were outstanding as of February 28, 2006.

**DOCUMENTS INCORPORATED BY REFERENCE.**

Portions of the Registrant's Proxy Statement for the 2006 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Such Proxy Statement will be filed within 120 days of the fiscal year covered by this Annual Report on Form 10-K.

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Risk Factors," and elsewhere in this Annual Report on Form 10-K, and in the documents incorporated by reference in this Annual Report on Form 10-K, constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," "will," "intend," "potential," and similar expressions or the negative of these terms or other comparable terminology. The forward-looking statements contained in this Annual Report on Form 10-K involve known and unknown risks, uncertainties and situations, including those disclosed in "Risk Factors" in this Annual Report on Form 10-K, that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity or performance expressed or implied by these statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

## PART I

### ITEM 1. BUSINESS

### GENERAL

We are a leading global provider of a line of high-quality, easy-to-use communications equipment that enables enterprise users to more effectively conduct video, voice, data and web communications. Our offerings are organized along four product lines: Video Communications, Voice Communications, Network Systems, and Services. For reporting purposes, we aggregate Video Communications and Voice Communications into one segment named Communications and report Network Systems and Services as separate segments.

Our products are unified under The Polycom Accelerated Communications Architecture, a framework of common technology principles and objectives for intelligent, standards-based communications. This architecture is designed to facilitate interoperability among systems in a multi-vendor ecosystem, leverage common features across a variety of products and streamline management processes. The Polycom Accelerated Communications Architecture serves as the enabling platform for unified collaborative communication, our corporate vision of a unified communications environment for employees, customers and partners to communicate in a dispersed workplace.

The shift from circuit-switched telephony networks to Internet Protocol (IP) based networks is a significant driver for Polycom's collaborative communications markets and for our business. In 2005, for instance, our Voice over IP (VoIP) products grew faster than any other product line in the company. In addition, over half of our group video products and essentially all of our desktop video products were shipped to connect to IP environments rather than legacy ISDN networks. Strategically, Polycom is investing much of its research, development, sales and marketing efforts into delivering a superior IP-based collaborative communications solution, using Polycom proprietary technology in the evolving, standards-based IP communications environment. Our goal is to deliver best of breed collaborative communications solutions that integrate into any enterprise call management system or instant message environment.

Our business operates in three segments, Communications, Network Systems and Services. Our Communications segment includes videoconferencing collaboration products and voice communications products and accounted for 72% of our revenues in 2005. Our Network Systems segment includes our MGC™ and ReadiVoice® series of media servers, our ReadiManager™ network management product, our

PathNavigator™ call processing server, and our other network management and scheduling software and accounted for 16% of revenues in 2005. Our Services segment includes a wide range of professional service and support offerings to our resellers and directly to some end-user customers and accounted for 12% of revenues in 2005. In addition, we acquired DSTMedia Technology Co., Ltd. (DSTMedia), a small Beijing, China based company, in August 2005 and its products are included in our Communications and Network Systems segments. Also, in January 2004 we acquired Voyant Technologies, Inc. and its voice bridging products and services are included in our Network Systems and Services segments, respectively. See Note 17 of Notes to Consolidated Financial Statements for further information on our segments, including a summary of our segment revenues, segment contribution margin, segment inventory and revenue by geography. A discussion of factors potentially affecting our operations is set forth in "Risk Factors," in Item 1A.

In January 2003, we sold certain fixed assets and intellectual property rights relating to our network access product line. Our Consolidated Financial Statements reflect our network access product line as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, or SFAS 144. The results of operations of our network access product line have been classified as discontinued, and prior periods have been reclassified, including the reallocation of general overhead charges to our three remaining reporting segments. See Note 2 of Notes to Consolidated Financial Statements for further information on our discontinued operations. Unless otherwise indicated, the following discussion relates to our continuing operations.

We have established relationships with leading communications and technology firms to assist us in developing, marketing, distributing and manufacturing our products. For example, we have agreements with Avaya and Cisco Systems to develop and market voice-over-IP, or VoIP, and video communications products. We have formed strategic relationships with leading companies such as Avaya to jointly develop IP telephony-enabled video solutions and for Avaya to sell and service other Polycom products globally. We also have a co-development and marketing agreement with Microsoft to integrate our respective desktop, conference room, and network hardware and software solutions. We sell our products through a broad network of channel partners, including distributors, value-added resellers, systems integrators, leading communications service providers and retailers. In late 2002 and 2003, we implemented changes to our channel partner contracts and changes to our channel partner strategy, mainly in North America, which resulted in a smaller number of channel partners, a change in the mix of our channel partners and a shift to a model with more direct interaction between us and our end-user customers. In 2004, we began to expand this channel partner strategy globally, which resulted in a shift to a model with more direct interaction between us and our end-user customers. In 2005, we changed our cooperative marketing model with our channel partners, resulting in Polycom taking more control over these channel marketing expenditures. We also launched several programs aimed at driving a higher level of Polycom business through our channel partners. We manufacture our products through a low-cost, outsourced model optimized for quality, reliability and fulfillment agility.

We were incorporated in December 1990 in Delaware. Our principal executive offices are located at 4750 Willow Road, Pleasanton, California 94588, and our telephone number at this location is (925) 924-6000. Our Internet Website address is www.polycom.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, on our Internet website under "Investor Relations—Financial Summaries—Financial and SEC Filings," as soon as reasonably practicable after we file electronically such material with, or furnish it to, the United States Securities and Exchange Commission, or SEC. Information on our website does not constitute a part of this Annual Report on Form 10-K. The public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (*www.sec.gov*) that contains reports, proxy and information statements and other information regarding us that we file electronically with the SEC.

Polycom and the Polycom logo are registered trademarks of Polycom, Inc. This Annual Report on Form 10-K also includes other trade names, trademarks and service marks of ours and of other companies.

## MARKETS AND PRODUCTS

### Communications Segment

#### Video Conferencing

Video communication is an emerging method of more natural and effective collaboration among individuals separated by distance. With the increasing availability of broadband services, migration to IP networks and advances in video conferencing technology, many enterprises and government entities are now seeking communications equipment capable of utilizing available bandwidth to enable real-time and on-demand video conferencing. Globalization, outsourcing, mobility and travel restrictions are workplace realities during a period when organizations are striving for faster decision-making, faster time-to-market and the leveraging of their resources. Polycom's collaborative communications products bridge that gap through the use of video conferencing, coupled with our voice communications and web-based content sharing. We provide solutions suited for the Enterprise, Government, Education, and Healthcare vertical markets.

Polycom offers a family of video conferencing products. Our VSX™ and V-series product lines comprise a suite of high-performance, cost-effective and easy-to-use group video conferencing systems. Our Polycom PVX™ desktop video conferencing product extends professional-grade video conferencing to the desktop or laptop PC. Multiple options exist to incorporate high resolution data sharing and collaboration into the video conference: the People+Content™ family of peripherals allows users of our VSX and V-series products to more easily incorporate content, documents and audiovisual effects into their video conferencing sessions. Our video conferencing products are compatible with international standards and are in use in more than 30 countries.

The following table lists our video conferencing products, their key features and typical U.S. list prices:

| Video Conferencing Products | Key Features | Typical US List Price |
|---|---|---|
| Polycom Executive Collection | • High performance video system<br>• Integrated high fidelity audio<br>• Premium plasma displays | \$49,999-\$77,999 |
| VSX Group Video Conferencing systems (VSX 5000, 7000s, 7000e and 8000) | • High-quality, enhanced video and voice delivered at 30 frames per second and up to 60 fields per second, and Siren™ 14 CD-like audio<br>• Easy to use graphical interface<br>• Embedded Web functionality and content sharing<br>• IP and ISDN connectivity<br>• Up to 4-site multipoint capability with cascading (IP, ISDN and mixed)<br>• H.264 advanced video compression for highest quality video at lower call data rates<br>• Can be integrated with SoundStation VTX conference phone, allowing users to dial a video call using their phone keypad | \$3,999-\$18,549 |
| VSX 3000 | • Designed for the Executive Desktop—high quality video conferencing system that doubles as a PC display<br>• Integrated camera, microphone, speakers, codec and display<br>• IP and ISDN network connectivity<br>• Up to 4-site multipoint capability with cascading (IP, ISDN and mixed)<br>• H.264 advanced video compression for highest quality video at lower call data rates | \$4,999-\$6,499 |

| Video Conferencing Products | Key Features | Typical US List Price |
|---|---|---|
| V500 | • High quality, affordable video calling system for small businesses and telecommuters<br>• Integrated camera and codec easily connects to any television display<br>• IP and ISDN network connectivity | $1,999-$3,499 |
| People+Content | • Video peripheral used to incorporate live data, documents and visual effects from a laptop directly into a videoconferencing session<br>• Dynamic dual stream capability, People + Content, allows user to present content while maintaining face-to-face contact | $1,999 |
| Polycom PVX | • Business-quality video conferencing software enables professional-grade desktop video conferencing<br>• Full motion video delivered at up to 30 frames per second<br>• Integrated content sharing and collaboration | $149 |

**Voice Communications**

Our voice communications products enhance business communications. A majority of Polycom's voice products feature our patented Acoustic Clarity Technology which allows simultaneous conversations (full duplex) and minimizes background noise, echoes, word clipping and distortion.

Our Vortex® series of rack-mounted voice conferencing products provide solutions for larger, high-end conference rooms, training rooms, auditoriums, courtrooms, classrooms and other permanent installations. These integrated room solutions can be used as a stand alone audio system or can be used in combination with a video system to significantly enhance the voice quality and microphone pick up. All of our voice end-points are compatible with international standards and are in use in more than 30 countries.

The convergence of voice and data networks is allowing VoIP telephony systems to address many needs of today's enterprises, including reducing costs, new productivity enhancing applications, simplifying network management and converging voice and data networks. VoIP telephony systems enable corporations to distribute a single network across multiple offices or remote locations, and reduce the cost of managing communications networks by allowing remote provisioning. These converged systems also provide a platform for enterprises to rapidly build applications to meet specific business demands. We have established relationships with Alcatel, Avaya, Broadsoft, Cisco Systems, Digium, Interactive Intelligence, Lucent Technologies, Nortel, Pingtel, Sphere Communications, Sylantro and Vonexus to collaborate in the development, marketing and distribution of our VoIP conferencing and/or handset products, depending upon the partner.

The following table lists our voice communications products, their key features and typical U.S. list prices:

| Voice Communication Products | Key Features | Typical US List Price |
|---|---|---|
| Vortex EF 2241,<br>Vortex EF 2280 | • Multi-channel acoustic echo and noise cancellation for installed conferencing applications<br>• Integrated, automatic mixing of up to 8 microphones and 4 auxiliary audio sources, depending on model | $3,995-$4,615 |

| Voice Communication Products | Key Features | Typical US List Price |
|---|---|---|
| Vortex EF 2210,<br>Vortex EF 2211 | • Single channel acoustic echo and noise cancellation for installed conferencing applications | $1,995-$2,695 |
| SoundStation VTX 1000 | • High fidelity voice quality—featuring Polycom's Acoustic Clarity Technology and WIDEBAND audio. Full duplex and echo cancellation capabilities that facilitate conversations without clipping or distortion<br>• Room coverage for large room environments—talk from up to 20 feet away from the microphone<br>• Microphones that track the person speaking and active noise reduction and automatic gain control to remove background noise<br>• Integration with Polycom VSX video | $1,299-$1,799 |
| SoundStation2 | • Polycom's Acoustic Clarity Technology. Full duplex and echo cancellation capabilities that facilitate conversations without clipping or distortion<br>• Microphones that track the person speaking and active noise reduction and automatic gain control to remove background noise<br>• Ability to connect with most cell phones and use in environments without an analog line. | $499-$699 |
| SoundStation 2W | • Wireless voice featuring Polycom's Acoustic Clarity Technology. Full duplex and echo cancellation capabilities that facilitate conversations without clipping or distortion<br>• Microphones that track the person speaking and active noise reduction and automatic gain control to remove background noise<br>• Up to 24 hours talk time (160 hours stand by time) and enhanced security with 64 bit encryption<br>• Ability to connect with most cell phones and use in environments without an analog line<br>• Expandable model for external microphone connection in larger rooms | $699-$899 |
| SoundStation IP | • Polycom's Acoustic Clarity Technology. Full duplex and echo cancellation capabilities that facilitate natural conversations without clipping or distortion<br>• Supports multiple IP protocols and is field upgradeable<br>• Expandable model for external microphone connection in larger rooms | $999-$1,099 |

| Voice Communication Products | Key Features | Typical US List Price |
|---|---|---|
| SoundPoint IP™ 301, 501 and 601 | • Full-featured, standards based Voice over IP desktop telephones featuring professional full duplex hands free communication and handset capabilities<br>• SoundPoint IP 301 supports up to 2 lines, SoundPoint IP 501 supports up to 3 lines and SoundPoint IP 601 supports up to 6 lines<br>• Supports multiple IP protocols<br>• High resolution graphical LCD display for applications and ease of use | $180-$399 |
| SoundPoint IP Expansion Module | • Augments SoundPoint IP 601 with a high-resolution graphical LCD<br>• Adds 14 multifunctional line keys for line registration, call appearance, or speed dial | $399 |
| QSX™ | • Web appliance that is secure and enables cost-effective web conferencing. | $1,299-$1,599 |
| VoiceStation® 100 | • High-quality voice conferencing product for smaller offices | $299 |
| SoundPoint Pro™ | • Integrated, high-quality speakerphone with handset feature<br>• Multi-functional handset, with professional hands free communication capabilities | $199-$299 |

**Network Systems Segment**

As enterprises, educational institutions, government agencies and other organizations look to provide integrated video, voice and content sharing applications, they face the challenge of interconnecting various network types, network protocols, transmission speeds and end-points. These customers require network systems designed to resolve these complex interoperability, multipoint connectivity and security issues. In this context, we believe the service provider market will also become increasingly important to our business as end-user customers, by purchasing our network systems products to provide bridging and gateway services to their customer base. Polycom network systems must ensure a consistent level of high quality service by intelligently matching end-user applications to available network resources. Further, our network systems must satisfy end-users who demand video, voice, data and web communications sessions that are easy to establish and manage.

Polycom's network systems products provide a broad range of video, voice, data and web communication capabilities. Our MGC-25, MGC-50 and MGC-100 media servers provide seamless network connectivity and are scalable across packet-based broadband networks and traditional circuit-switched networks for both video and voice multipoint conferencing. We enable Unified Conferencing, providing the ability to join a multipoint call regardless of the type of end point or network. The ability to permit IP, circuit switched voice and ISDN video to be in the same conference is unique to Polycom.

ReadiVoice is a reservation-less voice conferencing system with installations at the world's 10 largest conferencing service providers. ReadiVoice operates on the InnoVox® 480 and 4000 media servers. These high-density, carrier-class platforms contain no single points of failure and are designed to provide maximum system availability and flexibility with virtually zero downtime. ReadiVoice routing also allows for scalability, network redundancy, and the ability to geographically distribute media servers.

Our line of network systems products also includes a suite of software products that enable the easy integration and management of the network and endpoints and allows for easy web collaboration.

The following table lists our network systems products, their key features and typical U.S. list prices:

| Network Systems Products | Key Features | Typical US List Price |
|---|---|---|
| MGC-100 | • Multipoint control units for service providers, enterprises, education and government institutions and workgroups<br>• Voice, video and content conferencing bridge<br>• Embedded multi-network, multi-protocol gateway<br>• Supports multiple standards for video, voice and content<br>• Supports end-points at connection rates up to 2 Mbps<br>• Interfaces with 10/100 Ethernet, E-1 or T-1 lines | $283,900-$525,500 |
| MGC-50 | • Multipoint control units for service providers, enterprises, education and government institutions and workgroups<br>• Voice, video and data conferencing bridge<br>• Embedded multi-network, multi-protocol gateway<br>• Supports multiple standards for video, voice and content<br>• Supports end-points at connection rates up to 2 Mbps<br>• Interfaces with 10/100 Ethernet, E-1 or T-1 lines | $63,000-$209,700 |
| MGC-25 | • Supports IP and ISDN video conferencing, video gateway applications, PSTN and IP voice conferencing as well as Polycom's new unified conferencing<br>• Supports features such as H.264, People + Content, Pro-Motion Video, and Siren 14 wideband audio | $22,000-$79,950 |
| ReadiVoice | • Reservation-less voice conferencing solution for PSTN and SIP networks<br>• High port density and high availability to support carrier-class environment<br>• Intelligent Network Call Routing technology leverages Signaling System 7 (SS7) or Session Initiation Protocol (SIP) | $300,000-$1M plus |
| ReadiManager SE200 | • Integrated appliance includes scheduling, device management, conference management and gate keeping functions<br>• Task oriented user interface<br>• Quick installation and configuration | $34,000-$99,750 |

| Network Systems Products | Key Features | Typical US List Price |
|---|---|---|
| PathNavigator | • Advanced Gatekeeper for IP and ISDN video calls<br>• Intelligent routing engine, greatly simplifying how a call is processed through a conferencing network<br>• Polycom OneDial™ makes video calls easier for end-users | $1,249-$49,999 |
| V2IU | • Voice and video conferencing firewall<br>• Standards based<br>• Suited for enterprise and hosted service provider solutions | $1,999-$52,600 |

### Services Segment

To assist our end-user customers in implementing and managing their video conferencing, voice communication products and network systems products, on a global basis, we offer a comprehensive line of professional and maintenance services. These services are offered directly by us or through our worldwide channel partner network.

We also offer installation services and a complete range of training offerings. Our training program provides our resellers and end-user customers with educational services to ensure effective operation of our products. For the ongoing support of our end-user customers, we provide maintenance services, including telephone support, parts exchange, on-site assistance and direct access to our support engineers for real-time troubleshooting of our products.

We believe that service and support are critical components of customer satisfaction. In 2005, we invested in new spare parts depots in both Brazil and Toronto to better service our customers both north and south of the US borders. In Asia we invested in and officially opened a new call center in Australia. The continued expansion into the Asia region will allow us to sell service and further demonstrates our commitment to providing premier quality service worldwide. Our support services are flexible and available for every Polycom product deployed in IP, ISDN or mixed network environments.

The Polycom Certified Service Partner (CSP) program was implemented in 2005. The CSP program certifies Polycom's service and support channel partners by verifying their performance in providing customers with 24x7 support, fast response times, call center support, and stringent training in Polycom solutions and IP networking. The CSP program requires certified partners to maintain a high level of customer satisfaction in order to achieve annual recertification. Polycom and its CSP partners are jointly able to offer maintenance and diagnostic service and support. The Polycom CSP program requires that certified partners demonstrate expertise in virtually all aspects of Polycom technology and associated network environments. The Polycom CSP program is an annual certification that recognizes a channel partner's expertise and service capabilities, and their ongoing focus on customer satisfaction as measured through service performance metrics. The CSP program is currently in progress, and several Polycom channel partners are in the application and audit process for certification. The Polycom Partner Service Program (PPSP), comparable to CSP, was launched in Europe during 2005.

Maintenance and support prices vary by model, number of systems and program options. Prices generally range from 4% to 15% of product list price depending on the product and the level of service selected. All services may not be available on all products.

We also offer Professional Services solutions which include:

**Implementation Service:** The core offering includes project management, a pre-installation survey, database development and configuration, on-site installation, testing and onsite administrator training.

**IP Network Consulting:** This offering is designed to aid clients deploying or transitioning large complex voice and video conferencing solutions to an IP based network environment or for those customers experiencing performance issues within their collaboration environment.

**Performance Benchmarking and Best Practices Assessment:** This is a highly structured program that gives a clear understanding of what a conferencing network can really deliver and how to reduce network costs, streamline usage processes, and improve efficiency and quality of service.

**Advanced Project Management:** Offers a single solution that ensures a smooth deployment of voice and video solutions. The offering includes a single point of contact, development of the project plan, management of relationships with all parties involved in the project, management implementation and project review.

**Voice Conferencing Integration:** For Voice bridges, this solution is recommended for the integration of applications, installation, configuration and testing of integrated ReadiVoice or OCI solutions. Industry experts and a single point of contact ensure smooth implementation and expert project management, and ensure that applications are integrated with the conferencing solution.

## COMPETITION

We continue to face significant competition for products in our Communications segment, which, by their nature, are subject to rapid technological change. In video communications, our major competitors include Tandberg and a number of other companies including Aethra, Avistar, D-Link, Huawei, Kedacom, NEC, Panasonic, Sony, VCON, VTEL and ZTE, as well as various smaller or new industry entrants, such as LifeSize. Some of these companies have substantial financial resources, as well as production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products. In addition, Tandberg has entered into an agreement to further their strategic relationship with Cisco Systems whereby Tandberg provides Cisco with technology that is co-branded and sold by Cisco. We believe we will face increasing competition from alternative video communications solutions that employ new technologies, or new combinations of technologies, from companies such as Cisco Systems, Hewlett-Packard, IBM, Microsoft, and WebEx that enable web-based or network-based video and collaboration communications. We expect competition to persist and increase in the future in this area.

In voice communications our major competitors include Aethra, ClearOne Communications, Konftel, Mitel and other companies that offer lower cost, full-duplex speakerphones. In the VoIP desktop space, there are several low cost manufacturers in Asia and Europe that are emerging. In addition, there are notable PBX and IP Call Manager manufacturers that compete in the standards based IP space including Alcatel, Avaya, Cisco Systems, Mitel, Nortel and Siemens. Furthermore, all major telephony manufacturers produce hands-free speakerphone units that cost less than our voice communications products.

Our video network systems business has significant competition from RADVISION, and a number of other companies, including Cisco Systems, who resell RADVISION's products, Tandberg and Huawei, as well as various smaller or new industry entrants. Our audio network systems business has significant competition from companies such as Avaya, Cisco and Compunetix.

For our services business, we see the competition coming from a number of companies, including Cisco Systems and Nortel, and we believe these vendors and their resellers will look at our products as potential multi-vendor third party service revenue streams, in addition to trying to provide one service solution to their customers. Third party maintenance companies are also a threat to our service base, and, as the industry continues to grow, more third party resources are being devoted to servicing our industry.

## TECHNOLOGY

We intend to continue to invest in and leverage our core technologies to develop, enhance and market our communications endpoints, infrastructure elements, enabling tools and overall products and product enhancements. These core technologies in our product offerings include the following:

*Video System Architectures.* We continue to develop on its "Common Architecture," first introduced in the VSX product family. While conventional systems require extensive tuning and rewriting to adapt their software algorithms to each specific hardware design, the Common Architecture delivers performance levels that are almost independent of the hardware configuration. This platform enables faster development of innovative new features and improvements across the whole range of video products.

*Firewall and NAT Traversal.* The ability to place video calls through company firewalls and NAT (network address translation) structures easily but securely is of high importance. Some other systems do this using tunneling, a technique that disguises data by hiding it inside a wrapper. However, tunneling violates many corporate security philosophies because it can conceal damaging content, such as viruses and spyware, from corporate perimeter network protections. In response to this problem, Polycom has developed Application Aware Networking™, a technology that addresses the need for security while remaining compatible with 323-aware firewalls and session border controllers, compliant with corporate security requirements, and backwards compatible with 323-compatible voice and video endpoints. By combining multiple technologies, we believe this optimizes performance by finding and using the shortest possible path for video and voice routing, as well as providing traffic management to ensure that live voice and video receive high quality network performance. We will continue to invest in solutions for security and firewall issues to ensure a safe, trouble-free connection for video, voice and content.

*Interactive Stereo Audio.* The ability to conduct fully interactive conversations in a multi-channel environment such as stereo brings important benefits to a conference. With Polycom's proprietary full-duplex stereo technology, sharing of the full acoustic environment between remote locations enables a more immersive conferencing experience, closely approximating physical co-location of participants.

*Enhanced Wideband Audio.* We continue to make significant investments in the development of key audio technologies to provide improved fidelity in conferencing and point-to-point environments. We currently provide wideband audio, using our industry-developed standard, G.722.1, in our voice, video and network products.

*IP Protocols and Telephony.* We continue to invest heavily in the technologies that enable IP communications and telephony. The multiple protocols, such as Session Initiation Protocol, or SIP, Media Gateway Control Protocol, or MGCP, and H.323, applications, feature sets, and environments of IP telephony all require significant attention and innovative new solutions to operate flawlessly with a communications link that is fundamentally different from the traditional analog telephone line.

*Versatile Media Bridging.* By developing new architectures, algorithms and techniques, we are continuing to extend our base of bridging products. Our focus on basic architectures continues to enable configuration flexibility, enhanced product function, cost reduction, and the applicability of design elements in multiple products and environments.

*Content Collaboration Technology.* New extensions of our content collaboration technologies bring versatility, ease of use, and performance to users and groups in an increasing number of environments. These technologies allow productive data conferencing, whether web-based, IP-based, or plus-content.

*Industry Standards Leadership.* We continue our active role in industry leadership in numerous standards activities. Our technical expertise and management contributions are in roles as editor, contributor and other capacities in world and regional standards committees. These include ITU-T Study Group 16, Internet Engineering Task Force, International Multimedia Telecommunications Consortium and Telecommunications

Industry Association, and also cover emerging technology areas such as media coding, communications protocols, endpoint requirements, and industry interoperation.

*Digital Acoustic Processing.* We continue to enhance and develop our advanced acoustic processing to extend advanced generation voice sharing and enhancement technologies. These continuing investments are resulting in improvements in naturalness, range, sensitivity and trouble-free usability. We are also developing algorithms and techniques to improve our media performance in a broad range of room environments.

*Conferencing Integration and Management.* We continue to invest in a new generation of integrated system management tools that increase the security, reliability, and ease of operation of the elements of its systems. Our Global Management System, or GMS, is a client/server system for meeting and device coordination and management via integrated network control. This improves the reliability and accessibility of network systems and helps assure completeness and uniformity among users.

## RESEARCH AND PRODUCT DEVELOPMENT

We believe that our future success depends in part on our ability to continue to enhance existing products and to develop new products that maintain technological competitiveness. Our current product development efforts focus principally on our Communications and Network Systems product families. The markets for these products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions and require a significant investment in research and development. We intend to expand upon these product platforms through the development of software options, upgrades and future product generations. In addition, we plan to allocate more of our resources to the integration of our products with those of other companies and on joint initiatives with our strategic partners. However, we cannot assure you that these products will be made commercially available as expected or otherwise on a timely and cost-effective basis or that, if introduced, these products will achieve market acceptance.

Research and development expenses are expensed as incurred and totaled approximately $91.5 million in 2005, $92.1 million in 2004 and $72.6 million in 2003. We believe that significant investments in research and development are required to remain competitive since technological competitiveness is key to our future success. We intend to continue to make substantial investments in product and technology development. We also intend to continue to participate in the development of various teleconferencing industry standards, which are or may be incorporated into our products.

## SALES AND DISTRIBUTION

We market and sell our products through a broad worldwide network of channel partners, which includes distributors, value-added resellers, and retailers and, in some cases, we market and sell our products directly to leading communications service providers. These partners include AT&T (including SBC), BT, Cisco, Digital China, GBH, Genedis, Imago Micro, Ingram Micro, Nanjing Southern, Princeton Technology, Review Video, SKC Communications, T2 Supply, Tech Data, Telus, Unitel and WireOne. Many of these partners sell a variety of communication products and/or services and, with our products, offer a complete product portfolio.

Through our direct-touch sales force, we sell with our channel partners, which we believe better enables us to sell the benefits of our solutions. This strategy enables us to have more direct interaction with our end-user customers. We believe that it is important to maintain a close working relationship with these customers in order to meet their demands for sales and support on a multinational basis. Our partners are required to be certified for certain network systems and video products that we believe yield a higher level of end-user customer satisfaction. Channel partners that stock product maintain a limited amount of inventory and for some channel partners and certain network system products, we drop ship directly to their end-user customers as opposed to having these partners carry inventory. We plan to continue to focus on the enterprise, government, education and healthcare vertical markets, working with new and existing channel partners. To complement our sales efforts, we advertise in trade and general business print media and participate in a wide array of trade shows and public relations activities.

We typically ship products within a short time after we receive an order and, therefore, backlog has not been a good indicator of future revenues. We include in backlog open product orders for which we expect to ship or services which we expect to bill and record revenue in the following quarter. Once billed, unrecorded service revenue is included in deferred revenue. As of December 31, 2005, our order backlog was $38.1 million as compared to $20.1 million at December 31, 2004.

We have historically focused our sales efforts in regions of the world where we believe customers have begun to invest significantly in conferencing equipment and services. Based on the global nature of this customer demand, our sales and service staff and our channel footprint has spread into all major regions. As such, we manage our global sales and distribution process in the four theatres of North America, Europe, Asia and Latin America. We have established product distribution centers in the United States, Europe and Asia in order to best serve our global customers base, which have increased the costs associated with our international operations.

A substantial majority of our revenues are from value-added resellers, distributors, service providers and retailers. No customer accounted for more than 10% of our total revenues or Services segment revenues in 2005, 2004 or 2003. In 2005 one channel partner accounted for 11% of our Communications segment revenues. No one customer accounted for more than 10% of our Communications segment revenues in 2004 and 2003. No one customer accounted for more than 10% of our Network Systems segment revenues in 2005 and 2004. In 2003, our Network Systems segment had two channel partners that, together, represented approximately 21% of Network Systems segment revenues. We believe it is unlikely that the loss of any one of these channel partners would have a long term material adverse affect on the revenues of these segments as we believe end-users would likely purchase our products from a different channel partner. However, a loss of any one of these channel partners could have a material adverse impact during the transition period. In 2004, we began selling our audio network systems, a product line obtained through the Voyant acquisition, direct to end users and the revenues in the Network Systems segment from end users are subject to more variability than our revenues from our reseller customers. The loss of one or more of the audio network system customers could have a material impact on our Network Systems segment and consolidated revenues.

## CUSTOMER SERVICE AND SUPPORT

We believe that service and support are critical components of customer satisfaction. Although our resellers maintain and provide technical support to their end-user customers, we provide a wide range of service and support offerings to our resellers, service providers and directly to some end-user customers. Service revenues for our communications and network systems products are included in our services segment. See Note 17 to Notes to Consolidated Financial Statements.

We provide warranty support for all of our products. The warranty period is generally one to three years for hardware products and ninety days for software media and repaired parts. In addition to warranty, we provide professional services offerings. Professional services consist of planning and needs analysis for end-users; design services, such as room design and custom solutions, providing customized videoconferencing solutions to meet each end-user's unique requirements; and project management, installation and training, which provide end-users with effective implementation of videoconferencing systems and the transition to IP networks. Additional professional service offerings include benchmarking and best practice assessments as well as voice conferencing integration. All services are sold both directly to end-user customers and through our resellers. Service programs for local and international resellers range from reselling our service offerings to providing back-end support for servicing end-users. All maintenance services are delivered on a worldwide basis from several integrated support centers located in the United States, Canada, United Kingdom, Australia, Singapore, India, China, Japan, Mexico and Brazil. Spare parts are stocked at strategic locations around the world to meet response time commitments to customers and resellers. We utilize direct field service staff as well as resellers and third-party service providers to perform installation and on-site repairs. We deliver all other services through a combination of in-house personnel as well as outside contractors. In addition, a technical service center hotline provides a full range of telephone support to our resellers and to end-user customers, and we offer electronic support via the World Wide Web. We maintain contracts with a number of different vendors throughout the world to provide certain services, including front line technical telephone support in North America, on-site field support and logistics.

## MANUFACTURING

We subcontract essentially all of our voice and video product lines to Celestica, a third-party contract manufacturer. We use Celestica's facilities in Thailand, China and Singapore. Further, our video network systems products are manufactured in Israel, although we do have the capability to perform some testing and final assembly in Atlanta, Georgia, China and Thailand for one of the video network systems products and in Westminster, Colorado for one of our audio network systems product lines. We also subcontract the manufacture of our audio network systems products to several suppliers in the United States.

## INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

While we rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary rights, we believe that factors such as technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. We currently have one hundred and fourteen United States patents issued covering our products. The expiration of these patents range from 2006 to 2020. In addition, we currently have one hundred and nine foreign patents issued whose expirations range from 2006 to 2020. Further, we have one hundred and thirty United States patents pending covering our conferencing and our network systems products and one hundred and sixty foreign patent applications pending. Polycom, Polyspan, SoundStation Premier, ShowStation, SoundPoint, SoundStation, ViewStation, Polycom logos and others are registered trademarks of Polycom, and, MeetingSite, ViaVideo, iPower, VoiceStation, SoundStation Premier Satellite, iPriority, Clarity by Polycom, SoundStation product configuration and others are trademarks of Polycom in the U.S. and various countries. According to federal and state law, Polycom's trademark protection will continue for as long as we continue to use our trademarks in connection with the products and services of Polycom. See Item 3. "Legal Proceedings" for a description of our current legal proceedings.

We have licensing agreements with various suppliers for software incorporated into our products. For example, we license video communications source code from ADTRAN, Delcom, Mitsubishi, Simtrol, Skelmir, SNMP, and Software House, video algorithm protocols from DSP and UB Video, Windows software from Microsoft, development source code from Avaya, Hughes Software Systems, Ltd., In Focus Systems Inc., Nokia, Surf, Vocal Technologies Ltd. and Windriver, audio algorithms from D2 and Nortel Networks, Sipro, Telogy and Voiceage, and communication software from Konexx and RADVISION. These third-party software licenses may not continue to be available to us on commercially reasonable terms, if at all. The termination or impairment of these licenses could result in delays or reductions in new product introductions or current product shipments until equivalent software could be developed, licensed and integrated, if at all possible, which would harm our business and results of operations. In addition, in November 2004, we entered into a patent cross-license agreement with Avistar Communications, Inc. ("Avistar") and Collaboration Properties, Inc., a wholly-owned subsidiary of Avistar ("CPI"), whereby non-exclusive, fully paid-up, worldwide patent licenses to each party's respective patent portfolios were granted. See Note 12 of Notes to Consolidated Financial Statements.

## EMPLOYEES

As of December 31, 2005, we employed a total of 1,636 persons, including 739 in sales, marketing and customer support, 494 in product development, 159 in manufacturing and 244 in finance and administration. Of these, 661 were outside of North America. We have experienced no work stoppages and believe our relationship with our employees is good.

## ITEM 1A. RISK FACTORS

*INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE SIGNIFICANTLY DUE TO ANY OF THESE RISKS, AND INVESTORS MAY LOSE ALL OR PART OF THEIR INVESTMENT. IN ASSESSING THESE RISKS, INVESTORS SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS ANNUAL REPORT ON FORM 10-K, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES.*

**If we fail to compete successfully domestically and internationally, our business and results of operations would be significantly harmed.**

Competition that we face in our markets is intense. The principal competitive factors in the markets in which we presently compete and may compete in the future include:

- the ability to provide and sell a broad range of products and services that are responsive to changing technology and changing customer requirements;
- product performance;
- price;
- the ability to introduce new products, including products with price-performance advantages;
- the ability to reduce production costs;
- the ability to provide value-added features;
- the ability to successfully integrate our products with, and operate our products on, existing customer platforms;
- market presence; and
- the ability to extend credit to our partners.

We may not be able to compete successfully against our current or future competitors. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved performance characteristics. New product introductions by our current or future competitors could cause a significant decline in sales or loss of market acceptance of our existing products and future products. We believe that the possible effects from ongoing competition may be the reduction in the prices of our products and our competitors' products, the introduction of additional lower priced competitive products or the introduction of new products or product platforms that render our existing products or technologies obsolete. We expect this increased competitive pressure may lead to intensified price-based competition, resulting in lower prices and gross margins which would significantly harm our results of operations.

Competition that we face in certain of our international markets is different than that we face in North America and is currently based principally on price. For instance, we have noted additional competitors and increased pricing pressures in China, India and other parts of Asia contributing to the flat revenues that we have seen in Asia in the first and second quarters of 2005 and decreased revenues in the third quarter of 2005 as compared to the respective year ago periods. Although we had improved sequential performance in Asia in the fourth quarter of 2005, revenues are lower than the comparable year ago period, and we still see increased competition in this region, particularly in China. If such trends continue or if we are unable to compete effectively in these regions in terms of price, technology, product offerings or marketing strategies, our overall financial results may suffer.

**Competition in each of our operating segments is intense, and the failure to perform in any of these segments could negatively affect our results of operations.**

We face significant competition in the communications industry. In video communications, our major competitors include Tandberg and a number of other companies including Aethra, Avistar, D-Link, Huawei,

Kedacom Technologies, NEC, Panasonic, Sony, VCON, VTEL and ZTE, as well as various smaller or new industry entrants. Some of these companies have substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products. In addition, with advances in telecommunications standards, connectivity and video processing technology, next generation high definition video resolution technology and the increasing market acceptance of video communications, other established or new companies may develop or market products competitive with our video communications products or may partner with companies which have more substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market or sell their products and to bring their products to market more rapidly than we can. We may also underestimate the demand for particular products that incorporate new technologies. For instance, certain of our competitors are bringing products utilizing next generation high definition video resolution technology to market, which may result in a slowdown in our sales cycle and orders for our video products and a resulting impact on our video revenues as customers assess such new technologies, wait for a launch of competing products by us, or wait to make purchases until sales prices for such next generation products fall. Also, new strategic partnerships are regularly being formed and announced by our competitors, which may hinder our ability to effectively compete in those markets.

We have lost group video conferencing sales opportunities to our competitors, including to competitors in China who sell at lower price points. Although we saw improved performance in China in the fourth quarter of 2005, we expect to continue to face stiff competition, and our competitors may gain market share from us, due in part to their strategic relationships and their latest product offerings. In addition, we believe we will face increasing competition from alternative video communications solutions that employ new technologies or new combinations of technologies from companies such as Cisco Systems, Hewlett-Packard, IBM, Microsoft, and WebEx that enable web-based or network-based video and collaboration communications.

The market for voice communications equipment, including voice conferencing and desktop equipment, is highly competitive and also subject to rapid technological change, regulatory developments and emerging industry standards. We expect competition to persist and increase in the future in this area. In voice communications, our major competitors include Aethra, ClearOne Communications, Konftel, Mitel and other companies that offer lower cost, full-duplex speakerphones. There are also several low cost manufacturers in Asia and Europe that are emerging with VoIP desktop products competitive with ours. In addition, there are notable PBX and IP Call Manager manufacturers that compete with standards based IP products including Alcatel, Avaya, Cisco Systems, Mitel, Nortel and Siemens. Furthermore, all major telephony manufacturers produce hands-free speakerphone units that cost less than our voice communications products.

Our video network systems business has significant direct competition from RADVISION, and a number of other companies, including Cisco Systems, who resells RADVISION's products, Tandberg, and Huawei, as well as from various smaller or new industry entrants. Our video network systems revenues have declined sequentially since the fourth quarter of 2004 and could continue to decline in 2006 as a result of sales lost to competitors as well as lower average selling prices due in part to competitive pressures. Our audio network systems business has significant competition from companies such as Avaya, Cisco, and Compunetix, which we continued to see in 2005. Although we intend to launch new network services product offerings, these new product offerings may be delayed or may not have as much of a positive impact on our network systems revenues as we anticipate.

For our services business, we see the competition coming from a number of companies, including Cisco Systems and Nortel, as we believe these vendors will look at our products as potential multi-vendor third party service revenue streams, in addition to trying to provide one service solution to their customers. Today third party maintenance companies are not a big threat to our service base, but as the industry continues to grow, this may become a concern over time. In addition, it is possible that we will see increased competition in all of our product lines to the extent that one or more of our competitors join together either through mutual agreement or acquisitions to form new partnerships to compete against us. These competitors on a stand-alone basis or on a combined basis could have more substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products.

**We face risks associated with our products and product development, including new product introductions and transitions.**

*Our success depends on our ability to assimilate new technologies in our products and to properly train our channel partners and sales force in the use of those products.*

The markets for video and voice communications and network systems products are characterized by rapidly changing technology, such as the recent demand for high definition video technology and lower cost network systems products, evolving industry standards and frequent new product introductions. The success of our new products depends on several factors, including proper new product definition, product cost, timely completion and introduction of new products, proper positioning of new products in relation to our total product portfolio and their relative pricing, differentiation of new products from those of our competitors, and market acceptance of these products. Additionally, properly addressing the complexities associated with compatibility issues, channel partner and sales force training, technical and sales support, as well as field support, are also factors that may affect our success.

We continually need to educate and train our channel partners to avoid any confusion as to the desirability of the new product offering compared to our existing product offerings. During the last year, we have launched several new product offerings, and there is a risk that these new products could cause confusion among our channel partners and end-users, thereby causing them to delay purchases of any product until they determine if these products are more desirable products than our legacy products. For instance, in 2005, we introduced the VSX7000e and VSX7000s as successors to our legacy VSX 7000 product, which caused confusion among certain of our channel partners, some of whom delayed purchases of these new product offerings until they better understood the features and functionality of these products. Such delays in purchases could adversely affect our revenues, gross margins and operating results in the period of the delay.

The shift in communications from circuit-switched to IP-based technologies over time may require us to add new channel partners, enter new markets, such as the service provider market, which we entered into with the acquisition of Voyant in January 2004, and gain new core technological competencies. We are attempting to address these needs and the need to develop new products through our internal development efforts, joint developments with other companies and through acquisitions. We may not identify successful new product opportunities and develop and bring products to market in a timely manner. Further, as we introduce new products that can or will render existing products obsolete, these product transition cycles may not go smoothly, causing an increased risk of inventory obsolescence and relationship issues with our end user customers and channel partners. The failure of our new product development efforts, any inability to service or maintain the necessary third-party interoperability licenses, our inability to properly manage product transitions or to anticipate new product demand, or our inability to enter new markets would harm our business and results of operations.

*We may experience delays in product introductions and our products may contain defects which could seriously harm our results of operations.*

We have experienced delays in the introduction of certain new products and enhancements in the past. The delays in product release dates that we experienced in the past were due to factors such as unforeseen technology issues, manufacturing ramping issues and other factors, which we believe negatively impacted our sales revenue in the relevant periods. Any of these or other factors may occur again and delay our future product releases. In addition, we have occasionally terminated new product development efforts prior to any introduction of the new product.

Further, our video communications product development group is located in Massachusetts and Texas, our voice communications product development group is dispersed among California, Georgia, Massachusetts and

Canada, and our network systems product development group is dispersed among Colorado, Georgia and Israel. Our need to manage large and geographically dispersed product development groups in our product lines results in certain inefficiencies and increased product development costs and creates an increased risk of delays in new product introductions.

We produce highly complex communications equipment, which includes both hardware and software and incorporates new technologies and component parts from different suppliers. Resolving product defect and technology issues could cause delays in new product introduction. Further, if such defects are not detected or cured prior to a new product launch, or are detected after a product has already been launched and cannot be cured or result in a product recall, such as our voluntary recall of the lithium ion batteries in our SoundStation 2W products in the first quarter of 2006, these events could result in the failure of a partial or entire product line, a temporary or permanent withdrawal of a product from the market, product reengineering expenses, and inventory costs.

Any delays in the future for new product offerings currently under development or any product defect issues or product recalls could adversely affect the market acceptance of these products, our ability to compete effectively in the market, and our reputation, and therefore, could lead to decreased product sales and could seriously harm our results of operations.

*We face risks related to the adoption rate of new technologies.*

We have invested significant resources developing products that are dependent on the adoption rate of new technologies. For example, our SoundStation IP and SoundPoint IP products are dependent on the roll out of voice-over-IP, or VoIP, technologies. In addition, VoIP products are traditionally sold through service providers. We may not be successful in expanding our current service provider network or maintaining a successful service provider network. The success of our VSX 3000 and PVX software application products depend on the increased use of desktop video collaboration technologies. Our QSX product depends on the acceptance of a new method of sharing data, which is a change in customer patterns that may or may not occur. Further, as we see the adoption rate of new technologies increase, our historical product sales may be negatively impacted.

The success of all of our products is also dependent on how quickly Session Initiation Protocol (or SIP), which is a signaling protocol for Internet conferencing, telephony, presence, events notification and instant messaging, firewall and Network Address Translation (or NAT) traversal, which is an Internet standard that enables a local-area network (or LAN) to use one set of IP addresses for internal traffic and a second set of addresses for external traffic, and call management integration technologies are deployed as new technologies and how quickly we adopt and integrate these new technologies into our existing and future products. The success of our V2IU and firewall traversal solutions will depend on market acceptance and the effect of current and potential competitors.

In addition, we continue to expend significant resources to develop new products or product enhancements based upon anticipated demand for new features and functionality, such as next generation high definition video resolution technology. If the use of new technologies that our future products are based on does not occur, or the development of suitable sales channels does not occur, or occurs more slowly than expected, or if our products that incorporate new technologies are not priced competitively or readily adopted, we may not be able to sell certain of our products in significant volumes and our business may be harmed.

*Lower than expected market acceptance of our products, price competition and other price changes would negatively impact our business.*

If the market does not accept our products, our profitability would likely be harmed. Our profitability could also be negatively affected in the future as a result of continuing competitive price pressures in the sale of video and voice conferencing equipment and network systems, which could cause us to reduce the prices for any of these products or discontinue one product with the intent of simplifying our product offering and enhancing sales of a similar product. Further, we have reduced prices in the past in order to expand the market for our products, and in the future, we may further reduce prices, introduce new products that carry lower margins in order to expand the market or stimulate demand for our products, or discontinue existing products as a means of stimulating growth in a similar product. In the future we may also separately charge for the initial year of service for our video conferencing products rather than have it combined as one price for the product and service. These actions might not have the desired result, and accordingly could have an adverse impact on our product margins and profitability. In addition, we anticipate that our gross margins will become more difficult to predict due to these types of changes, the wide range of margins associated with each of our product lines, and shifts in the mix of products sold. Our network systems products typically have higher gross margins than our other product lines. Therefore, our gross margins could decrease if we continue to experience decreases in our network systems product sales.

*Product obsolescence, excess inventory and other asset impairment can negatively affect our results of operations.*

We operate in a high technology industry which is subject to rapid and frequent technology and market demand changes. These changes can often render existing or developing technologies obsolete. In addition, the introduction of new products and any related actions to discontinue existing products can cause existing inventory to become obsolete. These obsolescence issues can require write-downs in inventory value when it is determined that the recorded value of existing inventory is greater than its fair market value. Also, the pace of change in technology development and in the release of new products has increased and is expected to continue to increase. If sales of one of these products has an unplanned negative effect on sales of another of our products, it could significantly increase the inventory levels of the negatively impacted product. For each of our products, the potential exists for new products to render existing products obsolete, cause inventories of existing products to increase, cause us to discontinue a product or reduce the demand for existing products.

Since 2001, we have purchased several businesses, which together include goodwill valued at approximately $359.1 million and other purchased intangible assets valued at approximately $20.3 million as of December 31, 2005. This represents a significant portion of the assets recorded on our balance sheet. Goodwill and indefinite lived intangible assets are reviewed for impairment at least annually or sooner under certain circumstances. Other intangible assets that are deemed to have finite useful lives will continue to be amortized over their useful lives but must be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Screening for and assessing whether impairment indicators exist, or if events or changes in circumstances have occurred, including market conditions, operating fundamentals, competition and general economic conditions, requires significant judgment. Additionally, changes in the high technology industry occur frequently and quickly. Therefore, we cannot assure you that a charge to operations will not occur as a result of future goodwill and intangible asset impairment tests. If impairment is deemed to exist, we would write down the recorded value of these intangible assets to their fair values, as we did in the fourth quarter of 2005, when we wrote down certain intangible assets associated with our acquisition of Voyant in the amount of $1.9 million. If and when these write-downs do occur, they could harm our business and results of operations.

In addition, we have made investments in private companies which we classify as "Other assets" on our balance sheet. The value of these investments is influenced by many factors, including the operating effectiveness of these companies, the overall health of these companies' industries, the strength of the private equity markets and general market conditions. Due to these and other factors, we have recorded cumulative charges against earnings totaling $14.1 million associated with the impairment of these investments, including $1.6 million in the fourth quarter of 2005. As of December 31, 2005, our investments in private companies are valued at $5.9 million. We may make additional investments in private companies which would be subject to similar impairment risks, and these impairment risks may cause us to write down the recorded value of any such investments. Further, we cannot assure you that future inventory, investment, license, fixed asset or other asset write-downs will not happen. If future write-downs do occur, they could harm our business and results of operations.

*Failure to adequately service and support our products could harm our results of operations.*

Our products are becoming increasingly more complex and are incorporating more complex technologies, such as those included in our network systems products, our new video product offerings and our software products. This has increased the need for product warranty and service capabilities. If we cannot develop and train our internal support organization or maintain our relationship with our outside technical support provider, it could harm our business.

**Our quarterly operating results may fluctuate significantly and are not necessarily a good indicator of future performance.**

Our quarterly operating results have fluctuated in the past and may vary significantly in the future as a result of a number of factors, many of which are out of our control. These factors include:

- fluctuations in demand for our products and services, principally due to (i) the changing global economic environment, (ii) increased competition as we have seen in Asia across all product lines and globally with respect to video and network systems product lines, and (iii) the development of new partnerships, such as the relationships between Tandberg and Cisco and Sony and Cisco in our video product line;
- the prices and performance of our products and those of our existing or potential new competitors, which can change rapidly due to technological innovations;
- the timing, size and mix of the orders for our products;
- whether growth of our VoIP product sales will negatively impact sales of our circuit-switched products and whether VoIP product sales will serve as an effective driver for sales of our IP-based video solutions, as we anticipate;
- the adoption of the new accounting pronouncement, SFAS 123R, "Share-Based Payments" that requires us to record compensation expense for shares issued under our stock plans beginning in the first quarter of 2006 and will have a material impact on our results of operations;
- slowing sales by our channel partners to their customers, which places further pressure on our channel partners to minimize inventory levels and reduce purchases of our products;
- changes to our channel partner programs, contracts and strategy that could result in a reduction in the number of channel partners or could cause more of our channel partners to add our competitors' products to their portfolio;
- the level and mix of inventory that we hold to meet future demand;
- fluctuations in the level of international sales and our exposure to the impact of international currency fluctuations on both revenues and expenses;
- dependence on third party manufacturers and associated manufacturing costs;
- the magnitude of any costs that we must incur in the event of a product recall, such as our recent voluntary recall in the first quarter of 2006 of the lithium ion batteries in our SoundStation 2W products, or of costs associated with product warranty claims;
- the impact of seasonality on our various product lines and geographic regions;
- the impact of greater exposure to foreign currency fluctuations due to an increasing number of our product sales being denominated in non-U.S. dollar currencies; and
- adverse outcomes in intellectual property matters and the costs associated with asserting and enforcing our intellectual property portfolio.

As a result of these and potentially other factors, we believe that period-to-period comparisons of our historical results of operations are not necessarily a good predictor of our future performance. If our future operating results are below the expectations of stock market securities analysts or investors, our stock price will likely decline.

**We experience seasonal demand for our products and services, which may adversely impact our results of operations during certain periods.**

Sales of some of our products have experienced seasonal fluctuations which have affected sequential growth rates for these products, particularly in our third and first quarters. For example, there is generally a slowdown for sales of our products in the European region in the third quarter of each year and sales to government entities typically slow in our fourth quarter and to a greater extent in our first quarter. In addition, sales of our video communications products have typically declined in the first quarter of the year compared to the fourth quarter of the prior year. Seasonal fluctuations could negatively affect our business, which could cause our operating results to fall short of anticipated results for such quarters, as they did in the first quarter of 2005.

**General economic conditions may reduce our revenues and harm our business.**

As our business has grown, we have become increasingly exposed to adverse changes in general economic conditions which can result in reductions in capital expenditures by end-user customers for our products, longer sales cycles, deferral or delay of purchase commitments for our products and increased competition. These factors adversely impacted our operating results in prior years. Any recurrence of these events could have a similar effect.

**Our operating results are hard to predict as a significant amount of our sales may occur at the end of a quarter or are subject to contractual acceptance provisions.**

*The timing of our channel partner orders and product shipments can harm our operating results.*

Our quarterly revenues and operating results depend upon the volume and timing of channel partner orders received during a given quarter and the percentage of each order that we are able to ship and recognize as revenue during each quarter, each of which is extremely difficult to forecast. Moreover, although we saw better sales linearity in the fourth quarter of 2005, in most prior periods, we have seen the majority of our orders in a given quarter shipped in the last month of that quarter and sometimes in the last few weeks of the quarter. Also, our order backlog has fluctuated significantly over our corporate history. Although in the last two quarters of 2005 our order backlog has increased, we believe that backlog levels will continue to fluctuate due to many factors such as ability of our sales force to generate orders linearly throughout the quarter, our ability to forecast revenue mix and plan our manufacturing accordingly, increased deferred revenue associated with our VSX products, customer request dates, timing of product acceptance where contractually required and ongoing service deferrals as service revenues increase as a percent of total revenue. In addition, orders from our channel partners are based on the level of demand from end-user customers. Any decline or uncertainty in end-user demand could significantly negatively impact end-user orders, which could in turn negatively affect orders from our channel partners in any given quarter. As a result, our backlog could decline in future quarters, even to zero. The return to historical linearity levels or any failure or delay in the closing of orders during the last part of a quarter would materially harm our operating results. Furthermore, we may be unable to ship products in the period we receive the order due to these or other factors, which would have an adverse impact on our operating results. In such events, the price of our common stock would decline.

*Difficulty in estimating channel partner orders can harm our operating results, the establishment of product lead times to maximize our inventory efficiency and our focus on operations efficiency in the logistics area.*

Revenues for any particular quarter are extremely difficult to predict with any degree of certainty. We typically ship products within a short time after we receive an order and therefore, backlog is not a good indicator of future revenues. In addition, orders from our channel partners are based on the level of demand from end-user customers. Any decline or uncertainty in end-user demand could negatively impact end-user orders, which could in turn significantly negatively affect orders from our channel partners in any given quarter. Accordingly, our expectations for both short and long-term future revenues are based almost exclusively on our own estimate of future demand and not on firm channel partner orders. Our expense levels are based largely on these estimates. In addition, the majority of our audio and video network system orders are received in the last month of a quarter, typically the last few weeks of that quarter; thus, the unpredictability of the receipt of these orders could negatively impact our future results. We historically have received a majority of our channel partner orders in the last month of a quarter and often in the last few weeks of the quarter. In the event that order linearity once again degrades to the levels we have experienced in the past, where the majority of our sales occurred in the last month of the quarter, or if for any reason orders and revenues do not meet our expectations in a particular period, we will be limited in our ability to reduce expenses quickly. Accordingly, any significant shortfall in demand for our products in relation to our expectations would have an adverse impact on our operating results.

*Delays in receiving contractual acceptance may cause delays in our ability to recognize revenue, depending upon the timing and shipment of orders under such contracts.*

An increasing number of our service provider contracts include product acceptance provisions which vary depending upon the type of product and individual terms of the contract. Accordingly, we defer revenue until the underlying acceptance criteria in any given contract have been met. Depending upon the acceptance terms, the timing of the receipt and subsequent shipment of an order may result in acceptance delays, may reduce the predictability of our revenues, and, consequently, may adversely impact our revenues and results of operations in any particular quarter.

**We face risks related to our dependence on channel partners to sell our products.**

*To avoid confusion by our channel partners regarding our product offerings, we need to devote significant resources to educating and training them.*

When we take any significant actions regarding our product offerings, or acquire new product offerings, it is important to educate and train our channel partners to avoid any confusion on the desirability of the new product offering in relation to our existing product offerings.

For instance, integrating acquired product offerings with ours has created confusion among our channel partners in the past and may continue to do so in the future. We will need to continue to devote significant resources to educate and train our channel partners about our product offerings. Channel confusion could also occur if we do not adequately train or educate the channel on our product families, especially in the cases where we simplify our product offerings by discontinuing one product in order to stimulate growth of a similar product. Ongoing confusion may lead to delays in ordering our products which would negatively affect our revenues.

*Conflicts and competition with our channel partners and strategic partners could hurt sales of our products.*

We have various OEM agreements with major telecommunications equipment manufacturers, such as Avaya, Cisco Systems and Nortel Networks, whereby we manufacture our products to work with the equipment of the OEM. These relationships can create conflicts with our other channel partners who directly compete with our OEM partners, or could create conflicts among our OEM partners who compete with each other, which could adversely affect revenues from these other channel partners or our OEM partners. Conflicts among our OEM partners could also make continued partnering with these OEM partners increasingly difficult. Because many of our channel partners also sell equipment that competes with our products, these channel partners could devote more attention to these other products which could harm our business. Channel conflicts could arise which cause channel partners to devote resources to other non-Polycom communications equipment, or to offer new products from our new and existing competitors, which would negatively affect our business or results of operations.

Some of our current and future products are directly competitive with the products of our channel and strategic partners. For example, we have an agreement with Cisco Systems under which we ship SoundStation IP conference phones for resale by Cisco Systems. In addition, Cisco Systems sells a network systems product which is in direct competition with our network systems offerings. Also, Cisco Systems previously announced a partnership with Tandberg, one of our major competitors in the video communications business, pursuant to which Tandberg provides Cisco Systems with technology that is co-branded and sold by Cisco Systems. As a consequence of conflicts such as these, there is the potential for our channel and strategic partners to compete head-to-head with us and to significantly reduce their orders of our products or design our technology out of their products. In addition, competition with our partners in all of the markets in which we operate is likely to increase, potentially resulting in strains on our existing relationships with these companies. As an example, we are now competing in the voice-over-IP handset arena through service providers, which may cause our relationships with our IP PBX strategic partners to erode. Further, our strategic partners may acquire businesses that are competitive with us. Any such strain or acquisition could limit the potential contribution of our strategic relationships to our business, restrict our ability to form strategic relationships with these companies in the future and create additional competitive pressures on us, including downward pressure on our average selling prices, which would result in a decrease in both revenues and gross margins, any of which could harm our business.

*We are subject to risks associated with our channel partners' product inventories and product sell-through.*

We sell a significant amount of our products to channel partners who maintain their own inventory of our products for sale to dealers and end-users. If these channel partners are unable to sell an adequate amount of their inventory of our products in a given quarter to dealers and end-users or if channel partners decide to decrease their inventories for any reason, such as a recurrence of global economic uncertainty and downturn in technology spending, the volume of our sales to these channel partners and our revenues would be negatively affected. While there has been some improvement in technology spending and the global economy, constraints in technology capital spending still exist and if these conditions recur in the future, our business and operating results will continue to be negatively affected. For example, in the fourth quarter of 2004 and 2005 and the first quarter of 2005, we experienced sequential decreases in absolute dollars in revenues from U.S. government entities. In addition, if channel partners decide to purchase more inventory, due to product availability or other reasons, than is required to satisfy end-user demand or if end-user demand does not keep pace with the additional inventory purchases, channel inventory could grow in any particular quarter, which could adversely affect product revenues in the subsequent quarter. In addition, we also face the risk that some of our channel partners have inventory levels in excess of future anticipated sales. If such sales do not occur in the time frame anticipated by these channel partners for any reason, these channel partners may substantially decrease the amount of product they order from us in subsequent periods, or product returns may exceed historical or predicted levels, which would harm our business. Moreover, if we choose to eliminate or reduce special cost or stocking incentive programs, quarterly revenues may fail to meet our expectations or be lower than historical levels.

Our revenue estimates associated with products stocked by some of our channel partners are based largely on end-user sales reports that our channel partners provide to us on a monthly basis. To date, we believe this data has been generally accurate. To the extent that this sales-out and channel inventory data is inaccurate or not received timely, we may not be able to make revenue estimates for future periods.

*Changes to our channel partner programs or channel partner contracts may not be favorably received and as a result our channel partner relationships and results of operations may be adversely impacted.*

Our channel partners are eligible to participate in various incentive programs, depending upon their contractual arrangements with us. As part of these arrangements, we have the right to make changes in our programs and launch new programs as business conditions warrant. For example, early in 2005, we announced changes to our co-op marketing programs, which affected how our partners utilize and claim credit for eligible marketing activities. These changes could upset our channel partners to the extent that they could add competitive products to their portfolios, delay advertising or sales of our products, or shift more emphasis to selling our competitors products, if not appropriately handled. There can be no assurance that our channel partners will be receptive to future changes and that we will receive the positive benefits that we are anticipating in making these program changes.

Further, we may elect to make changes to our channel partner contracts in Europe, Asia Pacific and Latin America, which could result in a change in the number and mix of channel partners, a smaller number of channel partners, and the same channel upset we experienced in North America when similar changes were made.

*We are subject to risks associated with the success of the businesses of our channel partners.*

Many of our channel partners that carry multiple Polycom products, and from whom we derive significant revenues, are thinly capitalized. Although we perform ongoing evaluations of the creditworthiness of our channel partners, the failure of these businesses to establish and sustain profitability, obtain financing or adequately fund capital expenditures could have a significant negative effect on our future revenue levels and profitability and our ability to collect our receivables. Further, while there has been some improvement in technology spending and the global economy, constraints in technology capital spending still exist and could cause more of our channel partners' businesses to suffer or fail, which would harm our business.

*Our channel partner contracts are typically short-term and early termination of these contracts may harm our results of operations.*

We do not typically enter into long-term contracts with our channel partners, and we cannot be certain as to future order levels from our channel partners. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the channel partner. In the event of an early termination by one of our major channel partners, we believe that the end-user customer would likely purchase from another one of our channel partners. If this did not occur and we were unable to rapidly replace that revenue source, its loss would harm our results of operations.

**Difficulties we may encounter managing a substantially larger business could adversely affect our operating results.**

*If we fail to successfully attract and retain qualified personnel, our business will be harmed.*

Our future success will depend in part on our continued ability to hire, assimilate and retain qualified personnel. Competition for such personnel is intense, and we may not be successful in attracting or retaining such personnel. In addition, provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and Nasdaq impose heightened personal liability on some of our key management personnel. The threat of such liability could make it more difficult to identify, hire and retain highly-skilled management personnel. In addition, from time to time, we may also decide to replace certain key personnel, such as we did recently in Asia by bringing in an interim managing director for the region, and such transitions may be disruptive to the affected function and our business, possibly on a longer term basis than we expected. Further, we have relied on our ability to grant stock options as a means of recruiting and retaining highly skilled personnel. Recent accounting regulations requiring the expensing of stock options will impair our future ability to provide these incentives without incurring significant compensation costs. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees, particularly technical and management, as needed, could harm our business.

In addition, as we add more complex software product offerings, it will become increasingly important to retain and attract individuals who are skilled in managing and developing these complex software product offerings. Further, many of our key employees in Israel, who are responsible for development of our network systems products, are obligated to perform annual military reserve duty and may be called to active duty at any time under emergency conditions. The loss of the services of any executive officer or other key technical or management personnel could have an adverse and disruptive impact on their affected function and, consequently, materially harm our business or operations.

*We experienced significant growth in our business and operations due to internal expansion and business acquisitions during the last five years, and if we do not appropriately manage this growth and any future growth, our operating results will be negatively affected.*

Our business has grown in recent years through both internal expansion and business acquisitions, and continued growth may cause a significant strain on our infrastructure, internal systems and managerial resources. To manage our growth effectively, we must continue to improve and expand our infrastructure, including information technology and financial operating and administrative systems and controls, and continue managing headcount, capital and processes in an efficient manner. Our productivity and the quality of our products may be adversely affected if we do not integrate and train our new employees quickly and effectively and coordinate among our executive, engineering, finance, marketing, sales, operations and customer support organizations, all of which add to the complexity of our organization and increase our operating expenses. We also may be less able to predict and effectively control our operating expenses due to the growth and increasing complexity of our business. In addition, our information technology systems may not grow at a sufficient rate to keep up with the processing and information demands placed on them by a much larger company. The efforts to continue to expand our information technology systems or our inability to do so could harm our business. Further, revenues may not grow at a sufficient rate to absorb the costs associated with a larger overall headcount.

Our future growth may require significant additional resources given that, as we increase our business operations in complexity and scale, we may have insufficient management capabilities and internal bandwidth to manage our growth and business effectively. We cannot assure you that resources will be available when we need them or that we will have sufficient capital to fund these potential resource needs. Also, as we assess our resources following our acquisitions, we will likely determine that redundancy in certain areas will require consolidation of these resources. Any organizational disruptions associated with the consolidation process could require further management attention and financial expenditures. If we are unable to manage our growth effectively, if we experience a shortfall in resources or if we must take additional restructuring charges, our results of operations will be harmed.

**Difficulties in integrating our acquisitions could adversely impact our business.**

*Difficulties in integrating past or future acquisitions could adversely affect our business.*

We have completed a number of acquisitions during our operating history. The process of integrating acquired companies into our operations requires significant resources and is time consuming, expensive and disruptive to our business. Failure to achieve the anticipated benefits of these acquisitions, to retain key personnel, or to successfully integrate the operations of these companies could harm our business, results of operations and cash flows. We may not realize the benefits we anticipate from these acquisitions because of the following significant challenges:

- potentially incompatible cultural differences between the two companies;
- incorporating the acquired company's technology and products into our current and future product lines;
- potentially creating confusion in the marketplace by ineffectively distinguishing or marketing the product offerings of the newly acquired company with our existing product lines, such as we experienced in China with DSTMedia in 2005;
- geographic dispersion of operations;
- generating marketing demand for an expanded product line;
- the difficulty in leveraging the acquired company's and our combined technologies and capabilities across all product lines and customer bases; and
- our inability to retain previous customers or employees of an acquired company.

Further, certain of our acquisition agreements incorporate earn-out provisions in them. Such earn-out provisions entitle the former shareholders of the acquired companies to receive additional consideration upon the satisfaction of certain predetermined criteria. It is possible that disputes over unpaid earn-out amounts may result in litigation to the company, which could be costly and cause management distraction.

We have spent and will continue to spend significant resources identifying and acquiring businesses. The efficient and effective integration of our acquired businesses into our organization is critical to our growth. Any future acquisitions involve numerous risks including difficulties in integrating the operations, technologies and products of the acquired companies, the diversion of our management's attention from other business concerns and the potential loss of key employees of the acquired companies. Failure to achieve the anticipated benefits of these and any future acquisitions or to successfully integrate the operations of the companies we acquire could also harm our business, results of operations and cash flows. Additionally, we cannot assure you that we will not incur material charges in future quarters to reflect additional costs associated with past acquisitions or any future acquisitions we may make.

*Our failure to implement our restructuring plan related to PictureTel facilities could adversely impact our business.*

We had a liability of approximately $4.1 million at December 31, 2005 related to vacant and redundant facilities in connection with our acquisition of PictureTel, which is net of estimated sublease income we expect to generate. Our estimate of sublease income is based on current comparable rates for leases in the respective markets. If actual sublease income is lower than our estimates for any reason, if it takes us longer than we estimated to sublease these facilities, or if the associated cost of subleasing or terminating our lease obligations for these facilities is greater than we estimated, we would incur additional charges to operations which would harm our business, results of operations and cash flows. For example, we have an approximately 152,000 square foot building which is fully subleased to a third party for the length of our lease obligation. If this tenant were unable to fulfill, for any reason, their contractual obligations under the sublease, we would incur additional charges to operations which would harm our business. In addition, until our vacated and redundant facilities are subleased or the lease obligations for these facilities are terminated, we will continue to pay the contractual lease and facility operating expense obligations without any sublease income to offset these costs. Further, in the event that we agree to sublease a facility or terminate a lease obligation through a lease buyout or other means, we may incur a material cash outflow up to and potentially exceeding our recorded liability at the time of such transaction, which would harm our operating cash flows. To the extent that any such cash outflows or additional costs exceed the amount of our recorded liability related to the sublease or termination of these lease obligations, we could incur a charge to operations which would harm our business and adversely impact our results of operations.

### We face risks related to our international operations and sales.

*Because of our significant operations in Israel, we are subject to risks associated with the military, political and regulatory environment in Israel and the Middle East region.*

The principal research and development and manufacturing facilities of our network systems group and many of that group's suppliers are located in Israel. Political, economic and military conditions in Israel and the Middle East region directly affect our network systems group's operations. A number of armed conflicts have taken place between Israel and its geographic neighbors. Current and future armed conflicts or political instability in the region may impair our ability to produce and sell our network systems products and could disrupt research or developmental activities. This instability could have an adverse impact on our results of operations. Further, the military action in Iraq or other countries in the region perceived as a threat by the United States government could result in additional unrest or cause Israel to be attacked, which would adversely affect our results of operations and harm our business.

The technology used to develop our current network systems products was developed in part with grants from the Israeli Office of the Chief Scientist. Under Israeli law, technology developed pursuant to grants from the Office of the Chief Scientist cannot be transferred to any person without the prior written consent of the Office of the Chief Scientist. The grants also contain restrictions on the ability to manufacture products developed with these grants outside of Israel. Approval to manufacture such products outside of Israel, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist of between 120% to 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. These restrictions on the ability to transfer certain of our technology to third parties or manufacture products outside Israel may adversely affect our operating results and the development of additional network systems products and significantly reduce the value of the technology. We are in the process of developing and implementing a disaster recovery plan for our network systems products that could provide for manufacturing to be performed outside of Israel on a limited basis today, and a more extended basis in the event of a disaster. Today, we are performing final test and assembly on a limited basis in Atlanta, Georgia and Thailand. The implementation of such a disaster recovery plan could subject us to additional payments to the Office of the Chief Scientist, which could adversely affect our operating results.

*International sales and expenses represent an increasing portion of our revenues and operating expenses and risks inherent in international operations could harm our business.*

International sales and expenses represent an increasing portion of our revenues and operating expenses, and we anticipate that international sales will continue to account for a significant portion of our revenues for the foreseeable future and that international operating expenses will continue to increase. International sales and expenses are subject to certain inherent risks, including the following:

- adverse economic conditions in international markets;
- potential foreign currency exchange rate fluctuations;
- the near and long-term impact of the military action in Iraq or other hostilities;
- disruptions in business due to natural disasters, quarantines or other disruptions associated with infectious diseases or other events beyond our control;
- unexpected changes in regulatory requirements and tariffs;
- adverse economic impact of terrorist attacks and incidents and any military response to those attacks;
- difficulties in staffing and managing foreign operations;
- longer payment cycles;
- problems in collecting accounts receivable; and
- potentially adverse tax consequences.

International revenues may fluctuate as a percentage of total revenues in the future as we introduce new products. These fluctuations are primarily the result of our practice of introducing new products in North America first and the additional time required for product homologation and regulatory approvals of new products in international markets. To the extent we are unable to expand international sales in a timely and cost-effective manner, especially in our core European markets of France, Germany and the United Kingdom, our business could be harmed. We cannot assure you that we will be able to maintain or increase international market demand for our products.

Although, to date, a substantial majority of our international sales have been denominated in U.S. currency, we expect that a growing number of sales will be denominated in non-U.S. currencies as more international customers request billing in their currency. For example, effective January 1, 2006, we began denominating a portion of our European product sales in Euros and our United Kingdom product sales in British Pounds. In addition, some of our competitors currently invoice in foreign currency, which could be a disadvantage to us in those markets where we do not. Our international operating expenses are denominated in foreign currency. As a result of these factors, we expect our business will be significantly more vulnerable to currency fluctuations, which could adversely impact our results of operations. For instance, in 2003 and 2004, our operating costs internationally increased as a result of the weakness in the U.S. dollar. These currency fluctuations were recorded in other income (expense) in our Consolidated Statement of Operations. We will continue to evaluate whether to, and are likely to decide to, expand the type of products we sell in selected foreign currencies in addition to the Euro and British Pound or may, for specific customer situations, choose to sell our products in foreign currencies, thereby further increasing our foreign exchange risk.

While we do not hedge for speculative purposes, as a result of our increased exposure to currency fluctuations, we from time to time engage in currency hedging activities to mitigate currency fluctuation exposure. Also, due to the recent denomination of our European product sales in Euros and of our United Kingdom product sales in British Pounds, we expect to increase our hedging activity. However, we have limited experience with these hedging activities, and they may not be successful, which could harm our operating results and financial condition. In addition, significant adverse changes in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in revenue or profitability in that country, as discounts may be temporarily or permanently affected.

**We have limited supply sources for some key components of our products, and our operations could be harmed by supply interruptions, component defects or unavailability of these components.**

Some key components used in our products are currently available from only one source and others are available from only a limited number of sources, including some key integrated circuits and optical elements. Because of such limited sources for component parts, we may have little or no ability to procure these parts on favorable pricing terms. We also obtain certain plastic housings, metal castings, batteries, and other components from suppliers located in China and certain Southeast Asia countries, and any political or economic instability in that region in the future, quarantines or other disruptions associated with infectious diseases, or future import restrictions, may cause delays or an inability to obtain these supplies. Further, we have suppliers in Israel and the military action in Iraq or war with other Middle Eastern countries perceived as a threat by the United States government may cause delays or an inability to obtain supplies for our network systems products. We have no raw material supply commitments from our suppliers and generally purchase components on a purchase order basis either directly or through our contract manufacturers. Some of the components included in our products, such as microprocessors and other integrated circuits, have from time to time been subject to limited allocations by suppliers. In addition, companies with limited or uncertain financial resources manufacture some of these components. Further, we do not always have direct control over the supply chain, as many of our component parts are procured for us by our contract manufacturers. In the event that we, or our contract manufacturers, are unable to obtain sufficient supplies of components, develop alternative sources as needed, or companies with limited financial resources go out of business, our operating results could be seriously harmed. Moreover, our operating results would be seriously harmed by receipt of a significant number of defective components, an increase in component prices, such as the recent increases for memory devices, or our inability to obtain lower component prices in response to competitive price reductions. Additionally, our video communications products are designed based on integrated circuits produced by Philips Semiconductor and Equator Technologies, a subsidiary of Pixelworks Inc., and cameras produced by Sony. If we could no longer obtain integrated circuits or cameras from these suppliers, we would incur substantial expense and take substantial time in redesigning our products to be compatible with components from other manufacturers, and we cannot assure you that we would be successful in obtaining these components from alternative sources in a timely or cost-effective manner. Additionally, both Sony and Philips compete with us in the video communications industry, which may adversely affect our ability to obtain necessary components. The failure to obtain adequate supplies of vital components could prevent or delay product shipments, which could harm our business. We also rely on the introduction schedules of some key components in the development or launch of new products. Any delays in the availability of these key components could harm our business. In addition, the business failure or financial instability of any supplier of these components could adversely affect our cash flows if we were to expend funds in some manner to ensure our supply of those components.

**Manufacturing disruption or capacity constraints would harm our business.**

We subcontract the manufacture of our voice and video product lines to Celestica, a third-party contract manufacturer. We use Celestica's facilities in Thailand, China and Singapore, and should there be any disruption in services due to natural disaster, terrorist acts, quarantines or other disruptions associated with infectious diseases, or other similar events, or economic or political difficulties in any of these countries or Asia or any other reason, such disruption would harm our business and results of operations. Also, Celestica's facilities are currently the primary source manufacturer of these products, and if Celestica experiences an interruption in operations or otherwise suffers from capacity constraints, we would experience a delay in shipping these products which would have an immediate negative impact on our revenues. As a result, we may not be able to meet demand for our products, which could negatively affect revenues in the quarter of the disruption and harm our reputation. In addition, operating in the international environment exposes us to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations and potentially adverse tax consequences, all of which could harm our business and results of operations.

**If we have insufficient proprietary rights or if we fail to protect those rights we have, our business would be materially impaired.**

*We rely on third-party license agreements and termination or impairment of these agreements may cause delays or reductions in product introductions or shipments which would harm our business.*

We have licensing agreements with various suppliers for software incorporated into our products. For example, we license video communications source code from ADTRAN, Delcom, Mitsubishi, Simtrol, Skelmir, SNMP, and Software House, video algorithm protocols from DSP and UB Video, Windows software from Microsoft, development source code from Avaya, Hughes Software Systems, Ltd., In Focus Systems Inc., Nokia, Surf, Vocal Technologies Ltd. and Windriver, audio algorithms from D2 and Nortel Networks, Sipro, Telogy and Voiceage, and communication software from Konexx and RADVISION. In addition, certain of our products are developed and manufactured based largely or solely on third-party technology. These third-party software licenses and arrangements may not continue to be available to us on commercially reasonable or competitive terms, if at all. The termination or impairment of these licenses could result in delays or reductions in new product introductions or current product shipments until equivalent software could be developed, licensed and integrated, if at all possible, which would harm our business and results of operations. Further, if we are unable to obtain necessary technology licenses on commercially reasonable or competitive terms, we could be prohibited from marketing our products, could be forced to market products without certain features, or could incur substantial costs to redesign our products, defend legal actions, or pay damages.

*We rely on patents, trademarks, copyrights and trade secrets to protect our proprietary rights which may not be sufficient to protect our intellectual property.*

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary rights. Others may independently develop similar proprietary information and techniques or gain access to our intellectual property rights or disclose such technology. In addition, we cannot assure you that any patent or registered trademark owned by us will not be invalidated, circumvented or challenged in the U.S. or foreign countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, others may develop similar products, duplicate our products or design around our patents. In addition, foreign intellectual property laws may not protect our intellectual property rights. Litigation may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources which could harm our business, and we could ultimately be unsuccessful in protecting our intellectual property rights.

*We face and might in the future face intellectual property infringement claims and other litigation claims that might be costly to resolve and, if resolved adversely, may harm our operating results or financial condition.*

We are a party to lawsuits (patent-related and otherwise) in the normal course of our business. For instance, we recently initiated a patent infringement lawsuit against Codian. Litigation is often expensive, lengthy and disruptive to normal business operations. The results of, and costs associated with, complex litigation matters are difficult to predict, and the uncertainty associated with substantial unresolved lawsuits could harm our business, financial condition and reputation. Negative developments with respect to pending lawsuits could cause our stock price to decline, and an unfavorable resolution of any particular lawsuit could have an adverse and possibly material effect on our business and results of operations.

We expect that the number and significance of claims and legal proceedings that assert patent infringement claims or other intellectual property rights covering our products will increase as our business expands. In particular, we expect to face an increasing number of patent and copyright claims as the number of products and competitors in our industry grows and the functionality of video, voice, data and web conferencing products overlap. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms favorable to us or at all. An unfavorable outcome in any such claim or proceeding could have a material adverse impact on our financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods. Further, any settlement announced by us may expose us to further claims against us by third parties seeking monetary or other damages which, even if unsuccessful, would divert management attention from the business and cause us to incur costs, possibly material, to defend such matters. For example, in November 2004, we settled our outstanding patent infringement litigation with Avistar Communications, Inc. ("Avistar") and Collaboration Properties, Inc., a wholly-owned subsidiary of Avistar, and, in connection with such settlement, paid $27.5 million.

**Loss of government contracts could have a material adverse effect on our business.**

We sell our products, directly and indirectly, and provide services to governmental entities in accordance with certain regulated contractual arrangements. If we fail to report in accordance with, or otherwise fail to comply with, the terms of our government contracts, do not have a satisfactory outcome in government audits of our contracts, or otherwise violate regulatory requirements, the government could suspend or disbar us as a supplier and prohibit all sales of our product to government agencies. The United States General Services Administration ("US GSA") is currently conducting a review of our governmental sales of products and services. Such review, if not deemed satisfactory by the US GSA, could result in further audits, which if such audits were not resolved satisfactorily, could result in our disqualification as an approved government supplier. Any suspension or disbarment of us as a government supplier would negatively affect our results of operations.

**While we believe we currently have adequate internal control over financial reporting, we are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.**

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, we were required to furnish a report by our management on our internal control over financial reporting. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our independent registered public accounting firm has issued an attestation report on management's assessment of such internal control.

While we were able to assert in our Annual Report on Form 10-K that our internal control over financial reporting was effective as of December 31, 2005, we must continue to monitor and assess our internal control over financial reporting. If we are unable to assert in any future reporting period that our internal control over financial reporting is effective (or if our independent registered public accounting firm is unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

**Changes in existing financial accounting standards or practices may adversely affect our results of operations.**

Changes in existing accounting rules or practices, new accounting pronouncements, or varying interpretations of current accounting pronouncements could have a significant adverse effect on our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective. For example, in 2005, we were not required to record stock-based compensation charges to earnings in connection with stock options grants to our employees. However, the Financial Accounting Standards Board (FASB) issued SFAS 123R, "Stock-Based Payments," which will require us to record stock-based compensation charges to earnings for employee stock option grants commencing in the first quarter of 2006. Such charges will negatively impact our earnings. For instance, the Company expects the compensation charges under SFAS 123R to reduce net income by approximately $15 to $20 million for fiscal 2006. In addition, future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted create uncertainty as to the amount of future stock-based compensation expense and make such amounts difficult to predict accurately.

**Changes in tax rates could affect our future results.**

The Company's future effective tax rates could be favorably or unfavorably affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of the Company's deferred tax assets and liabilities, or changes in tax laws or their interpretation. For instance, we recently announced an increase in our expected tax rate in 2006 due to the current lapse in the U.S. research and development tax credit, which may in fact adjust down again if the tax credit gets reinstated. The adoption of SFAS 123R will also add more variability to our future effective tax rates.

In addition, the Company is subject to the continuous examination of its income tax returns by the Internal Revenue Service and other tax authorities. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse affect on the Company's net income and financial condition.

**Business interruptions could adversely affect our operations.**

Our operations are vulnerable to interruption by fire, earthquake, typhoon or other natural disaster, quarantines or other disruptions associated with infectious diseases, national catastrophe, terrorist activities, war, ongoing Iraqi disturbances, an attack on Israel, disruptions in our computing and communications infrastructure due to power loss, telecommunications failure, human error, physical or electronic security breaches and computer viruses, and other events beyond our control. We do not have a fully implemented detailed disaster recovery plan. In addition, our business interruption insurance may not be sufficient to compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business and results of operations.

**Our cash flow could fluctuate due to the potential difficulty of collecting our receivables and managing our inventories.**

Over the past few years, we initiated significant investments in Europe and Asia to expand our business in these regions. In Europe and Asia, as with other international regions, credit terms are typically longer than in the

United States. Therefore, as Europe, Asia and other international regions grow as a percentage of our revenues, accounts receivable balances will likely increase as compared to previous years. Although, from time to time, we have been able to largely offset the effects of these influences through additional incentives offered to channel partners at the end of each quarter in the form of prepaid discounts, these additional incentives have lowered our profitability. In addition, the recurrence of economic uncertainty or downturn in technology spending in the United States may restrict the availability of capital which may delay our collections from our channel partners beyond our historical experience or may cause companies to file for bankruptcy, which occurred with Global Crossing, WorldCom and MCSi. Either of these conditions would harm our cash flow and days sales outstanding performance. Although in recent quarters our experience in collecting receivables has been good and we expect this trend to continue, there can be no assurance that it will continue.

Our days sales outstanding (DSO) metric is currently ranging from 40 to 46 days. However, we expect that our DSO metric will continue to fluctuate, and in all likelihood, will increase as revenues increase, as a result of fluctuations in revenue linearity, as a result of future acquisitions, as a result of a greater mix of international sales, or any other factors.

In addition, as we manage our business and focus on shorter shipment lead times for certain of our products and implement freight cost reduction programs, our inventory levels may increase, resulting in decreased inventory turns that could negatively impact our cash flow. For example, our inventory turns decreased from 7.7 turns in the fourth quarter of 2004 to 5.3 turns in the fourth quarter of 2005, and this trend may continue in future operating periods.

**Our stock price fluctuates as a result of the conduct of our business and stock market fluctuations.**

The market price of our common stock has from time to time experienced significant fluctuations. The market price of our common stock may be significantly affected by a variety of factors, including:

- statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business, including competitors, partners, suppliers or telecommunications industry leaders or relating to us specifically, as has occurred recently;
- the announcement of new products or product enhancements by us or our competitors;
- technological innovations by us or our competitors;
- quarterly variations in our results of operations;
- general market conditions or market conditions specific to technology industries; and
- domestic and international macroeconomic factors.

In addition, the stock market continues to experience price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies like us. These fluctuations are often unrelated to the operating performance of the specific companies.

## ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

## ITEM 2. PROPERTIES

We are currently headquartered in an approximately 50,000 square foot leased facility in Pleasanton, California. This facility accommodates our executive and administrative operations. Our approximately 102,000 square foot leased facility in Milpitas, California houses research and development, manufacturing, marketing, sales and customer support operations for our voice communications business.

The majority of our video communications and service operations are located in an approximately 107,000 square foot leased facility in Andover, Massachusetts and an approximately 62,000 square foot leased facility in Austin, Texas. Our network systems operations occupy approximately 47,000 square feet in Petach Tikva, Israel and 32,000 square feet in Atlanta, Georgia, which facility is also shared with our installed voice business. Our audio network systems operations are located in an approximately 84,000 square foot leased facility located in Westminster, Colorado. In addition, we lease space in Vancouver, Canada for our VoIP development operation and in Burlington, Massachusetts for our advanced voice development operations. See Note 12 of Notes to Consolidated Financial Statements.

The Andover, Massachusetts lease was amended in November 2003. The original term of this lease, which would end in 2014, was amended to allow us to exit the facility in various stages through 2008 in exchange for certain cash payments. In June 2004, we entered into a termination agreement and related payment agreement for this facility which terminated the lease on all of the unoccupied space as of December 28, 2004. The agreement resulted in an acceleration of the termination payments that were previously scheduled through 2008. All amounts owing under the lease termination agreement were paid in January 2005.

We lease an approximately 55,000 square foot facility in Tracy, California for our North American and Latin American distribution center. Further, we utilize space at our manufacturing contractor in Thailand and our European distribution contractor in the United Kingdom and Netherlands to provide Asian and European distribution and repair centers, respectively.

Within the U.S., we lease office space, primarily for sales offices in various metropolitan locations, including: Atlanta, Georgia; Chicago, Illinois; Herndon, Virginia; Irvine, California; New York, New York; and Dallas, Texas. Outside of the U.S, we lease offices in several countries, including Australia, Canada, China, France, Germany, Hong Kong, India, Israel, Japan, Korea, Malaysia, Mexico, Netherlands, Peru, Singapore, Spain and the United Kingdom. Our facilities are leased pursuant to agreements that expire beginning in 2006 and extend out to 2018.

As a result of the acquisition of PictureTel completed in October 2001, we identified redundant facilities that we intend to terminate or sublease or have terminated or subleased. For example, we lease an approximately 152,000 square foot building which is fully subleased to a third party for which the sublease runs concurrent with our lease obligation. As a result, we are not currently showing a lease obligation related to this facility. See Note 5 of Notes to Consolidated Financial Statements.

We believe that our current facilities are adequate to meet our needs for the foreseeable future, and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

## ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We expect that the number and significance of these matters will increase as our business expands. In particular, we expect to face an increasing number of patent and other intellectual property claims as the number of products and competitors in Polycom's industry grows and the functionality of video, voice, data and web conferencing products overlap. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements which, if required, may not be available on terms favorable to us or at all. Based on currently available information, management does not believe that the ultimate outcomes of these unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Company's financial position, liquidity or results of operations. However, litigation is subject to inherent uncertainties, and our view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on our financial position and results of operations or liquidity for the period in which the unfavorable outcome occurs or becomes probable, and potentially in future periods.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

## EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers, and all persons chosen to become executive officers, and their ages and positions as of February 28, 2006, are as follows:

| Name | Age | Position(s) |
|---|---|---|
| Robert C. Hagerty* | 54 | Chairman of the Board of Directors, Chief Executive Officer and President |
| Michael R. Kourey* | 46 | Senior Vice President, Finance and Administration, Chief Financial Officer, and Director |
| Sunil K. Bhalla | 49 | Senior Vice President and General Manager, Voice Communications |
| Sayed M. Darwish | 40 | Vice President, General Counsel and Secretary |
| Laura J. Durr | 45 | Vice President and Worldwide Controller |
| James E. Ellett | 46 | Senior Vice President and General Manager, Video Communications |
| Philip B. Keenan | 43 | Senior Vice President and General Manager, Network Systems |
| Kim Niederman | 54 | Senior Vice President, Worldwide Sales |

* Member of the Board of Directors.

Mr. Hagerty joined us in January 1997 as our President and Chief Operating Officer and as a member of our Board of Directors. In July 1998, Mr. Hagerty was named Chief Executive Officer. In March 2000, Mr. Hagerty was named Chairman of our Board of Directors. Prior to joining us, Mr. Hagerty served as President of Stylus Assets, Ltd., a developer of software and hardware products for fax, document management and Internet communications. He also held several key management positions with Logitech, Inc., including Operating Committee Member to the Office of the President, and Senior Vice President/General Manager of Logitech's retail division and worldwide operations. In addition, Mr. Hagerty's career history includes positions as Vice President, High Performance Products for Conner Peripherals, Director of Manufacturing Operations and General Manager for Signal Corporation, and Operations Manager for Digital Equipment Corporation. Mr. Hagerty currently serves as a member of the Board of Directors of Modulus Video, Inc. and Palm, Inc. Mr. Hagerty holds a B.S. in Operations Research and Industrial Engineering from the University of Massachusetts, and an M.A. in Management from St. Mary's College of California.

Mr. Kourey has been one of our directors since January 1999. Mr. Kourey has served as our Senior Vice President, Finance and Administration since January 1999 and as our Chief Financial Officer since January 1995. He also served as Vice President, Finance and Administration from January 1995 to January 1999, Vice President, Finance and Operations from July 1991 to January 1995, Secretary from June 1993 to May 2003 and Treasurer from May 2003 to May 2004. Mr. Kourey currently serves as a member of the Board of Directors of WatchGuard Technologies, Inc. and serves on the Advisory Board of the Business School at Santa Clara University. Prior to joining us, he was Vice President, Operations of Verilink Corporation. Mr. Kourey holds a B.S. in Managerial Economics from the University of California, Davis, and an M.B.A. from Santa Clara University.

Mr. Bhalla joined us in February 2000 as our Senior Vice President and General Manager, Voice Communications. Before joining us, Mr. Bhalla served as Vice President of Polaroid Corporation's Internet Business from October 1999 to January 2000 and also served as Polaroid's Vice President and General Manager, Worldwide Digital Imaging Business from June 1998 to October 1999. Previously, Mr. Bhalla also held posts as

Director of Strategic Marketing at Computervision Corporation from September 1991 to June 1993, as well as senior management positions with Digital Equipment Corporation from September 1986 to August 1991. Mr. Bhalla is a graduate of the Stanford Executive Program, Stanford University, holds a M.S. in Mechanical Engineering and CAD/CAM from Lehigh University, Pennsylvania, and a B.S. in Mechanical Engineering from Institute of Technology, BHU, India.

Mr. Darwish joined us in August 2005 as our Vice President, General Counsel and Secretary. Prior to joining Polycom, from December 2003 to August 2005, Mr. Darwish served in various legal positions at EMC Corporation, ultimately as Vice President and General Counsel for EMC Corporation's Software Group, after EMC's acquisition of Documentum, Inc., where he served as Vice President, General Counsel and Secretary from July 2000 to December 2003. Prior to that, Mr. Darwish served as Vice President and General Counsel for Luna Information Systems, served in various positions, including as General Counsel and Vice President, Legal and HR, for Forté Software, Inc. through its acquisition by Sun Microsystems, Inc., served as Corporate Counsel at Oracle Corporation, and was an associate in the law firm of Brobeck, Phleger & Harrison. Mr. Darwish is a graduate of the University of San Francisco School of Law, J.D. *cum laude,* and holds a B.S. in Mathematics and a B.A. in Economics from the University of Illinois, Urbana.

Ms. Durr has served as our Vice President, Worldwide Controller and Principal Accounting Officer since March 2005. Ms. Durr joined us in March 2004 as our Assistant Controller. Prior to joining Polycom, Ms. Durr served as the Director of Finance & Administration for QuickSilver Technology, Inc. from February 2003 to March 2004, as an independent consultant from July 2002 to February 2003 and as the Corporate Controller for C Speed Corporation from April 2001 to June 2002. From October 1999 to October 2000, Ms. Durr was a business unit Controller at Lucent Technologies, Inc. after Lucent's acquisition of International Network Services, where she served as the Corporate Controller from May 1995 to October 1999. Ms. Durr also spent six years in various capacities at Price Waterhouse LLP. Ms. Durr is a certified public accountant and holds a B.S. in Accounting from San Jose State University in San Jose, California.

Mr. Ellett joined us in February 2003 as Senior Vice President and General Manager, Video Communications. Before joining us, Mr. Ellett served as Vice President and General Manager of the Client Business Unit of Advanced Micro Devices. Prior to Advanced Micro Devices, Mr. Ellett held various general manager positions at Compaq Computer Corporation from November 1996 through February 2001. In addition, Mr. Ellett held positions at Cyrix Corporation, Digital Equipment Corporation and spent six years at Dell Computer Corporation in various positions in the Desktop Systems, Consumer Products and Portable Systems groups. Mr. Ellett holds a B.S. in Electrical Engineering from The University of Texas at Austin.

Mr. Keenan has served as our Senior Vice President and General Manager, Network Systems since January 2003. Prior to that, Mr. Keenan served as our Senior Vice President, Worldwide Sales and Marketing from January 2002 to January 2003 and as our Senior Vice President and General Manager, Network Systems, from March 2001 to January 2002. Prior to joining us, Mr. Keenan served as Senior Vice President, Worldwide Sales and Marketing of Accord Networks Ltd. from April 1998 until February 2001. Mr. Keenan served as the Vice President of International Sales for VideoServer, Inc. from May 1994 until February 1998. Mr. Keenan holds an honors degree in Mining Geology from Cardiff University in the United Kingdom.

Mr. Niederman joined us in January 2003 as Senior Vice President, Worldwide Sales. Prior to joining Polycom, Mr. Niederman served as President, CEO and founder of LongBoard, Inc., a leader in software-based IP services platforms. Mr. Niederman also served as President and CEO of Magellan Network Systems during 1999, Vice President, Worldwide Sales with start-up RadioLAN, Inc. from 1997 through 1999, and Vice President of Sales with FORE Systems, Inc. from 1995 through 1997. Mr. Niederman also held various positions at Cisco Systems from 1990 through 1995, including Director, Worldwide Sales of Cisco's first business unit, Director, Central Operations and Region Manager, Central Area. Mr. Niederman holds a B.A. in Political Science from the University of Denver.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Price Range of Common Stock

The following table presents the high and low sale prices per share for our common stock as reported by the Nasdaq National Market, under the symbol PLCM, for the periods indicated.

| | High | Low |
|---|---|---|
| **Year Ended December 31, 2004:** | | |
| First Quarter | $24.17 | $18.44 |
| Second Quarter | 23.50 | 18.37 |
| Third Quarter | 22.38 | 16.73 |
| Fourth Quarter | 24.07 | 19.58 |
| **Year Ended December 31, 2005:** | | |
| First Quarter | $23.55 | $15.85 |
| Second Quarter | 17.99 | 14.44 |
| Third Quarter | 17.85 | 13.97 |
| Fourth Quarter | 17.58 | 14.24 |
| **Year Ending December 31, 2006:** | | |
| First Quarter (through February 28, 2006) | $19.95 | $15.13 |

On February 28, 2006 the last reported sale price of our common stock as reported on the Nasdaq National Market was $19.42 per share. As of December 31, 2005, there were approximately 1,085 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

### Dividend Policy

We have never declared or paid any cash dividend on our capital stock and do not anticipate, at this time, paying any cash dividends on our capital stock in the near future. We currently intend to retain any future earnings for use in our business, future acquisitions or future purchases of our common stock.

### Share Repurchase Program

The following table provides a month-to-month summary of the stock purchase activity during the fourth quarter ended December 31, 2005:

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plan | Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan |
|---|---|---|---|---|
| 10/01/05 to 10/31/05 | 1,110,000 | $15.12 | 1,110,000 | $187,587,000 |
| 11/01/05 to 11/30/05 | 4,285,300 | 15.92 | 4,285,300 | $119,373,000 |
| 12/01/05 to 12/31/05 | — | — | — | $119,373,000 |
| Total | 5,395,300 | $15.75 | 5,395,300 | |

On August 9, 2005, the Company announced that the Board of Directors had approved a $250 million share repurchase plan, which superseded all prior share repurchase plans, under which it would purchase shares in the open market from time to time. As of December 31, 2005, under the 2005 share repurchase plan, the Company had purchased approximately 8.1 million shares of its common stock in the open market for cash of $130.6 million. These shares of common stock have been retired and reclassified as authorized and unissued shares. The 2005 share repurchase plan does not have an expiration date but is limited by the dollar amount authorized.

## ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and the related notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Form 10-K.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | (in thousands, except per share data) | | | | |
| **Consolidated Statement of Operations Data:** | | | | | |
| Revenues | | | | | |
| Product revenues | $ 511,462 | $ 483,535 | $ 381,439 | $ 406,820 | $344,406 |
| Service revenues | 69,197 | 56,717 | 38,984 | 45,271 | 22,425 |
| Total revenues | 580,659 | 540,252 | 420,423 | 452,091 | 366,831 |
| Cost of revenues | | | | | |
| Cost of product revenues | 179,837 | 161,619 | 137,685 | 160,766 | 136,199 |
| Cost of service revenues | 39,680 | 37,092 | 27,892 | 26,747 | 9,046 |
| Total cost of revenues | 219,517 | 198,711 | 165,577 | 187,513 | 145,245 |
| Gross profit | 361,142 | 341,541 | 254,846 | 264,578 | 221,586 |
| Operating expenses | | | | | |
| Sales and marketing | 142,719 | 120,699 | 101,884 | 97,105 | 71,844 |
| Research and development | 91,479 | 92,076 | 72,638 | 72,487 | 52,331 |
| General and administrative | 35,631 | 36,942 | 31,334 | 29,947 | 21,564 |
| Acquisition-related costs | 351 | 1,394 | 386 | 3,699 | 24,077 |
| Purchased in-process research and development | 300 | 4,600 | — | 900 | 52,642 |
| Amortization of purchased intangibles | 8,790 | 20,521 | 17,591 | 17,135 | 3,905 |
| Amortization of goodwill | — | — | — | — | 2,114 |
| Restructure costs | 633 | 1,387 | 5,029 | 1,657 | — |
| Litigation reserves and payments | (93) | 20,951 | — | (257) | — |
| Total operating expenses | 279,810 | 298,570 | 228,862 | 222,673 | 228,477 |
| Operating income (loss) | 81,332 | 42,971 | 25,984 | 41,905 | (6,891) |
| Interest income, net | 12,848 | 7,279 | 8,451 | 9,492 | 12,755 |
| Gain (loss) on strategic investments | 2,908 | (12) | (737) | (7,465) | (3,178) |
| Other income (expense), net | (5) | (1,330) | (1,774) | 527 | (608) |
| Income from continuing operations before provision for income taxes | 97,083 | 48,908 | 31,924 | 44,459 | 2,078 |
| Provision for income taxes | 34,722 | 14,332 | 8,958 | 11,675 | 20,379 |
| Income (loss) from continuing operations | 62,361 | 34,576 | 22,966 | 32,784 | (18,301) |
| Gain (loss) from discontinued operations, net of taxes | — | 296 | (695) | (6,024) | (9,399) |
| Gain from sale of discontinued operations, net of taxes | 384 | 477 | 552 | — | — |
| Net income (loss) | $ 62,745 | $ 35,349 | $ 22,823 | $ 26,760 | $ (27,700) |
| Basic net income (loss) per share: | | | | | |
| Income (loss) per share from continuing operations | $ 0.66 | $ 0.36 | $ 0.23 | $ 0.33 | $ (0.22) |
| Income (loss) per share from discontinued operations, net of taxes | — | — | (0.01) | (0.06) | (0.11) |
| Gain per share from sale of discontinued operations, net of taxes | — | — | 0.01 | — | — |
| Basic net income (loss) per share | $ 0.66 | $ 0.36 | $ 0.23 | $ 0.27 | $ (0.33) |
| Diluted net income (loss) per share: | | | | | |
| Income (loss) per share from continuing operations | $ 0.65 | $ 0.35 | $ 0.23 | $ 0.33 | $ (0.22) |
| Income (loss) per share from discontinued operations, net of taxes | — | — | (0.01) | (0.06) | (0.11) |
| Gain per share from sale of discontinued operations, net of taxes | — | — | 0.01 | — | — |
| Diluted net income (loss) per share | $ 0.65 | $ 0.35 | $ 0.23 | $ 0.27 | $ (0.33) |
| Weighted average shares outstanding for basic net income (loss) per share | 95,691 | 99,334 | 99,244 | 99,324 | 85,123 |
| Weighted average shares outstanding for diluted net income (loss) per share | 97,014 | 102,018 | 100,752 | 100,696 | 85,123 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | (in thousands) | | | | |
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and short-term investments | $ 277,462 | $ 214,340 | $ 228,265 | $ 193,861 | $150,180 |
| Working capital | 246,240 | 171,303 | 194,015 | 202,913 | 201,649 |
| Total assets | 1,071,400 | 1,154,641 | 1,103,790 | 1,076,874 | 821,165 |
| Total long-term obligations | 23,033 | 15,874 | 32,519 | 37,996 | 26,579 |
| Total stockholders' equity | 856,869 | 964,614 | 929,279 | 903,743 | 643,986 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES. EXCEPT FOR HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WHEN USED IN THIS REPORT, THE WORDS "MAY," "BELIEVE," "COULD," "ANTICIPATE," "WOULD," "MIGHT," "PLAN," "EXPECT," "WILL," "INTEND," "POTENTIAL," AND SIMILAR EXPRESSIONS OR THE NEGATIVE OF THESE TERMS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS, INCLUDING, AMONG OTHER THINGS, STATEMENTS REGARDING OUR ANTICIPATED PRODUCTS, CUSTOMER AND GEOGRAPHIC REVENUE LEVELS AND MIX, GROSS MARGINS, OPERATING COSTS AND EXPENSES AND OUR CHANNEL INVENTORY LEVELS, INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" IN THIS DOCUMENT, AS WELL AS OTHER INFORMATION FOUND ELSEWHERE IN THIS ANNUAL REPORT ON FORM 10-K.*

### Overview

We are a leading global provider of a line of high-quality, easy-to-use communications equipment that enables enterprise users to more effectively conduct video, voice, data and web communications. Our offerings are organized along four product lines: Video Communications, Voice Communications, Network Systems, and Services. For reporting purposes, we aggregate Video Communications and Voice Communications into one segment named Communications and report Network Systems and Services as separate segments.

Our products are unified under The Polycom Accelerated Communications Architecture, a framework of common technology principles and objectives for intelligent, standards-based communications. This architecture is designed to facilitate interoperability among systems in a multi-vendor ecosystem, leverage common features across a variety of products and streamline management processes. The Polycom Accelerated Communications Architecture serves as the enabling platform for unified collaborative communication, our corporate vision of a unified communications environment for employees, customers and partners to communicate in a dispersed workplace.

The shift from circuit-switched telephony networks to Internet Protocol (IP) based networks is a significant driver for Polycom's collaborative communications markets and for our business. In 2005, for instance, our Voice over IP (VoIP) products grew faster than any other product line in the company. In addition, over half of our group video products and essentially all of our desktop video products were shipped to connect to IP environments rather than legacy ISDN networks. Strategically, Polycom is investing much of its research, development, sales and marketing efforts into delivering a superior IP-based collaborative communications solution, using Polycom proprietary technology in the evolving, standards-based IP communications environment.

In January 2003, we sold to Verilink Corporation, or Verilink, certain fixed assets and intellectual property rights relating to our network access product line, including our line of NetEngine integrated devices. Our Consolidated Financial Statements reflect our network access product line as discontinued operations in accordance with SFAS 144. The results of operations of our network access product line that was sold to Verilink have been classified as discontinued, and prior periods have been reclassified, including the reallocation of general overhead charges to our three remaining reporting segments. Unless otherwise indicated, the following discussion relates to our continuing operations. See Note 2 of Notes to Consolidated Financial Statements for further information on our discontinued operations.

On January 5, 2004, we completed our acquisition of Voyant Technologies, Inc., or Voyant, pursuant to the terms of an Agreement and Plan of Merger, dated as of November 21, 2003. Voyant designs and delivers group voice communication solutions and is a part of our Network Systems and Services segments. Voyant has been included in our consolidated financial position, results of operations and cash flows from January 5, 2004, the date of acquisition.

On August 25, 2005, we completed our acquisition of DSTMedia Technology Co., Ltd., or DSTMedia, a privately held video solutions company headquartered in Beijing, China. DSTMedia designs and delivers video network systems solutions, as well as lower cost video IP solutions, and is included in our Communications and Network Systems segments. DSTMedia has been included in our consolidated financial position, results of operations and cash flows from August 25, 2005, the date of acquisition.

Our consolidated revenues were $580.7 million in 2005 as compared to $540.3 million in 2004. The increase in revenues primarily reflects increased sales volumes of our voice and video communications products, and to a lesser extent, increases in service revenues. These increases were partially offset by decreased revenues from our network systems products. During 2005, we generated approximately $117.4 million in cash flow from operating activities, which after the impact of other investing and financing activities, resulted in a $92.9 million net increase in our total cash and cash equivalents.

Our Communications segment includes videoconferencing collaboration products and voice communications products and accounted for 72% of our revenues in 2005. Our Network Systems segment includes our MGC and ReadiVoice series of media servers, ReadiManager network management product, PathNavigator call processing server, and other network management and scheduling software and accounted for 16% of revenues in 2005. Our Services segment includes a wide range of professional service and support offerings to our resellers and directly to some end-user customers and accounted for 12% of revenues in 2005.

Competition that we face in our markets is intense and competition that we face in certain of our international markets is different than that we face in North America and is currently based principally on price. We have noted additional competitors and increased pricing pressures in China, India and other parts of Asia contributing to the flat revenues that we have seen in Asia in the first and second quarters of 2005 and decreased revenues in the third quarter of 2005 as compared to the respective year ago periods. Although we had improved sequential performance in Asia in the fourth quarter of 2005, revenues are lower than the comparable year ago period, and we still see increased competition in this region, particularly in China. If we are unable to compete effectively in these regions in terms of price, technology, product offerings or marketing strategies, our overall financial results may suffer.

Sales of some of our products have experienced seasonal fluctuations which have affected sequential growth rates for these products, particularly in our third and first quarters. There is generally a slowdown of sales in the European region in the third quarter of each year and sales to government entities typically slow in our fourth quarter and, to a greater extent, in our first quarter. In addition, sales of our video communications products have typically declined in the first quarter of the year compared to the fourth quarter of the prior year. Seasonal fluctuations could negatively affect our business, which could cause our operating results to fall short of anticipated results for such quarters, as they did in the first quarter of 2005.

The discussion of results of operations at the consolidated level is followed by a more detailed discussion of results of operations by segment. The discussion of our segment operating results is presented for the three years ended December 31, 2005, including Voyant's results of operations from January 5, 2004 and DSTMedia's results of operations from August 25, 2005.

**Results of Operations for the Three Years Ended December 31, 2005**

The following table sets forth, as a percentage of total revenues (unless indicated otherwise), consolidated statements of operations data for the periods indicated.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Revenues | | | |
| Product revenues | 88% | 90% | 91% |
| Service revenues | 12% | 10% | 9% |
| Total revenues | 100% | 100% | 100% |
| Cost of revenues | | | |
| Cost of product revenues as % of product revenues | 35% | 33% | 36% |
| Cost of service revenues as % of service revenues | 57% | 65% | 72% |
| Total cost of revenues | 38% | 37% | 39% |
| Gross profit | 62% | 63% | 61% |
| Operating expenses | | | |
| Sales and marketing | 25% | 22% | 24% |
| Research and development | 16% | 17% | 18% |
| General and administrative | 6% | 7% | 8% |
| Acquisition-related costs | 0% | 0% | 0% |
| Purchased in-process research and development | 0% | 1% | 0% |
| Amortization and impairment of purchased intangibles | 1% | 4% | 4% |
| Restructure costs | 0% | 0% | 1% |
| Litigation reserves and payments | 0% | 4% | 0% |
| Total operating expenses | 48% | 55% | 55% |
| Operating income | 14% | 8% | 6% |
| Interest income, net | 2% | 1% | 2% |
| Gain (loss) on strategic investments | 1% | 0% | 0% |
| Other expense, net | 0% | 0% | (1)% |
| Income from continuing operations before provision for income taxes | 17% | 9% | 7% |
| Provision for income taxes | 6% | 2% | 2% |
| Income from continuing operations | 11% | 7% | 5% |
| Income (loss) from discontinued operations, net of taxes | 0% | 0% | 0% |
| Gain from sale of discontinued operations, net of taxes | 0% | 0% | 0% |
| Net income | 11% | 7% | 5% |

*Revenues*

Total revenues for 2005 were $580.7 million, an increase of $40.4 million, or 7%, over 2004. The increase was due to increased sales volumes of our voice and video communications products, and to a lesser extent, increases in service revenues. These increases were partially offset by a decrease in network systems revenues. Video communications product revenues increased to $278.5 million for 2005 from $266.9 million in 2004, a 4% increase, primarily due to an increase in sales of our group video products, partially offset by decreases in our desktop video products. Voice communications product revenues increased to $138.8 million for 2005 from $107.7 million in 2004, a 29% increase, primarily as a result of increases in sales of our Voice-over-IP products and, to a lesser extent, increases in sales of our circuit switched products and installed voice products. Revenues from our Network Systems products for 2005 decreased 14% over 2004 from $108.9 million to $94.2 million, due primarily to decreased video network system revenues. Network system revenues were impacted by a decrease in video network system volumes, as well as lower average selling prices, particularly on low end products, primarily as a result of increased competition. Services revenues increased to $69.2 million for 2005 from $56.7 million in 2004, primarily due to increased video-related services and video network system services, and to a lesser extent increases in audio network system services.

Total revenues for 2004 were $540.3 million, an increase of $119.8 million, or 29%, over 2003. The increase was due to increased network system revenues, which included revenues from the Voyant acquisition in 2004, increased sales volumes of our video and voice communications products, and to a lesser extent, increases in service revenues. Video communications product revenues increased to $266.9 million for 2004 from $237.6 million in 2003, a 12% increase, primarily due to an increase in sales of our group video products, partially offset by decreases in our desktop video products. Voice communications revenues increased to $107.7 million for 2004 from $76.4 million in 2003, a 41% increase, primarily as a result of increases in sales of our circuit switched products and Voice-over-IP products and, to a lesser extent, increases in our installed voice products. Revenues from our Network Systems products for 2004 increased 62% over 2003 from $67.4 million to $108.9 million, due primarily to sales of audio network systems as a result of our Voyant acquisition and to increases in video network system revenues. Services revenues increased to $56.7 million for 2004 from $39.0 million in 2003, primarily due to increased network system services as a result of the Voyant acquisition, which was partially offset by decreases in video-related services.

International sales, or revenues outside of Canada and the U.S., accounted for 41%, 42% and 46% of total revenues for 2005, 2004 and 2003, respectively. On a regional basis, North America, Europe, Asia Pacific and Latin America accounted for 59%, 21%, 18% and 2%, respectively, of our total 2005 revenues. North America, Europe and Latin America revenues increased 9%, 11% and 29%, respectively, in 2005 over 2004, while Asia Pacific revenues decreased 4%. North America revenues increased as a result of an increase in voice and video communication product revenues, and to a lesser extent, increased service revenues. These increases were partially offset by decreases in network systems revenues. Europe revenues increased as a result of an increase in video and voice communication product revenues, and to a lesser extent, increased service revenues. These increases were partially offset by decreases in network systems revenues. Latin America revenues increased as a result of increased video and voice communication product revenues, and to a lesser extent, increases in network systems and services revenues. Asia Pacific revenues decreased primarily as a result of decreased video communication product revenues and network systems product revenues. These decreases were only partially offset by increases in voice communication product revenues and increased service revenues.

On a regional basis, North America, Europe, Asia Pacific and Latin America accounted for 58%, 20%, 20% and 2%, respectively, of our total 2004 revenues. North America, Europe, Asia Pacific and Latin America revenues increased 36%, 29%, 10% and 28%, respectively, in 2004 over 2003. North America revenues increased as a result of increased network systems and voice communication product revenues, and to a lesser extent, increased video communication product and services revenues. The increases in network systems and services were due in part to the Voyant acquisition. Europe revenues increased as a result of increased revenues in video and voice communication products, network systems and services revenues. Asia Pacific revenues increased as a result of increased network systems and voice communication product revenues, and to a lesser extent, increases in video communication product revenues and services. Latin America revenues increased primarily as a result of increased video communication revenues, and to a lesser extent, due to increases in voice communication product revenues, network systems and services revenues.

No one customer accounted for more than 10% of our total net revenues or our Services segment revenues in 2005, 2004 or 2003. In 2005, one channel partner accounted for 11% of our Communications segment revenues. No one customer accounted for more than 10% of our Communications segment revenues in 2004 or 2003. No one customer accounted for more than 10% of our Network Systems segment revenues in 2005 and 2004. In 2003, our Network Systems segment had two channel partners that, together, represented approximately 21% of Network Systems segment revenues. We believe it is unlikely that the loss of any or all of these channel partners would have a long term material adverse affect on our consolidated net revenues or segment net revenues as we believe end-users would likely purchase our products from a different channel partner. However, a loss of any one of these channel partners could have a material adverse impact during the transition period. In 2004, we began selling our audio network systems, a product line obtained through the Voyant acquisition, direct to end users and the revenues in the Network Systems segment from end users are subject to more variability than our revenues from our reseller customers. The loss of one or more of the audio network system customers could have a material impact on our Network Systems segment and consolidated revenues.

In 2005, we made changes to our co-op marketing program that we provide to our channel partners that generally resulted in co-op funds being treated as a marketing expense rather than as a revenue reduction as it was previously. This change affected how our partners utilize and claim credit for eligible marketing activities and was intended to better leverage our collective marketing efforts. As a result of this change, revenues, gross profit and marketing expenses all increased in 2005 by the amount of co-op marketing dollars that would have previously been a reduction of revenues. This change had no effect on our net income or cash flows. In 2004 and 2003, we recorded approximately $10.2 million and $9.0 million, respectively, for co-op marketing programs as a reduction of revenues, which had the co-op marketing program changes been in effect for those years, revenues, gross profit and marketing expenses would have increased by approximately that amount.

We typically ship products within a short time after we receive an order, and, therefore backlog has not been a good indicator of future revenues. As of December 31, 2005, we had $38.1 million of order backlog as compared to $20.1 million at December 31, 2004. We include in backlog open product orders which we expect to ship or services which we expect to bill and record revenue for in the following quarter. Once billed, unrecorded service revenue is included in deferred revenue. We ended 2005 with a more significant amount of order backlog than our historical experience, primarily as a result of the level and timing of orders received and customer delivery dates requested outside of the quarter. We believe that the current level of backlog will continue to fluctuate and is dependent in part on our ability to forecast revenue mix and plan our manufacturing accordingly, deferred revenue associated with our VSX products, and ongoing service deferrals as service revenues increase as a percent of total revenue. In addition, orders from our channel partners are based on the level of demand from end-user customers. Any decline or uncertainty in end-user demand could negatively impact end-user orders, which in turn could negatively affect orders from our channel partners in any given quarter. As a result, our backlog could decline from current levels.

*Cost of Revenues and Gross Margins*

| | Year Ended December 31, | | | Increase (Decrease) From Prior Year | |
|---|---|---|---|---|---|
| **$ in thousands** | **2005** | **2004** | **2003** | **2005** | **2004** |
| Product Cost of Revenues | $179,837 | $161,619 | $137,685 | 11% | 17% |
| % of Product Revenues | 35% | 33% | 36% | 2pts | (3)pts |
| Product Gross Margins | 65% | 67% | 64% | (2)pts | 3pts |
| Service Cost of Revenues | $ 39,680 | $ 37,092 | $ 27,892 | 7% | 33% |
| % of Service Revenues | 57% | 65% | 72% | (8)pts | (7)pts |
| Service Gross Margins | 43% | 35% | 28% | 8pts | 7pts |
| Total Cost of Revenues | $219,517 | $198,711 | $165,577 | 10% | 20% |
| % of Total Revenues | 38% | 37% | 39% | 1pt | (2)pts |
| Total Gross Margin | 62% | 63% | 61% | (1)pt | 2pts |

*Cost of Product Revenues and Product Gross Margins*

Cost of product revenues consists primarily of contract manufacturer costs, including material and direct labor, our manufacturing organization, tooling depreciation, warranty expense, freight expense, royalty payments and an allocation of overhead expenses, including facilities and IT costs. Generally, Network Systems segment products have a higher gross margin than our Communications segment products.

Overall, product gross margins decreased by 2 percentage point in 2005 as compared to 2004 primarily as a result of decreased margins in our Network Systems segment. Network system margins were impacted by a decrease in video network system volumes, as well as lower average selling prices, particularly on low end products, primarily as a result of increased competition. Gross margins in our Communications segment were essentially flat year over year.

Additionally, in 2005, we made a change to our co-op marketing program that we provide to our channel partners that resulted in co-op funds being treated as a marketing expense rather than a revenue reduction as it was previously. As a result of this change, revenues, gross profit and marketing expenses all increased in 2005 by the amount of co-op marketing dollars that would have previously been a reduction of revenues. This change had no effect on our net income or cash flows. In 2004 and 2003, we recorded approximately $10.2 million and $9.0 million, respectively, for co-op marketing programs as a reduction of revenues, which had the co-op marketing program changes been in effect for those years, revenues, gross profit and marketing expenses would have increased by approximately that amount.

Overall, product gross margins increased by 3 percentage points in 2004 as compared to 2003 as a result of more favorable margins in our Communications and Network Systems segments. Video and voice communications product margins were favorably impacted due to increased volumes and improved product mix. Network system margins were favorably impacted by an increase in video system volumes and video system upgrades, which were partially offset by a mix shift to lower margin systems and lower gross margins on audio network products.

*Cost of Service Revenues and Service Gross Margins*

Cost of service revenues consists primarily of material and direct labor, depreciation, and an allocation of overhead expenses, including facilities and IT costs. Generally, services have a lower gross margin than our product gross margins.

Overall, service gross margins increased in 2005 as compared to 2004 as a result of revenues increasing at a faster pace than related service costs and higher margins on audio network systems services. Service gross margins were also favorably impacted by the amortization of deferred revenue associated with the first year of service on our VSX and V500 products that was included in the product price and amortized over the twelve months following shipment.

Overall, service gross margins increased in 2004 as compared to 2003 as a result of revenues increasing at a faster pace than related service costs and higher margins on audio network systems services as a result of the Voyant acquisition. Service gross margins were also favorably impacted by the amortization of deferred revenue associated with the first year of service on our VSX and V500 products that was included in the product price and amortized over the twelve months following shipment.

Forecasting future gross margin percentages is difficult, and there are a number of risks associated with maintaining our current gross margin levels. Uncertainties surrounding revenue levels and related production level variances, competition, changes in technology, changes in product mix, litigation outcomes and the potential of resulting royalties to third parties, manufacturing efficiencies of subcontractors, manufacturing and purchased part variances, warranty and recall costs and timing of sales over the next few quarters can cause our cost of revenues percentage to vary significantly. In addition, with the improvement in the economy, we may experience higher prices on commodity components that are included in our products, such as the cost increases for memory devices used in many of our products we experienced in 2004. Further, in late 2003 we began including one year of service with some of our video products which has lowered our gross margins for those products as a result of allocating a portion of our product revenue to deferred service revenue. However, service gross margins are favorably impacted when the deferred revenue is recorded as revenue. In addition, most, if not all of our future products may also have one year of service included with the product, thereby potentially impacting product gross margins negatively, depending on the pricing model we establish for those products.

In addition, cost variances associated with the manufacturing ramp of new products, or the write-off of initial inventory purchases due to product launch delays or the lack of market acceptance of our new products could occur, which would increase our cost of revenues as a percentage of revenues. In addition to the uncertainties listed above, cost of revenues as a percentage of revenues may increase due to a change in our mix of distribution channels and the mix of international versus North American revenues. Cost of revenues will also increase in 2006 as a result of increased compensation charges due to recording stock compensation expense beginning in the first quarter of 2006, as well as, annual merit increases and incentive accruals.

*Sales and Marketing Expenses*

| | Year Ended December 31, | | | Increase (Decrease) From Prior Year | |
|---|---|---|---|---|---|
| **$ in thousands** | **2005** | **2004** | **2003** | **2005** | **2004** |
| Expenses | $142,719 | $120,699 | $101,884 | 18% | 18% |
| % of Total Revenues | 25% | 22% | 24% | 3pts | (2)pts |

Sales and marketing expenses consist primarily of salaries and commissions for our sales force, advertising and promotional expenses, product marketing, and an allocation of overhead expenses, including facilities and IT costs. Additionally, in January 2005, we made a change to our co-op marketing program that we provide to our channel partners that resulted in the co-op marketing funds generally being treated as a marketing expense rather than as a revenue reduction as it was previously. Sales and marketing expenses, except for direct marketing expenses, are not allocated to our segments.

The increase in sales and marketing expense as a percentage of revenues in 2005 as compared to 2004 is primarily due to a change to our co-op marketing program that we provide to our channel partners that resulted in co-op funds being treated as a marketing expense rather than a revenue reduction as it was in prior years. For 2004, we recorded approximately $10.2 million for co-op marketing programs as a reduction of revenues, which had the co-op marketing program changes been in effect for 2004, marketing expenses would have increased by approximately that amount. Excluding the effect of the co-op marketing change, sales and marketing expense as a percentage of revenue increased by 1% for 2005 as compared to 2004. The increase in absolute dollars in 2005 as compared to 2004 was due primarily to an increase in our sales headcount due to overall expansion of our sales effort, increased trade show and marketing event activities and the change to our co-op marketing program discussed above. This was partially offset by reduced spending on outside marketing services due to our consolidating these services to fewer vendors.

The decrease in sales and marketing expense as a percentage of revenues in 2004 as compared to 2003 is due to the increase in revenues over the year ago period. The increase in absolute dollars in 2004 over 2003 was due primarily to increased sales commissions, as a result of improved sales performance against quota, and to a lesser extent due to an increase in our sales and marketing headcount from the Voyant acquisition in January 2004. Additionally, marketing expenses were higher due to increased product launch and trade show activity during 2004.

We believe we will incur increased expenses, especially advertising, to expand the overall market for, drive market penetration of, and increase the adoption rate of our technology and products and to educate potential end-users as to the desirability of these products over competing products. We expect to continue to increase our sales and marketing expenses in absolute dollar amounts as we expand North American and international markets and increase our sales coverage in existing markets, market new products and expand the public sector. In addition, sales and marketing expenses will increase in 2006 as a result of increased compensation charges due to recording stock compensation expense beginning in the first quarter of 2006, as well as, annual merit increases and incentive accruals.

*Research and Development Expenses*

| | Year Ended December 31, | | | Increase (Decrease) From Prior Year | |
|---|---|---|---|---|---|
| **$ in thousands** | **2005** | **2004** | **2003** | **2005** | **2004** |
| Expenses | $91,479 | $92,076 | $72,638 | (1)% | 27% |
| % of Total Revenues | 16% | 17% | 18% | (1)pt | (1)pt |

Research and development expenses are expensed as incurred and consist primarily of compensation costs, outside services, expensed materials, depreciation and an allocation of overhead expenses, including facilities and IT costs.

Research and development expenses as a percentage of revenues for 2005 decreased slightly compared to 2004, primarily due to increasing revenues. Research and development expenses decreased in absolute dollars by 1% from $92.1 million in 2004 to $91.5 million in 2005. The decrease in absolute research and development expense dollars was primarily due to decreased headcount-related expenses and development spending in our Network Systems segment, which was partially offset by increases in research and development expenses in the Communications segment in 2005 as compared to 2004.

Research and development expenses as a percentage of revenues for 2004 decreased slightly compared to 2003, primarily due to increasing revenues. The increase in absolute research and development expense dollars to $92.1 million in 2004 as compared to $72.6 million in 2003, an increase of 27%, was primarily due to increased headcount, headcount-related expenses and development spending, which was partially a result of the Voyant acquisition in January 2004. Increases in research and development expenses occurred for the Network Systems segment and, also to a lesser extent, for the Communications segment in 2004 as compared to 2003.

We are currently investing research and development resources to enhance and upgrade the products that comprise our unified collaboration communications solutions, which encompasses products and services in all our segments. We anticipate committing a greater proportion of our research and development expenses toward the development of our software and infrastructure products, which are included in the Network Systems segment, to enhance the integration and interoperability of our entire product suite.

We believe that technological leadership is critical to our success and we are committed to continuing a high level of research and development to develop new technologies and to combat competitive pressures. Also, continued investment in new product initiatives will require significant research and development spending. We expect that research and development expenses in absolute dollars will increase in the future. In addition, research and development expenses will increase in 2006 as a result of increased compensation charges due to recording stock compensation expense beginning in the first quarter of 2006, as well as, annual merit increases and incentive accruals.

*General and Administrative Expenses*

| | Year Ended December 31, | | | Increase (Decrease) From Prior Year | |
|---|---|---|---|---|---|
| **$ in thousands** | **2005** | **2004** | **2003** | **2005** | **2004** |
| Expenses | $35,631 | $36,942 | $31,334 | (4)% | 18% |
| % of Total Revenues | 6% | 7% | 8% | (1)pt | (1)pt |

General and administrative expenses consist primarily of compensation costs, professional service fees, allocation of overhead expenses, including facilities and IT costs, patent litigation costs, and bad debt expense. General and administrative expenses are not allocated to our segments.

As a percentage of revenues, general and administrative expenses decreased by 1 percentage point in 2005, as compared to 2004, due to the decrease in absolute dollars as well as the increase in revenues from the prior year. The decrease in spending in absolute dollars in general and administrative expenses in 2005 as compared to 2004 was primarily the result of decreased legal fees associated with litigation, partially offset by increased infrastructure costs. In 2005, the decrease in legal fees accounted for $3.1 million of the decrease, which was partially offset by increases in infrastructure costs of $1.3 million. The remaining changes are related to numerous smaller items.

As a percentage of revenues, general and administrative expenses decreased by 1 percentage point in 2004, as compared to 2003, due to the increase in revenues from the prior year. The increase in spending in absolute dollars in general and administrative expenses in 2004 as compared to 2003 was primarily the result of increased legal fees associated with litigation, especially the CPI litigation, annual salary increases and accrued bonuses, increased infrastructure costs and outside services, including increased audit fees associated with Sarbanes-Oxley compliance, partially offset by a decrease in bad debt expense as a result of improvements in our accounts receivable aging. In 2004, the increase in salary and related costs accounted for $2.1 million of the increase, the increase in legal fees accounted for $1.6 million of the increase, the increase in outside services accounted for $2.2 million of the increase and infrastructure costs accounted for $0.4 million of the increase. These increases were partially offset by decreases of $0.7 million in bad debt expense. The remaining changes are related to numerous smaller items. The acquisition of Voyant did not add significantly to our general and administrative expense.

Significant charges due to costs associated with litigation, including our ongoing litigation against Codian, or uncollectability of our receivables would increase our general and administrative expenses and negatively affect our profitability in the quarter they are recorded. Additionally, predicting the timing of bad debt expense associated with uncollectible receivables is difficult. Future general and administrative expense increases or decreases in absolute dollars are difficult to predict due to visibility of costs, including legal costs associated with defending claims against us as well as legal costs associated with asserting and enforcing our intellectual property portfolio and other factors. We believe that our general and administrative expenses will likely continue to increase in absolute dollar amounts in the future primarily as a result of expansion of our administrative staff and other costs related to supporting a larger company, increased costs associated with regulatory requirements and our continued investments in international regions. In addition, general and administrative expenses will increase in 2006 as a result of increased compensation charges due to recording stock compensation expense beginning in the first quarter of 2006, as well as, annual merit increases and incentive accruals.

*Acquisition-related Costs*

We recorded charges to operations of $0.4 million in 2005, $1.4 million in 2004 and $0.4 million in 2003 for acquisition-related costs. These charges primarily include outside financial advisory, accounting, legal and consulting fees and other direct merger-related expenses. The charges in 2005 primarily related to professional services costs to integrate DSTMedia, which we acquired in August 2005. The charges in 2004 primarily related to professional services costs to integrate Voyant after the acquisition in January 2004, and to a lesser extent, additional professional service fees related to the ongoing liquidation of international PictureTel legal entities. The charges in 2003 primarily related to professional services costs to integrate and liquidate the international PictureTel and Accord legal entities and to begin the integration of our acquisition of Voyant which closed in January 2004. If we acquire additional businesses in the future, we may incur material acquisition expenses related to these transactions.

*Purchased In-process Research and Development*

In 2005 and 2004, we incurred charges totaling $0.3 million and $4.6 million, respectively, for purchased in-process research and development. We did not incur any such charges in 2003. This research and development was acquired in 2005 as part of the DSTMedia acquisition and in 2004 as part of the Voyant acquisition, and was primarily related to development projects for the ReadiVoice series InnoVox 4000 media servers which was completed and commenced shipping in 2005. See Note 3 of Notes to Consolidated Financial Statements. The amounts allocated to purchased in-process research and development were determined by management after considering, among other factors, the results of an independent appraisal based on established valuation techniques in the high-technology communications industry, and were expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed for these in-process research and development projects. The income approach, which includes an analysis of the markets, cash flows and risks associated with achieving such cash flows, was the primary technique utilized in valuing the developed technology and in-process research and development for DSTMedia and Voyant. The estimated net free cash flows generated by the in-process research and development projects were discounted at rates ranging from 22% for DSTMedia and 35% to 40% for Voyant in relation to the stage of completion and the technical risks associated with achieving technology feasibility. At December 31, 2005, all significant in process research and development projects had been completed.

*Amortization and Impairment of Purchased Intangibles*

In 2005, 2004 and 2003, we recorded $8.8 million, $20.5 million and $17.6 million, respectively, for amortization and impairment of purchased intangibles acquired in our acquisitions. Purchased intangible assets are being amortized to expense over their estimated useful lives, which range from several months to eight years. In 2005, $1.9 million of the $8.8 million expense related to the impairment of certain intangibles we acquired in the Voyant acquisition. There were no impairment charges in 2004 or 2003. The decrease in absolute dollars in 2005 as compared to 2004 was primarily due to the purchased intangibles related to the PictureTel, Circa and APSI acquisitions becoming fully amortized at December 31, 2004. The increase in absolute dollars in 2004 as compared to 2003 was primarily related to the Voyant acquisition and the resulting $32.2 million recorded for purchased intangibles, which accounted for $6.7 million of the $20.5 million expensed in 2004. Partially offsetting this increase related to Voyant were PictureTel intangibles which became fully amortized during the fourth quarter of 2004.

During the fourth quarters of 2005 and 2004, we completed our annual impairment test of purchased intangibles. The assessment of purchased intangibles impairment was conducted by comparing the fair value of the purchased intangible with its carrying amount as of that date. Based on the results of the 2005 impairment test, we determined that certain purchased intangible assets acquired as part of the Voyant acquisition had been impaired as of December 31, 2005 and we recorded an impairment charge of approximately $1.9 million. These assets were written down as a result of a decline in the projected future cash flows from the OCI product line due to its announced discontinuance in the fourth quarter of 2005. This results in a permanent reduction in future amortization expense of approximately $115,000 in the first two quarters of 2006, $265,000 for the third and fourth quarters of 2006, $250,000 per quarter in 2007 and $25,000 per year for 2008 through 2011. Our intangible assets were not impaired as of December 31, 2004. We plan to conduct our annual impairment tests in the fourth quarter of every year, unless impairment indicators exist sooner. At December 31, 2005, the carrying value of our purchased intangibles was $20.3 million.

*Restructure costs*

In 2005, we approved a restructuring plan for eliminating or relocating certain positions throughout the Company, but focused on the sales and general and administrative functions. The resulting actions were intended to streamline and focus our efforts and more properly align our cost structure with our projected revenue streams. In accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), we recorded a charge of approximately $0.7 million for the year ended December 31, 2005. This charge consisted of severance and other employee termination benefits related to the workforce reductions which comprised less than 1 percent of the Company's employees worldwide. All obligations related to these charges were paid or released by December 31, 2005. This charge was partially offset by a release of a remaining reserve that was recorded in 2004 related to the restructuring of the Network Systems segment discussed below, resulting in net restructuring charges for the year of $0.6 million.

In 2004, we approved a restructuring plan for our Network Systems segment. The resulting actions were intended to improve the overall cost structure of the Network Systems segment by focusing resources on strategic areas of the business, streamlining certain engineering efforts and reducing operating expenses. In accordance with SFAS 146, the Company recorded a charge of approximately $1.4 million for the year ended December 31, 2004. This charge consisted primarily of severance and other employee termination benefits related to the workforce reductions which comprised less than 3 percent of the Company's employees worldwide. All payments related to these actions have been made.

In 2003, we approved restructuring actions primarily in connection with the sale of the network access product line to Verilink and in response to the global economic uncertainty and continued downturn in technology spending. These actions were meant to improve our overall cost structure by prioritizing resources in strategic areas of the business and reducing operating expenses. We recorded a restructuring charge of $5.0 million in 2003 as a result of these actions. The charge consisted of severance and other employee termination benefits related to a workforce reduction of approximately 12 percent of our employees worldwide. The restructuring charge related to the Communications, Services and Network Systems segments amounted to $0.8 million, $0.3 million and $0.1 million, respectively. The balance of the restructuring charge related to operating activities which are separately managed at the corporate level and not allocated to segments. All payments related to these actions have been made.

In the future, we may take additional restructuring actions to gain operating efficiencies or reduce our operating expenses, while simultaneously implementing additional cost containment measures and expense control programs. Such restructuring actions are subject to significant risks, including delays in implementing expense control programs or workforce reductions and the failure to meet operational targets due to the loss of employees or a decrease in employee morale, all of which would impair our ability to achieve anticipated cost reductions. If we do not achieve the anticipated cost reductions, our business could be harmed. See Note 6 of Notes to Consolidated Financial Statements.

*Litigation Reserves and Payments*

In 2005, we released less than $0.1 million of the remaining reserves related to a distributor claim and a tentative settlement of an employment claim that were recorded in the second half of 2004.

In 2004, we recorded $21.0 million for litigation reserves and payments of which $20.8 million was related to the settlement of a patent infringement litigation matter whereby we entered into a settlement agreement with Avistar Communications, Inc. ("Avistar") and Collaboration Properties, Inc., a wholly-owned subsidiary of Avistar ("CPI"). Under the terms of the settlement agreement, we paid Avistar a one-time amount of $27.5 million, and CPI agreed to dismiss all claims in the litigation with prejudice. In addition to the Settlement Agreement, we, Avistar and CPI entered into a patent cross-license agreement whereby non-exclusive, fully paid-up, worldwide patent licenses to the respective patent portfolios of each party and its subsidiaries were granted by us and our subsidiaries to Avistar and its subsidiaries, including CPI, and by Avistar and its subsidiaries to us and our subsidiaries. We incurred a one-time charge of $20.8 million in 2004 and recorded $6.7 million as a prepaid license. We expect to amortize this prepaid license through the third quarter of 2013, the expiration date of the patents-in-suit.

*Interest Income, Net*

Interest income, net, consists of interest earned on our cash, cash equivalents and investments less bank charges resulting from the use of our bank accounts and imputed interest expense related to the present value of costs associated with closing facilities as part of the PictureTel acquisition and related integration plan. Imputed interest expense was $0.5 million for 2005, $1.6 million for 2004 and $2.3 million for 2003. Interest income, net of interest expense, was $12.8 million in 2005, $7.3 million in 2004 and $8.5 million in 2003.

Interest income increased in 2005 over 2004 due primarily to higher average interest rates, and to a lesser extent, increases in our average cash and investment balances. Average interest rate returns on our cash and investments were 2.80% in 2005, compared to 1.78% in 2004.

Interest income decreased in 2004 over 2003 due primarily to decreases in our average cash and investment balances, which was primarily due to cash outlays for the acquisition of Voyant, purchases of our common stock and the litigation settlement in the fourth quarter of 2004, and to a lesser extent lower average interest rates that were a result of monetary policy actions taken by the United States Federal Reserve Board to stimulate economic growth in the United States. Average interest rate returns on our cash and investments were 1.78% in 2004, compared to 2.02% in 2003.

Interest income, net could fluctuate for 2006 due to movement in our cash balances and changes in interest rates related to monetary policy actions, if any, taken by the United States Federal Reserve Board. Our cash balance may decrease depending upon our stock purchase activity and other factors.

*Gain (loss) on Strategic Investments*

For strategic reasons, we have made various investments in private companies. The private company investments are carried at cost and written down to fair market value when indications exist that these investments have other than temporarily declined in value. We review these investments for impairment when events or changes in circumstances indicate that impairment may exist and make appropriate reductions in carrying value, if necessary. We evaluate a number of factors, including price per share of any recent financing, expected timing of additional financing, liquidation preferences, historical and forecast earnings and cash flows, cash burn rate, and technological feasibility of the investee company's products to assess whether or not the investment is impaired. At December 31, 2005 and 2004, these investments had a carrying value of $5.9 million and $7.4 million, respectively, and are recorded in "Other assets" in our Consolidated Balance Sheets.

In 2005 and 2004, we made additional investments in two private companies totaling $0.5 million and $6.5 million, respectively. In 2005 and 2003, our investments were permanently written down $1.6 million and $0.5 million, respectively, from original cost, which is reflected in "Gain (loss) on strategic investments" in the Consolidated Statements of Operations. There were no amounts permanently written down in 2004. In 2005, a privately held company in which we held an investment with a carrying value of $0.4 million was sold, resulting in a gain of $4.5 million which is recorded in the Consolidated Statements of Operations in "Gain (loss) on Strategic Investments".

*Provision for Income Taxes*

Our overall effective tax rates for 2005, 2004 and 2003 were 35.8%, 29.5%, and 28.0%, respectively, which resulted in a provision for income taxes, including taxes related to discontinued operations, of $34.9 million, $14.8 million, and $8.9 million in 2005, 2004, and 2003, respectively. The increase in the effective rate in 2005 versus 2004 was related primarily to tax expense associated with the repatriation of foreign subsidiary earnings under the provisions of the American Jobs Creation Act of 2004, as discussed below, which was partially offset by the decrease in purchased in-process research and development, which is not deductible for tax purposes. The increase in the effective rate in 2004 versus 2003 was primarily the result of a one-time charge for purchased in-process research and development, which is not deductible for tax purposes.

As of December 31, 2005, we had approximately $24.8 million in net operating loss carryforwards, $13.3 million in tax credit carryovers and $5.4 million in capital loss carryforwards, as well as other deferred tax assets arising from temporary differences. See Note 16 of Notes to Consolidated Financial Statements.

On October 22, 2004, the American Jobs Creation Act (the "Act") was signed into law. The Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing a dividends received deduction of 85% for certain dividends, as defined in the Act. During the fourth quarter of 2005, we distributed $137.5 million in cash from our foreign subsidiary and provided associated income tax expense of $7.5 million.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws, regulations, accounting principles, or interpretations thereof, such as the current lapse in the U.S. research and development tax credit.

**Segment Information**

A description of our products and services, as well as annual financial data, for each segment can be found in the Business section of this Form 10-K and Note 17 of Notes to Consolidated Financial Statements. The results discussions below include the results of each of our segments for the years ended December 31, 2005, 2004 and 2003.

Segment contribution margin includes all segment revenues less the related cost of sales, direct marketing and direct engineering expenses. Management allocates corporate manufacturing costs and some infrastructure costs such as facilities and IT costs in determining segment contribution margin. Contribution margin is used, in part, to evaluate the performance of, and to allocate resources to, each of the segments. Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include sales costs, marketing costs other than direct marketing, general and administrative costs, such as legal and accounting costs, acquisition-related costs, amortization and impairment of purchased intangible assets, purchased in-process research and development costs, restructuring costs, litigation reserves and payments, interest income, net, gain (loss) on strategic investments, other expense, net, and provision for income taxes.

*Communications*

| $ in thousands | Year Ended December 31, 2005 | 2004 | 2003 | Increase From Prior Year 2005 | 2004 |
|---|---|---|---|---|---|
| Revenue | $417,259 | $374,589 | $314,003 | 11% | 19% |
| Contribution margin | $201,585 | $179,408 | $137,505 | 12% | 30% |
| Contribution margin as % of communications revenues | 48% | 48% | 44% | — | 4pts |

Revenues from our Communications segment for 2005 increased 11% over 2004, due primarily to increased sales volumes of our voice and video communications products. Video communications product revenues, which accounted for 3 percentage points of the overall increase, grew from $266.9 million in 2004 to $278.5 million in 2005, increasing $11.6 million or 4% over 2004. The increase in video communications product revenues was due primarily to increased sales volumes of our group video systems, which consisted primarily of our VSX product family. Voice communications product revenues, which accounted for 8 percentage points of the overall increase, grew from $107.7 million in 2004 to $138.8 million in 2005, increasing $31.1 million or 29% over 2004. The increase in voice communications product revenues in 2005 as compared to 2004 was due primarily to increased sales volumes of our Voice-over-IP products and circuit switched products, and to a lesser extent, increases in our installed voice products.

Revenues from our Communications segment for 2004 increased 19% over 2003, due primarily to increased sales volumes of our video and voice communications products. Video communications product revenues, which accounted for 9 percentage points of the overall increase, grew from $237.6 million in 2003 to $266.9 million in 2004, increasing $29.3 million or 12% over 2003. The increase in video communications product revenues was due primarily to an increase in sales volumes of our group video systems, primarily our VSX and ViewStation product families, partially offset by a decrease in sales of our iPower and desktop video products. Voice communications product revenues, which accounted for 10 percentage points of the overall increase, grew from $76.4 million in 2003 to $107.7 million in 2004, increasing $31.3 million or 41% over 2004. The increase in voice communications product revenues in 2004 as compared to 2003 was primarily as a result of increases in sales volumes of our Voice-over-IP products and circuit switched products, and to a lesser extent, increases in our installed voice products.

International revenues, or revenues outside of Canada and the U.S., accounted for 44%, 45% and 46% of our total Communications segment revenues for 2005, 2004 and 2003, respectively. In 2005, one channel partner accounted for 11% of our total revenues for our Communications segment. No one customer accounted for 10% of our total revenues for our Communications segment in 2004 or 2003.

The contribution margin as a percentage of Communications segment revenues was 48% in both 2005 and 2004. Contribution margins remained consistent as gross margins were essentially flat in 2005 as compared to 2004 for both our video and voice communications products and engineering and direct marketing expenses decreased by less than 1 percentage point as a percent of revenue, although increasing in absolute dollars in 2005 as compared to 2004.

The contribution margin as a percentage of Communications segment revenues for 2004 increased to 48% as compared to 44% in 2003. The increase in contribution margin for 2004 as compared to 2003 is primarily due to higher gross margins for both our video and voice communication products and decreases in engineering spending, partially offset by increases in direct marketing spending. Gross margins improved for 2004 as compared to 2003 due to increased revenues and improved product mix.

Direct marketing and engineering spending in the Communications segment will fluctuate depending upon the timing of product launches and marketing programs.

*Network Systems*

| $ in thousands | Year Ended December 31, | | | Increase (Decrease) From Prior Year | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2004 | 2005 | 2004 |
| Revenue | $94,203 | $108,946 | $67,436 | (14)% | 62% |
| Contribution margin | $31,391 | $ 42,550 | $27,183 | (26)% | 57% |
| Contribution margin as % of network systems revenue | 33% | 39% | 40% | (6)pts | (1)pt |

Revenues from our Network Systems segment for 2005 decreased 14% over 2004 to $94.2 million, due primarily to decreased sales volumes of video network systems and lower revenues from system upgrades. In addition, average selling prices on our video network systems declined slightly on a year over year basis, particularly on the low end products primarily as a result of increased competition. Revenues from our audio networking systems and software were essentially flat year over year.

Revenues from our Network Systems segment for 2004 increased 62% over 2003 to $108.9 million, due primarily to sales of audio network systems as a result of our Voyant acquisition and an increase in video network system revenues and, to a lesser extent, increases in video network system upgrade revenues. These increases were partially offset by a shift in product mix toward products with lower average selling prices.

International revenues, or revenues outside of Canada and the U.S., accounted for 38%, 38% and 48% of total Network Systems revenues for 2005, 2004 and 2003, respectively. The decrease in international Network Systems revenues as a percentage of Network Systems revenues for 2004 as compared to 2003 is due primarily to the concentration of audio network system revenues, which are attributable to the Voyant acquisition, in North America.

For 2005 and 2004, no one customer accounted for more than 10% of Network Systems segment product revenues. In 2003, our Network Systems segment had two channel partners that together represented approximately 21% of Network Systems segment product revenues. We believe it is unlikely that the loss of any one channel partner would have a long term material adverse affect on consolidated revenues as we believe end-users would likely purchase our network systems products from a different channel partner. However, a loss of any one of these channel partners could have a material adverse impact during the transition period. In 2004, we began selling our audio network systems, a product line resulting from the Voyant acquisition, directly to end users and the revenues in this segment from end users are subject to more variability than our segment revenues from our reseller customers. The loss of one or more of the audio network system customers in the Network Systems segment could have a material negative impact on our Network Systems segment and consolidated revenues.

The decrease in contribution margin as a percentage of Network Systems segment revenues for 2005 as compared to 2004 is due primarily to lower gross margins, and to a lesser extent, increased engineering expenses as a percentage of revenues. This was partially offset by lower direct marketing expenses. Gross margins for Network Systems were lower in 2005 versus 2004 primarily due to a decrease in video network system volumes as well as lower average selling prices, particularly on low end products, primarily as a result of increased competition.

The increase in contribution margin as a percentage of Network Systems segment revenues for 2004 as compared to 2003 is due primarily to increased revenues and gross margins, partially offset by increased engineering expenses associated with audio network systems headcount and development spending as a result of the Voyant acquisition. Gross margins for Network Systems were higher in 2004 versus 2003 primarily due to an increase in video network system upgrades, which were partially offset by decreases in gross margins as a result of an increase in volume but a mix shift to lower margin systems and lower gross margins on audio network system products.

*Services*

| | Year Ended December 31, | | | Increase From Prior Year | |
|---|---|---|---|---|---|
| **$ in thousands** | **2005** | **2004** | **2003** | **2005** | **2004** |
| Revenue | $69,197 | $56,717 | $38,984 | 22% | 45% |
| Contribution margin | $23,872 | $15,061 | $ 7,539 | 59% | 100% |
| Contribution margin as % of service revenue | 34% | 27% | 19% | 7pts | 8pts |

Revenues from our Services segment for 2005 increased 22% over 2004 to $69.2 million, due primarily to an increase in video maintenance services as a result of amortization of deferred revenue associated with the first year of service on our VSX product line, and increased video network systems services, and to a lesser extent, increases in audio network systems maintenance services. These increases were partially offset by decreases in iPower-related services.

Revenues from our Services segment for 2004 increased 45% over 2003 to $56.7 million, due primarily to an increase in audio network systems services as a result of our Voyant acquisition, and to a lesser extent, increases in video network systems maintenance services. These increases were partially offset by decreases in iPower-related services.

International revenues, or revenues outside of Canada and the U.S., accounted for 31%, 30% and 35% of total Service revenues for 2005, 2004 and 2003, respectively. International revenues increased slightly in 2005 as compared to 2004 primarily as a result of increased service revenues associated with our video communications and network systems products. The decrease in international Services revenues as a percentage of Services revenues for 2004 as compared to 2003 is due primarily to the concentration of audio network systems service revenues, which are attributable to the Voyant acquisition, in North America. No one customer accounted for more than 10% of our total revenues for our Services segment for 2005, 2004 or 2003.

Overall, the increase in the Services segment contribution margin in 2005 versus 2004 is due primarily to increased gross margins more than offsetting increases in operating expenses. Service gross margins increased for 2005 as compared to 2004 as a result of revenue increasing at a faster pace than related service costs and higher margins on network systems audio services. Service gross margins in 2005 were also favorably impacted by the amortization of deferred revenue associated with the first year of service on our VSX and V500 products that was included in the product price and amortized over the twelve month period following shipment. This impact was due to increased volumes of these products in 2005 as compared to 2004.

Overall, the increase in the Services segment contribution margin in 2004 versus 2003 is due primarily to increased gross margins more than offsetting increases in operating expenses. Service gross margins increased for 2004 as compared to 2003 as a result of revenue increasing at a faster pace than related service costs and higher margins on network systems audio services as a result of the Voyant acquisition. Service gross margins in 2004 were also favorably impacted by the amortization of deferred revenue associated with the first year of service on our VSX and V500 products that was included in the product price and amortized over the twelve month period following shipment. This impact was due to increased volumes of these products in 2004 as compared to 2003, as 2004 represented the first full year of these services being included.

**Liquidity and Capital Resources**

As of December 31, 2005, our principal sources of liquidity included cash and cash equivalents of $189.3 million, short-term investments of $88.2 million and long-term investments of $182.9 million. Substantially all of our short-term and long-term investments are comprised of U.S. government securities, state and local government securities and corporate debt securities. See Note 7 of Notes to Consolidated Financial Statements. In addition, we have a $25.0 million line of credit with a bank which was unused at December 31, 2005; however, we do have outstanding letters of credit totaling approximately $1.3 million, of which $1.2 million are secured by this line of credit.

We generated cash from operating activities totaling $117.4 million in 2005, $79.6 million, net of a $27.5 million litigation settlement, in 2004, and $100.8 million in 2003. The increase in cash provided from operating activities in 2005 over 2004 was due primarily to increased net income and non-cash expenses, larger decreases in deferred taxes, larger increases in taxes payable and other accrued liabilities, smaller increases in accounts receivable and decreases in prepaids and other current assets, which were partially offset by smaller increases in accounts payable and increases in inventories. The decrease in cash provided from operating activities in 2004 over 2003 was due primarily to increases in accounts receivable, smaller decreases in inventories and deferred taxes, and smaller increases in taxes payable and other accrued liabilities, which were partially offset by increased net income and non-cash expenses, smaller increases in prepaids and other current assets and larger increases in accounts payable.

The total net change in cash and cash equivalents for the year ended 2005 was an increase of $92.9 million. The primary uses of cash during this period were $184.0 million for purchases of our common stock, $16.8 million for purchases of property and equipment and $8.6 million for the acquisition of DSTMedia. The primary sources of cash were $172.9 million in proceeds from sales and maturities of investments, net of purchases, $117.4 million from operating activities, $11.5 million associated with the exercise of stock options and purchases under the employee stock purchase plan, and $0.6 million from proceeds from sale of discontinued operations. The positive cash from operating activities was primarily the result of net income, adjusted for non-cash expenses (such as depreciation, amortization, the provision for doubtful accounts, inventory write-downs for excess and obsolescence, gain from sale of discontinued operations, amortization of unearned stock-based compensation, loss on strategic investments, the purchase of in-process research and development and the tax benefits from the exercise of employee stock options), reductions in deferred taxes and prepaid expenses and other current assets and net increases in accounts payable, taxes payable and other accrued liabilities. Offsetting the positive effect of these items were net increases in trade receivables and inventories. Our days sales outstanding, or DSO, metric was 40 days at December 31, 2005 as compared to 39 days at December 31, 2004. This increase in DSO was due primarily to the increase in trade receivables resulting from co-op marketing reserves being recorded in other accrued liabilities instead of trade receivables in 2005 and longer payment terms for service providers and government entities from 30 to 45 and 60 days, respectively. The increase in DSO as a result of the co-op marketing change did not have an effect on our net income or cash flows. We expect that DSO will remain at these higher levels as compared to 2004 but could also increase as a result of fluctuations in revenue linearity and increases in receivables from service providers and government entities. Inventory turns decreased from 7.7 turns at December 31, 2004 to 5.3 turns at December 31, 2005. The reduction in turns primarily reflects increased inventory levels to support shortened lead times and increased product mix. We believe inventory turns will continue to fluctuate depending on our ability to reduce lead times, as well as, changes in product mix and a greater mix of ocean freight versus air freight to reduce freight costs. Additionally, payments we make for income taxes may increase in 2006 as our available net operating losses are depleted.

As part of the DSTMedia acquisition, DSTMedia shareholders may receive up to an additional $20.0 million of consideration through 2008, payable in cash, based on the achievement of certain financial milestones relating to the operating results of DSTMedia. DSTMedia's results of operations have been included in our results of operations since August 25, 2005.

From time to time, the Board of Directors has approved plans to purchase shares of our common stock in the open market. During the years ended December 31, 2005, 2004 and 2003, we purchased approximately 11.4 million, 2.8 million and 0.8 million shares, respectively, of our common stock in the open market for cash of $184.0 million, $52.5 million and $6.9 million, respectively. As of December 31, 2005, we were authorized to purchase up to an additional $119.4 million under the 2005 share repurchase plan.

At December 31, 2005, we had open purchase orders related to our contract manufacturers and other contractual obligations of approximately $59.1 million primarily related to inventory purchases. We also currently have commitments that consist of obligations under our operating leases. In the event that we decide to cease using a facility and seek to sublease such facility or terminate a lease obligation through a lease buyout or other means, we may incur a material cash outflow at the time of such transaction, which will negatively impact our operating results and overall cash flows. In addition, if facilities rental rates decrease or if it takes longer than expected to sublease these facilities, we could incur a significant further charge to operations and our operating and overall cash flows could be negatively impacted in the period that these changes or events occur.

These purchase commitments and lease obligations are reflected in our Consolidated Financial Statements once goods or services have been received or at such time when we are obligated to make payments related to these goods, services or leases. In addition, our bank has issued letters of credit to secure the leases on some of our offices. These letters of credit total approximately $1.3 million and are secured by our credit facilities or cash deposits with our banks.

The table set forth below shows, as of December 31, 2005, the future minimum lease payments, net of estimated sublease income of $1.5 million through June 2007, due under our current lease obligations. For example, we lease an approximately 152,000 square foot building which is fully subleased to a third party for a term that is concurrent with the term of our lease obligation. As a result we are not currently showing a lease obligation related to this facility. If this sublease were to be terminated, or if the tenant defaulted on payment, we would incur additional lease payments that would negatively impact our operating results and overall cash flows. In addition to these minimum lease payments, we are contractually obligated under the majority of our operating leases to pay certain operating expenses during the term of the lease such as maintenance, taxes and insurance. Our contractual obligations as of December 31, 2005 are as follows (in thousands):

| | Gross Minimum Lease Payments | Estimated Sublease Receipts | Net Minimum Lease Payments | Projected Annual Operating Costs | Other Long-Term Liabilities | Purchase Commitments |
|---|---|---|---|---|---|---|
| **Year ending December 31,** | | | | | | |
| 2006 | $13,732 | $(1,054) | $12,678 | $ 4,320 | $ — | $57,721 |
| 2007 | 9,516 | (403) | 9,113 | 3,051 | 2,578 | 997 |
| 2008 | 6,069 | — | 6,069 | 1,530 | 363 | 359 |
| 2009 | 5,558 | — | 5,558 | 1,399 | 21 | — |
| 2010 | 5,404 | — | 5,404 | 1,288 | 145 | — |
| Thereafter | 10,626 | — | 10,626 | 2,449 | 7,012 | — |
| Total payments | $50,905 | $(1,457) | $49,448 | $14,037 | $10,119 | $59,077 |

We believe that our available cash, cash equivalents, investments and bank line of credit will be sufficient to meet our operating expenses and capital requirements for the foreseeable future. However, we may require or desire additional funds to support our operating expenses and capital requirements or for other purposes, such as acquisitions, and may seek to raise such additional funds through public or private equity financing or from other sources. We cannot assure you that additional financing will be available at all or that, if available, such financing will be obtainable on terms favorable to us and would not be dilutive.

## Off-Balance Sheet Arrangements

As of December 31, 2005, we did not have any off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

## Critical Accounting Policies and Estimates

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. We review the accounting policies used in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our process used to develop estimates, including those related to product returns, accounts receivable, inventories, investments, intangible assets, income taxes, warranty obligations, restructuring, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. These estimates and judgments are reviewed by management on an ongoing basis and by the Audit Committee at the end of each quarter prior to the public release of our financial results. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements. See Note 1 to Notes to Consolidated Financial Statements for discussion of our accounting policies.

*Revenue Recognition and Product Returns*

We recognize revenue when persuasive evidence of an arrangement exists, title has transferred, product payment is not contingent upon performance of installation or service obligations, the price is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product or service is specified by the customer, revenue is deferred until all acceptance criteria have been met. Additionally, we recognize extended service revenue on our hardware and software products as the service is performed, generally one to five years.

Our video communications and network systems products are integrated with software that is essential to the functionality of the equipment. Additionally, we provide unspecified software upgrades and enhancements related to most of these products through our maintenance contracts. Accordingly, we account for revenue for these products in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations.

We use the residual method to recognize revenue when an agreement includes one or more elements to be delivered at a future date. If there is an undelivered element under the arrangement, we defer revenue based on vendor-specific objective evidence of the fair value of the undelivered element, as determined by the price charged when the element is sold separately. If vendor-specific objective evidence of fair value does not exist for all undelivered elements, we defer all revenue until sufficient evidence exists or all elements have been delivered.

We accrue for sales returns and other allowances as a reduction to revenues upon shipment based upon our contractual obligations and historical experience.

*Channel Partner Programs and Incentives*

We record estimated reductions to revenues for channel partner programs and incentive offerings including special pricing agreements, promotions and other volume-based incentives. If market conditions were to decline or competition were to increase further, we may take future actions to increase channel partner incentive offerings, possibly resulting in an incremental reduction of revenues at the time the incentive is offered. Co-op marketing funds are accounted for in accordance with EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". Under these guidelines, we accrue for co-op marketing funds as a marketing expense if we receive an identifiable benefit in exchange and can reasonably estimate the fair value of the identifiable benefit received; otherwise, it is recorded as a reduction to revenues.

*Warranty*

We provide for the estimated cost of product warranties at the time revenue is recognized. Our warranty obligation is affected by estimated product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revision of the estimated warranty liability would be required.

*Allowance for Doubtful Accounts*

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The Company reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific aging and amount, and all other balances on a pooled basis based on historical collection experience. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable.

*Excess and Obsolete Inventory*

We record write downs for excess and obsolete inventory equal to the difference between the cost of inventory and the estimated fair value based upon assumptions about future product life-cycles, product demand and market conditions. If actual product life cycles, product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

*Deferred and Refundable Taxes*

We estimate our actual current tax exposure together with our temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance against these tax assets. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. To the extent we establish a valuation allowance in a period, we must include and expense the allowance within the tax provision in the Consolidated Statement of Operations. As of December 31, 2005, we have $48.5 million in net deferred tax assets. In order to fully utilize these deferred tax assets we need to generate sufficient amounts of future U.S. taxable income. We believe based upon our financial projections that it is more likely than not that we will generate sufficient future taxable income to utilize these assets and therefore, as of December 31, 2005, we have not established a valuation allowance against these assets.

*Fair Value of Assets Acquired and Liabilities Assumed in Purchase Combinations*

The purchase combinations completed require us to identify and estimate the fair value of the assets acquired, including intangible assets other than goodwill, and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. For example, in the PictureTel acquisition, we identified vacated or redundant facilities that we intended to sublease or for which we intended to negotiate a lease termination settlement. The allocation period for all material acquisitions, as defined in Statement of Financial Accounting Standards No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises", has been completed. Therefore, if actual costs, other than the payment of certain earn-outs, exceed our estimates, these charges would be recognized in our Consolidated Statements of Operations. If actual costs are less than our estimates, these charges would continue to be recognized as an adjustment to goodwill.

*Goodwill and Purchased Intangibles*

We assess the impairment of goodwill and other identifiable intangibles annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
- significant negative industry or economic trends.

If we determine that the carrying value of goodwill and other identified intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment, we would typically measure any impairment based on a projected discounted cash flow method using a discount rate determined by us to be commensurate with the risk inherent in our current business model.

In the fourth quarters of 2005 and 2004, we completed our annual goodwill and purchased intangibles impairment tests. The assessment of goodwill impairment was conducted by determining and comparing the fair value of our reporting units, as defined in SFAS 142, to the reporting unit's carrying value as of that date. Based on the results of these impairment tests, we determined that our goodwill assets were not impaired as of December 31, 2005 or 2004. The assessment of purchased intangibles impairment was conducted by first estimating the undiscounted expected future cash flows to be generated from the use and eventual disposition of the purchased intangibles and comparing this amount with the carrying value of these assets. If the undiscounted cash flows were less than the carrying amounts, impairment existed, and future cash flows were discounted and compared to the carrying amounts of the purchased intangibles to determine the amount of the impairment. Based on the results of the 2005 impairment test, we determined that certain purchased intangible assets acquired as part of the Voyant acquisition had been impaired as of December 31, 2005 and we recorded an impairment charge of approximately $1.9 million. Our intangible assets were not impaired as of December 31, 2004. We plan to conduct our annual impairment tests in the fourth quarter of every year, unless impairment indicators exist sooner. Screening for and assessing whether impairment indicators exist or if events or changes in circumstances have occurred, including market conditions, operating fundamentals, competition and general economic conditions, requires significant judgment. Additionally, changes in the high-technology industry occur frequently and quickly. Therefore, there can be no assurance that a charge to operations will not occur as a result of future goodwill and purchased intangible impairment tests.

*Non-marketable Securities*

We periodically make strategic investments in companies whose stock is not currently traded on any stock exchange and for which no quoted price exists. The cost method of accounting is used to account for these investments as we hold a non-material ownership percentage. We review these investments for impairment when events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Examples of events or changes in circumstances that may indicate to us that an impairment exists may be a significant decrease in the market value of the company, poor or deteriorating market conditions in the public and private equity capital markets, significant adverse changes in legal factors or within the business climate the company operates, and current period operating or cash flow losses combined with a history of operating or cash flow losses or projections and forecasts that demonstrate continuing losses associated with the company's future business plans. Impairment indicators identified during the reporting period could result in a significant write down in the carrying value of the investment if we believe an investment has experienced a decline in value that is other than temporary. These investments had a carrying value of $5.9 million as of December 31, 2005, and were permanently written down by $1.6 million in 2005 and $0.5 million in 2003, which is reflected in "Loss on strategic investments" in the Consolidated Statements of Operations. There were no amounts permanently written down in 2004.

*Derivative Instruments*

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For derivative instruments designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in earnings in the period of change. We do not hold or issue derivative financial instruments for speculative trading purposes. We enter into derivatives only with counterparties that are among the largest U.S. banks, ranked by assets, in order to minimize our credit risk.

## Recent Accounting Pronouncements

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs—an amendment of ARB No. 43" ("SFAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not anticipate that the implementation of this standard will have a significant impact on our consolidated results of operations, financial condition or cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the current accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS No. 123R is effective for all annual periods beginning after June 15, 2005 and addresses all forms of share-based payment ("SBP") awards, including shares issued under certain employee stock purchase plans, stock options, restricted stock and stock appreciation rights. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123R.

We adopted SFAS No. 123R in the first quarter of fiscal 2006 and will continue to evaluate the impact of SFAS No. 123R on our operating results and financial condition. The pro forma information in Note 1 of our Consolidated Financial Statements presents the estimated compensation charges under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." As a result of the provisions of

SFAS 123R and SAB 107, we expect the compensation charges under SFAS 123R to reduce net income by approximately $15 to $20 million for fiscal 2006. However, our assessment of the estimated compensation charges is affected by our stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors. We will recognize compensation cost for stock-based awards issued after December 31, 2005 on a straight-line basis over the requisite service period for the entire award.

In June 2005, the FASB issued FSP No FAS 143-1, Accounting for Electronic Equipment Waste Obligations ("FSP 143-1"). FSP 143-1 provides guidance in accounting for obligations associated with Directive 2002/96/EC (the "Directive") on Waste Electrical and Electronic Equipment adopted by the European Union. FAS 143-1 is required to be applied to the later of the first reporting period ending after June 6, 2005 or the date of the Directive's adoption into law by the applicable EU member countries in which the Company has significant operations. The Directive distinguishes between "new" and "historical" waste. New waste relates to products put on the market after August 13, 2005. FSP 143-1 directs commercial users to apply the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, and the related FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, for the measurement and recognition of the liability and asset retirement obligation associated with the historical waste management requirements of the Directive. Additionally, FSP 143-1 provides guidance for the accounting by producers for the financing of the obligations of historical waste held by private households.

We adopted FAS 143-1 in the first quarter of fiscal 2006 and concluded that no significant liability had been incurred as of December 31, 2005. We are continuing to analyze the impact of the Directive, and FSP 143-1, on our financial position and results of operations as additional EU member countries adopt the Directive. Separate from the requirements of FSP 143-1, we believe that the internal cost of compliance with the Directive, and the liability associated with new waste obligations, which according to the Directive is to be borne solely by the producers of the new equipment, was not significant for the year ended December 31, 2005, but could be significant in the future.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At December 31, 2005, none of our unrealized investment losses were recognized as other-than-temporary impairments in our available-for-sale securities. We do not believe FSP FAS 115-1 and FAS 124-1 will have a material effect on our consolidated financial position, results of operations or cash flow.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and bank borrowings. The investment portfolio primarily includes highly liquid, high-quality instruments. Some investments in the portfolio may contain an embedded derivative, and interest rate hedges may be placed if they are tied to a specific investment or group of investments in accordance with our Investment Policy; however, they are generally not significant. We may occasionally use forward contracts as a hedge against currency exchange rate fluctuations, which may affect the value of trade receivables billed in currencies other than the United States dollar. As of December 31, 2005, we have no open foreign currency hedging contracts.

The estimated fair value of our cash and cash equivalents approximates the principal amounts reflected in our Consolidated Balance Sheets based on the short maturities of these financial instruments. Short-term and long-term investments consist of U.S., state and municipal government obligations and foreign and domestic public corporate debt securities. If we sell our short-term or long-term investments prior to their maturity, we may incur a charge to operations in the period the sale took place.

The following tables present the hypothetical changes in fair values in the securities, excluding cash and cash equivalents, held at December 31, 2005 that are sensitive to changes in interest rates. The modeling technique used measures the change in fair values arising from hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (BPS) and 100 BPS over six and twelve-month time horizons.

The following table estimates the fair value of the portfolio at a twelve-month time horizon (in thousands):

| Issuer | Valuation of Securities Given an Interest Rate Decrease of X Basis Points | | Current Fair Market Value | Valuation of Securities Given an Interest Rate Increase of X Basis Points | |
|---|---|---|---|---|---|
| | 100 BPS | 50 BPS | | 50 BPS | 100 BPS |
| U.S. Government Securities | $129,706 | $129,499 | $129,293 | $129,086 | $128,879 |
| State and local governments | 19,833 | 19,801 | 19,770 | 19,739 | 19,707 |
| Corporate debt securities | 122,460 | 122,265 | 122,070 | 121,875 | 121,680 |
| Total | $271,999 | $271,565 | $271,133 | $270,700 | $270,266 |

The following table estimates the fair value of the portfolio at a six-month time horizon (in thousands):

| Issuer | Valuation of Securities Given an Interest Rate Decrease of X Basis Points | | Current Fair Market Value | Valuation of Securities Given an Interest Rate Increase of X Basis Points | |
|---|---|---|---|---|---|
| | 100 BPS | 50 BPS | | 50 BPS | 100 BPS |
| U.S. Government Securities | $129,499 | $129,396 | $129,293 | $129,189 | $129,086 |
| State and local governments | 19,801 | 19,786 | 19,770 | 19,754 | 19,739 |
| Corporate debt securities | 122,265 | 122,167 | 122,070 | 121,972 | 121,875 |
| Total | $271,565 | $271,349 | $271,133 | $270,915 | $270,700 |

Until January 2006, a substantial majority of our sales were denominated in U.S. dollars. Effective January 1, 2006, we commenced selling our products and services in our European and United Kingdom regions in Euros and British Pounds, which has increased our foreign currency exchange rate fluctuation risk. Based on our overall currency rate exposure at December 31, 2005, a near-term 10% appreciation or depreciation in the U.S. Dollar, relative to our foreign local currencies, would have an immaterial effect on our financial position, results of operations and cash flows. We may also decide to expand the type of products we sell in foreign currencies or may, for specific customer situations, choose to sell in foreign currencies in our other regions, thereby further increasing our foreign exchange risk. While we do not hedge for speculative purposes, in the event that a significant transaction were due in a foreign currency, we might enter into a foreign currency forward exchange contract for hedging purposes. As our exposure to foreign currency exchange rate fluctuations increases, we may begin a hedging program.

There were no forward contracts outstanding as of December 31, 2005 or 2004.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by Item 8 and the financial statement schedules required by Item 15(a)(2) are included in pages F-1 to F-40 and S-2, respectively. The supplemental data called for by Item 8 is presented on page S-1.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## ITEM 9A. CONTROLS AND PROCEDURES

**Evaluation of disclosure controls and procedures.**

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to Polycom's management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting. Management's assessment of the effectiveness of our internal control over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

**Changes in internal control over financial reporting.**

There was no change in our internal control over financial reporting that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

See "Management's Report on Internal Control Over Financial Reporting" on page F-2.

## ITEM 9B. OTHER INFORMATION

Not applicable.

## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information regarding our directors required by this item is included under the caption "Election of Directors" in our Proxy Statement for our 2006 Annual Meeting of Stockholders and is incorporated in this Item 10 by this reference. The information regarding our current executive officers found under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K is also incorporated by reference in this Item 10. The information regarding compliance with Section 16(a) of the Exchange Act is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for our 2006 Annual Meeting of Stockholders and is incorporated in this Item 10 by this reference. The information regarding our code of ethics that applies to all employees including our principal executive officer, principal financial officer and principal accounting officer is included under the caption "Election of Directors—Corporate Governance Matters" in the Proxy Statement for our 2006 Annual Meeting of Stockholders and is incorporated in this Item 10 by this reference.

### ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is included under the caption "Management—Executive Officer Compensation" in the Proxy Statement for our 2006 Annual Meeting of Stockholders and is incorporated in this Item 11 by this reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is included under the caption "Management—Ownership of Securities" and "Management—Equity Compensation Plan Information" in the Proxy Statement for our 2006 Annual Meeting of Stockholders and is incorporated in this Item 12 by this reference.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is included under the caption "Management—Employment Contracts, Change of Control Arrangements and Certain Transactions" in the Proxy Statement for our 2006 Annual Meeting of Stockholders and is incorporated in this Item 13 by this reference.

### ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is included under the caption "Principal Accounting Fees and Services" in the Proxy Statement for our 2006 Annual Meeting of Stockholders and is incorporated in this Item 14 by this reference.

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. Financial Statements (see Item 8 above).

Polycom, Inc. Consolidated Financial Statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005.

2. Financial Statement Schedule (see Item 8 above). The following Financial Statement Schedule is filed as part of this Report:

Schedule II—Valuation and Qualifying Accounts.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

3. Exhibits. See Item 15(b) below.

(b) **Exhibits**

We have filed, or incorporated by reference into this Report, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(c) **Financial Statement Schedules.**

See Items 8 and 15(a)(2) above.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYCOM, INC.

/s/ ROBERT C. HAGERTY

**Robert C. Hagerty**
***Chairman of the Board of Directors, Chief Executive Officer and President***

Date: March 10, 2006

## POWER OF ATTORNEY

### KNOW ALL PERSONS BY THESE PRESENTS:

That the undersigned officers and directors of Polycom, Inc., a Delaware corporation, do hereby constitute and appoint Robert C. Hagerty and Michael R. Kourey, or either of them, the lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

**IN WITNESS WHEREOF**, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ ROBERT C. HAGERTY<br>**Robert C. Hagerty** | Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer) | March 10, 2006 |
| /s/ MICHAEL R. KOUREY<br>**Michael R. Kourey** | Senior Vice President, Finance and Administration, Chief Financial Officer and Director (Principal Financial Officer) | March 10, 2006 |
| /s/ LAURA J. DURR<br>**Laura J. Durr** | Vice President, Worldwide Controller (Principal Accounting Officer) | March 10, 2006 |
| /s/ BETSY S. ATKINS<br>**Betsy S. Atkins** | Director | March 10, 2006 |
| /s/ JOHN SEELY BROWN<br>**John Seely Brown** | Director | March 10, 2006 |
| /s/ DAVID G. DEWALT<br>**David G. DeWalt** | Director | March 10, 2006 |

| Signature | Title | Date |
| --- | --- | --- |
| /s/ DURK I. JAGER<br>**Durk I. Jager** | Director | March 10, 2006 |
| /s/ JOHN A. KELLEY<br>**John A. Kelley** | Director | March 10, 2006 |
| /s/ STANLEY J. MERESMAN<br>**Stanley J. Meresman** | Director | March 10, 2006 |
| /s/ WILLIAM A. OWENS<br>**William A. Owens** | Director | March 10, 2006 |
| /s/ KEVIN T. PARKER<br>**Kevin T. Parker** | Director | March 10, 2006 |
| /s/ THOMAS G. STEMBERG<br>**Thomas G. Stemberg** | Director | March 10, 2006 |

[THIS PAGE INTENTIONALLY LEFT BLANK]

## POLYCOM, INC.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of our Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may change over time.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of internal controls over financial reporting, management has concluded that, as of December 31, 2005 our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3.

/s/ ROBERT C. HAGERTY

**Robert C. Hagerty**
**President and Chief Executive Officer**

March 8, 2006

/s/ MICHAEL R. KOUREY

**Michael R. Kourey**
**Senior Vice President, Finance and Administration and Chief Financial Officer**

March 8, 2006

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Polycom, Inc.:

We have completed integrated audits of Polycom, Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

*Consolidated financial statements and financial statement schedule*

In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of Polycom, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15 (a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

*Internal control over financial reporting*

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page F-2, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable

**Report of Independent Registered Public Accounting Firm - Continued**

assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
San Jose, California
March 8, 2006

**POLYCOM, INC.**
**CONSOLIDATED BALANCE SHEETS**
**(in thousands, except share and per share data)**

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 189,271 | $ 96,331 |
| Short-term investments | 88,191 | 118,009 |
| Trade receivables, net of allowance for doubtful accounts of $2,208 and $2,330 in 2005 and 2004, respectively | 69,419 | 62,535 |
| Inventories | 45,782 | 27,804 |
| Deferred taxes | 31,407 | 20,879 |
| Prepaid expenses and other current assets | 13,668 | 19,898 |
| Total current assets | 437,738 | 345,456 |
| Property and equipment, net | 35,293 | 37,544 |
| Long-term investments | 182,942 | 320,907 |
| Goodwill | 359,071 | 352,572 |
| Purchased intangibles, net | 20,332 | 26,915 |
| Deferred taxes | 17,070 | 49,060 |
| Other assets | 18,954 | 22,187 |
| Total assets | $1,071,400 | $1,154,641 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable | $ 46,882 | $ 45,682 |
| Accrued payroll and related liabilities | 13,092 | 18,852 |
| Taxes payable | 60,784 | 52,665 |
| Deferred revenue | 37,908 | 26,889 |
| Other accrued liabilities | 32,832 | 30,065 |
| Total current liabilities | 191,498 | 174,153 |
| Long-term deferred revenue | 12,915 | 5,238 |
| Other long-term liabilities | 10,118 | 10,636 |
| Total liabilities | 214,531 | 190,027 |
| Commitments and contingencies (Note 12) | | |
| Stockholders' equity | | |
| Preferred stock, $0.001 par value: | | |
| Authorized: 5,000,000 shares in 2005 and 2004 | | |
| Issued and outstanding: one share in 2005 and 2004 | — | — |
| Common stock, $0.0005 par value: | | |
| Authorized: 175,000,000 shares | | |
| Issued and outstanding: 88,755,371 shares in 2005 and 99,116,324 shares in 2004 | 43 | 50 |
| Additional paid-in capital | 826,262 | 904,155 |
| Cumulative other comprehensive loss | (1,308) | (1,884) |
| Unearned stock-based compensation | — | (35) |
| Retained earnings | 31,872 | 62,328 |
| Total stockholders' equity | 856,869 | 964,614 |
| Total liabilities and stockholders' equity | $1,071,400 | $1,154,641 |

The accompanying notes are an integral part of these consolidated financial statements.

**POLYCOM, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(in thousands, except per share data)**

| | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| Revenues | | | |
| Product revenues | $511,462 | $483,535 | $381,439 |
| Service revenues | 69,197 | 56,717 | 38,984 |
| Total revenues | 580,659 | 540,252 | 420,423 |
| Cost of revenues | | | |
| Cost of product revenues | 179,837 | 161,619 | 137,685 |
| Cost of service revenues | 39,680 | 37,092 | 27,892 |
| Total cost of revenues | 219,517 | 198,711 | 165,577 |
| Gross profit | 361,142 | 341,541 | 254,846 |
| Operating expenses | | | |
| Sales and marketing | 142,719 | 120,699 | 101,884 |
| Research and development | 91,479 | 92,076 | 72,638 |
| General and administrative | 35,631 | 36,942 | 31,334 |
| Acquisition-related costs | 351 | 1,394 | 386 |
| Purchased in-process research and development | 300 | 4,600 | — |
| Amortization and impairment of purchased intangibles | 8,790 | 20,521 | 17,591 |
| Restructure costs | 633 | 1,387 | 5,029 |
| Litigation reserves and payments | (93) | 20,951 | — |
| Total operating expenses | 279,810 | 298,570 | 228,862 |
| Operating income | 81,332 | 42,971 | 25,984 |
| Interest income, net | 12,848 | 7,279 | 8,451 |
| Gain (loss) on strategic investments | 2,908 | (12) | (737) |
| Other expense, net | (5) | (1,330) | (1,774) |
| Income from continuing operations before provision for income taxes | 97,083 | 48,908 | 31,924 |
| Provision for income taxes | 34,722 | 14,332 | 8,958 |
| Income from continuing operations | 62,361 | 34,576 | 22,966 |
| Income (loss) from discontinued operations, net of taxes | — | 296 | (695) |
| Gain from sale of discontinued operations, net of taxes | 384 | 477 | 552 |
| Net income | $ 62,745 | $ 35,349 | $ 22,823 |
| Basic net income per share | | | |
| Income per share from continuing operations | $ 0.66 | $ 0.36 | $ 0.23 |
| Income (loss) per share from discontinued operations, net of taxes | — | — | (0.01) |
| Gain per share from sale of discontinued operations, net of taxes | — | — | 0.01 |
| Basic net income per share | $ 0.66 | $ 0.36 | $ 0.23 |
| Diluted net income per share | | | |
| Income per share from continuing operations | $ 0.65 | $ 0.35 | $ 0.23 |
| Income (loss) per share from discontinued operations, net of taxes | — | — | (0.01) |
| Gain per share from sale of discontinued operations, net of taxes | — | — | 0.01 |
| Diluted net income per share | $ 0.65 | $ 0.35 | $ 0.23 |
| Weighted average shares outstanding for basic net income per share | 95,691 | 99,334 | 99,244 |
| Weighted average shares outstanding for diluted net income per share | 97,014 | 102,018 | 100,752 |

The accompanying notes are an integral part of these consolidated financial statements.

## POLYCOM, INC.
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (in thousands, except share data)

| | Common Stock | | Additional Paid-In | Unearned Stock-based | Cumulative Other Comprehensive | Retained | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Compensation | Income (Loss) | Earnings | Total |
| Balances, December 31, 2002 | 98,987,386 | $ 50 | $866,044 | $(573) | $ 2,152 | $ 36,070 | $ 903,743 |
| Comprehensive income: | | | | | | | |
| Reclassification adjustments for losses (gains) realized in net income | — | — | — | — | 118 | — | 118 |
| Change in unrealized gain on marketable securities | — | — | — | — | (2,046) | — | (2,046) |
| Net income | — | — | — | — | — | 22,823 | 22,823 |
| Total comprehensive income | | | | | | | 20,895 |
| Issuance of stock for purchase acquisitions | 50,778 | — | — | — | — | — | — |
| Exercise of stock options under stock option plan | 795,015 | — | 6,530 | — | — | — | 6,530 |
| Shares purchased under employee stock purchase plan | 271,524 | — | 2,885 | — | — | — | 2,885 |
| Purchase and retirement of common stock at cost | (755,000) | — | (5,893) | — | — | (1,022) | (6,915) |
| Reversal of unearned stock-based compensation upon termination of employment | — | — | (4) | 4 | — | — | — |
| Amortization of stock-based compensation | — | — | — | 320 | — | — | 320 |
| Tax benefit from stock option activity | — | — | 1,821 | — | — | — | 1,821 |
| Balances, December 31, 2003 | 99,349,703 | $ 50 | $871,383 | $(249) | $ 224 | $ 57,871 | $ 929,279 |
| Comprehensive income: | | | | | | | |
| Change in unrealized gain on marketable securities | — | — | — | — | (2,108) | — | (2,108) |
| Net income | — | — | — | — | — | 35,349 | 35,349 |
| Total comprehensive income | | | | | | | 33,241 |
| Exchange of stock options for purchase acquisition | — | — | 14,079 | — | — | — | 14,079 |
| Exercise of stock options under stock option plan | 2,239,081 | — | 28,604 | — | — | — | 28,604 |
| Shares purchased under employee stock purchase plan | 291,040 | — | 5,212 | — | — | — | 5,212 |
| Purchase and retirement of common stock at cost | (2,763,500) | — | (21,653) | — | — | (30,892) | (52,545) |
| Amortization of stock-based compensation | — | — | — | 214 | — | — | 214 |
| Tax benefit from stock option activity | — | — | 6,530 | — | — | — | 6,530 |
| Balances, December 31, 2004 | 99,116,324 | $ 50 | $904,155 | $ (35) | $(1,884) | $ 62,328 | $ 964,614 |
| Comprehensive income: | | | | | | | |
| Change in unrealized loss on marketable securities | — | — | — | — | 539 | — | 539 |
| Changes in cumulative translation adjustment | — | — | — | — | 37 | — | 37 |
| Net income | — | — | — | — | — | 62,745 | 62,745 |
| Total comprehensive income | | | | | | | 63,321 |
| Exercise of stock options under stock option plan | 606,538 | — | 5,520 | — | — | — | 5,520 |
| Shares purchased under employee stock purchase plan | 412,509 | — | 5,938 | — | — | — | 5,938 |
| Purchase and retirement of common stock at cost | (11,380,000) | (7) | (90,759) | — | — | (93,201) | (183,967) |
| Amortization of stock-based compensation | — | — | — | 35 | — | — | 35 |
| Tax benefit from stock option activity | — | — | 1,408 | — | — | — | 1,408 |
| Balances, December 31, 2005 | 88,755,371 | $ 43 | $826,262 | $ — | $(1,308) | $ 31,872 | $ 856,869 |

The accompanying notes are an integral part of these consolidated financial statements.

## POLYCOM, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## (in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Cash flows from operating activities: | | | |
| Net income | $ 62,745 | $ 35,349 | $ 22,823 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Gain from sale of discontinued operations, net of taxes | (384) | (477) | (552) |
| Depreciation and amortization | 20,720 | 19,971 | 15,263 |
| Amortization and impairment of purchased intangibles | 8,790 | 20,521 | 17,591 |
| Provision for (benefit from) doubtful accounts | — | (210) | 521 |
| Provision for (benefit from) excess and obsolete inventories | (731) | (202) | 1,805 |
| Tax benefit from exercise of stock options | 1,408 | 6,530 | 1,821 |
| (Gain) loss on strategic investments | (2,908) | 12 | 737 |
| Amortization of unearned stock-based compensation | 35 | 214 | 320 |
| Purchase of in-process research and development | 300 | 4,600 | — |
| Loss on asset dispositions | 367 | 513 | — |
| Changes in assets and liabilities, net of the effect of acquisitions: | | | |
| Trade receivables | (6,447) | (17,297) | 22,113 |
| Inventories | (16,290) | 614 | 8,440 |
| Deferred taxes | 20,916 | 423 | 1,281 |
| Prepaid expenses and other current assets | 6,341 | (2,837) | (4,389) |
| Accounts payable | 209 | 8,324 | 6,546 |
| Taxes payable | 7,899 | 2,257 | 4,763 |
| Other accrued liabilities | 14,414 | 1,272 | 1,724 |
| Net cash provided by operating activities | 117,384 | 79,577 | 100,807 |
| Cash flows from investing activities: | | | |
| Purchases of property and equipment | (16,758) | (19,285) | (14,819) |
| Purchase of license | — | — | (3,528) |
| Purchases of investments | (458,806) | (561,755) | (684,406) |
| Proceeds from sale and maturity of investments | 631,673 | 556,453 | 676,843 |
| Proceeds received from sale of discontinued operations | 604 | 751 | 1,396 |
| Purchase of convertible note receivable | — | — | (522) |
| Net cash paid in purchase acquisitions | (8,648) | (94,993) | — |
| Net cash provided by (used in) investing activities | 148,065 | (118,829) | (25,036) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of common stock under employee option and stock purchase plans | 11,458 | 33,816 | 9,415 |
| Purchase and retirement of common stock | (183,967) | (52,545) | (6,915) |
| Net cash provided by (used in) financing activities | (172,509) | (18,729) | 2,500 |
| Net increase (decrease) in cash and cash equivalents | 92,940 | (57,981) | 78,271 |
| Cash and cash equivalents, beginning of period | 96,331 | 154,312 | 76,041 |
| Cash and cash equivalents, end of period | $ 189,271 | $ 96,331 | $ 154,312 |
| **Supplemental disclosures of cash flow information:** | | | |
| Cash paid for interest | $ 180 | $ 228 | $ 86 |
| Cash paid for income taxes | $ 5,016 | $ 6,101 | $ 1,327 |

The accompanying notes are an integral part of these consolidated financial statements.

POLYCOM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. Description of Business and Summary of Significant Accounting Policies:

### Description of Business:

Polycom is a leading global provider of a line of high-quality, easy-to-use communications equipment that enables enterprise users to more effectively conduct video, voice, data and web communications.

### Principles of Accounting and Consolidation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

### Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statements and accompanying notes. Actual results could differ from those estimates.

### Reclassifications:

Certain previously reported amounts have been reclassified to conform to the current year's presentation.

### Cash and Cash Equivalents:

The Company considers all highly liquid investments with original or remaining maturities of 90 days or less at the time of purchase to be cash equivalents.

### Allowance for Doubtful Accounts:

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The Company reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific aging and amount, and all other balances on a pooled basis based on historical collection experience. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable.

### Investments:

The Company's short-term and long-term investments are comprised of U.S., state and municipal government obligations and foreign and domestic public corporate debt securities. Investments are classified as short-term or long-term based on their original or remaining maturities and whether the securities represent the investment of funds available for current operations. Nearly all investments are held in the Company's name at a limited number of major financial institutions. At December 31, 2005 and 2004 all of the Company's investments were classified as available-for-sale and are carried at fair value based on quoted market prices at the end of the reporting period. Unrealized gains and losses are recorded as a separate component of cumulative other comprehensive income (loss) in stockholder's equity. If these investments are sold at a loss or are considered to have other than temporarily declined in value, a charge to operations is recorded. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in interest income, net.

For strategic reasons the Company has made various investments in private companies. The private company investments are carried at cost and written down to fair market value when indications exist that these investments have other than temporarily declined in value. The Company reviews these investments for impairment when events or changes in circumstances indicate that impairment may exist and makes appropriate reductions in carrying value, if necessary. The Company evaluates a number of factors, including price per share of any recent financing, expected timing of additional financing, liquidation preferences, historical and forecasted earnings and cash flows, cash burn rate, and technological feasibility of the investee company's products to assess whether or not the investment is impaired.

**Inventories:**

Inventories are valued at the lower of cost or market with cost computed on a first-in, first-out (FIFO) basis. Consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value. The Company records write downs for excess and obsolete inventory equal to the difference between the cost of inventory and the estimated fair value based upon assumptions about future product life-cycles, product demand and market conditions. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

**Property and Equipment:**

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are three to thirteen years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, typically three to thirteen years. Disposals of capital equipment are recorded by removing the costs and accumulated depreciation from the accounts and gains or losses on disposals are included in the results of operations.

**Goodwill:**

Goodwill is not amortized but is regularly reviewed for potential impairment. The identification and measurement of goodwill impairment involves the estimation of the fair value of the Company's reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about expected future cash flows. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities.

**Impairment of Long-Lived Assets:**

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from several months to eight years. Purchased intangible assets determined to have indefinite useful lives are not amortized. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

**Guarantees:**

*Warranty*

The Company provides for the estimated costs of product warranties at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold. In the case of hardware manufactured by the Company, warranties generally start from the delivery date and continue for one to three years depending on the product purchased. Software products generally carry a 90-day warranty from the date of shipment. The Company's liability under warranties on software products is to provide a corrected copy of any portion of the software found not to be in substantial compliance with the agreed upon specifications. Factors that affect the Company's warranty obligation include product failure rates, material usage and service delivery costs incurred in correcting product failures. The Company assesses the adequacy of the recorded warranty liabilities every quarter and makes adjustments to the liability if necessary.

Changes in the warranty obligation, which is included as a component of "Other accrued liabilities" on the Consolidated Balance Sheets, during the period are as follows (in thousands):

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| Balance at beginning of year | $ 8,823 | $ 9,612 |
| Accruals for warranties issued during the year | 11,029 | 9,793 |
| Warranty liabilities assumed as a result of acquisitions | — | 500 |
| Actual warranty charges incurred during the year | (11,799) | (11,082) |
| Balance at end of year | $ 8,053 | $ 8,823 |

*Deferred Maintenance Revenue*

The Company offers maintenance contracts for sale on most of our products which allow for customers to receive service and support in addition to, or subsequent to, the expiration of the contractual product warranty. The Company recognizes the maintenance revenue from these contracts over the life of the service contract.

Changes in deferred maintenance revenue, of which, $26.7 million and $20.8 million is short-term and included as a component of "Deferred revenue" as of December 31, 2005 and 2004, respectively; and $12.1 million and $5.2 million is long-term and is included as a component of "Long-term deferred revenue" as of December 31, 2005 and 2004, respectively, on the Consolidated Balance Sheets, are as follows (in thousands):

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| Balance at beginning of year | $ 26,021 | $ 17,316 |
| Additions to deferred maintenance revenue | 73,497 | 53,033 |
| Amortization of deferred maintenance revenue | (60,777) | (44,328) |
| Balance at end of year | $ 38,741 | $ 26,021 |

The cost of providing maintenance services for the years ended December 31, 2005 and 2004 was $37.3 million and $34.7 million, respectively.

*Indemnifications to Verilink Corporation ("Verilink")*

In connection with the sale of the network access product line to Verilink, the Company has agreed to indemnify Verilink against certain contingent liabilities. The Company believes the estimated fair value of this indemnification is not material.

*Officer and Director Indemnifications*

As permitted or required under Delaware law and to the maximum extent allowable under that law, the Company has certain obligations to indemnify its current and former officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. These indemnification obligations are valid as long as the director or officer acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The maximum potential amount of future payments the Company could be required to make under these indemnification obligations is unlimited; however, the Company has a director and officer insurance policy that mitigates the Company's exposure and enables the Company to recover a portion of any future amounts paid. As a result of the Company's insurance policy coverage, the Company believes the estimated fair value of these indemnification obligations is minimal.

*Other Indemnifications*

As is customary in the Company's industry, as provided for in local law in the U.S. and other jurisdictions, the Company's standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of it's products. From time to time, the Company indemnifies customers against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of its products and services. In addition, from time to time the Company also provides protection to customers against claims related to undiscovered liabilities, additional product liability or environmental obligations.

**Revenue Recognition:**

The Company recognizes revenue when persuasive evidence of an arrangement exists, title has transferred, product payment is not contingent upon performance of installation or service obligations, the price is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product or service is specified by the customer, revenue is deferred until all acceptance criteria have been met. Additionally, the Company recognizes extended service revenue on our hardware and software products as the service is performed, generally one to five years.

The Company's video communications and network systems products are integrated with software that is essential to the functionality of the equipment. Additionally, the Company provides unspecified software upgrades and enhancements related to most of these products through maintenance contracts. Accordingly, the Company accounts for revenue for these products in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations.

The Company uses the residual method to recognize revenue when an agreement includes one or more elements to be delivered at a future date. If there is an undelivered element under the arrangement, the Company defers revenue based on vendor-specific objective evidence of the fair value of the undelivered element, as determined by the price charged when the element is sold separately. If vendor-specific objective evidence of fair value does not exist for all undelivered elements, the Company defers all revenue until sufficient evidence exists or all elements have been delivered.

The Company accrues for sales returns and other allowances as a reduction to revenues upon shipment based upon our contractual obligations and historical experience. Co-op marketing funds are accounted for in accordance with EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". Under these guidelines, the Company accrues for co-op marketing funds as a marketing expense if it receives an identifiable benefit in exchange and can reasonably estimate the fair value of the identifiable benefit received; otherwise, it is recorded as a reduction to revenues.

### Research and Development Expenditures:

Research and development expenditures are charged to operations as incurred and consist primarily of compensation costs, outside services, expensed materials, depreciation and an allocation of overhead expenses, including facilities and IT costs. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model, which typically occurs when beta testing commences, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

### Advertising:

The Company expenses the production costs of advertising as the expenses are incurred. The production costs of advertising consist primarily of trade shows, magazine and radio advertisements, agency fees and other direct production costs. Advertising expense for the years ended December 31, 2005, 2004 and 2003 was $26.1 million, $13.8 million, and $12.9 million, respectively. Commencing in January 2005, the Company made a change to the co-op marketing program that has been provided to its channel partners that resulted in the co-op marketing funds generally being treated as a marketing expense rather than as a revenue reduction as it was in previous years.

### Income Taxes:

The Company accounts for income taxes under the liability method, which recognizes deferred tax assets and liabilities determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets when, based on available objective evidence, it is more likely than not that the benefit of such assets will not be realized.

### Foreign Currency Translation:

The financial statements of the Company's foreign subsidiaries that operate where the functional currency is the U.S. dollar are translated to U.S dollars at year-end exchange rates for monetary assets and liabilities while non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation which is translated at historical rates. Foreign exchange gains and losses have not been significant to date and have been recorded in results of operations. The functional currency of DSTMedia Technology Co., Ltd. (DSTMedia), a wholly-owned subsidiary in China, is the Chinese Yuan (CNY). Adjustments resulting from translating the foreign currency financial statements of DSTMedia into the U.S. dollar are included as a separate component of "Cumulative other comprehensive income (loss)".

### Derivative Instruments:

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For derivative instruments designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in earnings in the period of change. The Company does not hold or issue derivative financial instruments for speculative trading purposes. The Company enters into derivatives only with counterparties that are among the largest U.S. banks, ranked by assets, in order to minimize its credit risk.

**Computation of Net Income Per Share From Continuing Operations:**

Basic net income per share from continuing operations is computed by dividing net income from continuing operations by the weighted average number of common shares outstanding for the period less common stock subject to repurchase. Diluted net income per share from continuing operations reflects the additional dilution from potential issuances of common stock, such as stock issuable pursuant to the exercise of stock options and warrants outstanding and shares of common stock subject to repurchase. Potentially dilutive shares (including shares of common stock which are subject to repurchase) are excluded from the computation of fully diluted net income per share from continuing operations when their effect is antidilutive.

**Fair Value of Financial Instruments:**

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Estimated fair values of short-term and long-term investments are based on quoted market prices for the same or similar instruments.

**Stock-based Compensation:**

In accordance with SFAS No. 123, (SFAS 123) "Accounting for Stock-Based Compensation," the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", and Financial Accounting Standards Board (FASB) Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock-Based Compensation, an interpretation of APB Opinion No. 25" and related interpretations in accounting for its stock-based compensation plans. In accordance with EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," stock-based compensation related to non-employees is based on the fair value of the related stock or options in accordance with SFAS 123 and its interpretations. Expense associated with stock-based compensation is amortized over the vesting period of each individual award.

Consistent with the disclosure provisions of SFAS 123, the Company's net income and basic and diluted net income per share would have been adjusted to the pro forma amounts indicated below (in thousands, except per share amounts):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net income—as reported | $ 62,745 | $ 35,349 | $ 22,823 |
| Add stock based compensation expensed during the period | 35 | 214 | 320 |
| Less stock based compensation expense determined under fair value based method, net of tax effects | (18,105) | (20,050) | (16,369) |
| Net income—pro forma | $ 44,675 | $ 15,513 | $ 6,774 |
| Basic net income per share—as reported | $ 0.66 | $ 0.36 | $ 0.23 |
| Basic net income per share—pro forma | $ 0.47 | $ 0.16 | $ 0.07 |
| Diluted net income per share—as reported | $ 0.65 | $ 0.35 | $ 0.23 |
| Diluted net income per share—pro forma | $ 0.46 | $ 0.15 | $ 0.07 |

The impact on pro forma net income per share and net income in the table above may not be indicative of the effect in future years as options vest over several years and the Company continues to grant stock options to new and current employees.

**Recent Pronouncements:**

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs—an amendment of ARB No. 43" ("SFAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a significant impact on its consolidated results of operations, financial condition or cash flows.

In December 2004, the FASB issued FASB Statement No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"), which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB Opinion 25, and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under certain employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require the Company to expense SBP awards with compensation cost for SBP transactions measured at fair value. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107"), relating to the adoption of SFAS 123R.

Beginning in the first quarter of 2006, the Company will adopt the provisions of SFAS No. 123R under the modified prospective transition method using the Black-Scholes option pricing model. The modified prospective method requires that compensation expense be recorded for all unvested SBP's beginning with the effective date of adoption and for all awards granted to employees after the effective date of adoption. Accordingly, the Company will recognize SBP compensation expense for awards issued after December 31, 2005 on a straight-line basis over the vesting period of the award. For awards issued prior to January 1, 2006, the Company will recognize SBP compensation expense based on FASB Interpretation 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—an interpretation of APB Opinions No. 15 and 25", which provides for accelerated expensing. The Company is continuing to evaluate the impact of SFAS No. 123R on its results of operations and financial condition. The actual effects of adopting SFAS No. 123R will depend on numerous factors, including stock price volatility, employee exercise patterns (expected life of the options), future forfeitures, the amount of SBP's granted in the future, the valuation model the Company uses to value future SBP's to employees and related tax effects. The Company expects SFAS No. 123R will have a material impact on its results of operations upon its adoption in the first quarter of 2006.

In June 2005, the FASB issued FSP No FAS 143-1, Accounting for Electronic Equipment Waste Obligations ("FSP 143-1"). FSP 143-1 provides guidance in accounting for obligations associated with Directive 2002/96/EC (the "Directive") on Waste Electrical and Electronic Equipment adopted by the European Union. FAS 143-1 is required to be applied to the later of the first reporting period ending after June 6, 2005 or the date of the Directive's adoption into law by the applicable EU member countries in which the Company has significant operations. The Directive distinguishes between "new" and "historical" waste. New waste relates to products put on the market after August 13, 2005. FSP 143-1 directs commercial users to apply the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, and the related FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, for the measurement and recognition of the liability and asset retirement obligation associated with the historical waste management requirements of the Directive. Additionally, FSP 143-1 provides guidance for the accounting by producers for the financing of the obligations of historical waste held by private households.

The Company adopted FAS 143-1 in the first quarter of fiscal 2006 and concluded that no significant liability had been incurred as of December 31, 2005. The Company is continuing to analyze the impact of the Directive, and FSP 143-1, on its financial position and results of operations as additional EU member countries adopt the Directive.

Separate from the requirements of FSP 143-1, the Company believes that the internal cost of compliance with the Directive, and the liability associated with new waste obligations, which according to the Directive is to be borne solely by the producers of the new equipment, was not significant for the year ended December 31, 2005, but could be significant in the future.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At December 31, 2005, none of the Company's unrealized investment losses were recognized as other-than-temporary impairments in our available-for-sale securities. The Company does not believe FSP FAS 115-1 and FAS 124-1 will have a material effect on its consolidated financial position, results of operations or cash flow.

**2. Discontinued operations:**

In January 2003, the Company sold to Verilink Corporation ("Verilink") certain fixed assets and intellectual property rights relating to Polycom's network access product line, including Polycom's line of NetEngine integrated devices, for a total of up to $3.0 million in cash, of which (i) $1.0 million was paid to Polycom at closing, (ii) $0.25 million was paid to Polycom on the first anniversary of the closing in January 2004, and (iii) $1.75 million was paid to Polycom based on ten percent of Verilink's revenues related to the sale of NetEngine products. Verilink also agreed to purchase Polycom's existing NetEngine-related inventories, with a book value of approximately $1.9 million as of the closing date, on an as-needed basis. As of December 31, 2004, Verilink had purchased all remaining NetEngine-related inventories for approximately $2.3 million. Concurrent with the closing, certain of our employees joined Verilink. Additionally, in connection with the sale, Polycom entered into a license agreement with Verilink pursuant to which Verilink granted to Polycom a license to use and further develop the network access technology related to the NetEngine product line. The Company has agreed not to compete with Verilink in the network access market for a period of three years from the closing date, which ends January 28, 2006.

In accordance with SFAS 144, the results of operations of the Company's network access product line are presented as discontinued, and prior periods have been reclassified, including the reallocation of general overhead charges to the Company's three remaining reporting segments.

The Company recorded net income of $0.3 million and a net loss of $0.7 million in the years ended December 31, 2004 and 2003, respectively, related to the results of operations of the Company's network access product line. This was primarily related to the sale of the NetEngine-related inventories and is included in "Income (loss) from discontinued operations" on the Consolidated Statements of Operations. There was no activity for the year ended December 31, 2005.

Verilink paid the Company $0.6 million, $0.7 million and $0.4 million related to the ten percent of Verilink's revenues from the sale of NetEngine products in the years ended December 31, 2005, 2004 and 2003, respectively. The Company recorded an after-tax gain of $0.4 million, $0.5 million and $0.6 million as a result of these transactions during the years ended December 31, 2005, 2004 and 2003, respectively, which is included in "Gain from sale of discontinued operations" on the Consolidated Statements of Operations. On a cumulative basis, Verilink has paid all of its $1.75 million post closing commitment as of December 31, 2005.

**3. Business Combinations:**

On August 25, 2005 the Company acquired DSTMedia Technology Co., Ltd. ("DSTMedia"). On January 5, 2004, the Company acquired Voyant Technologies, Inc. ("Voyant"). The details of each of these acquisitions are presented below. The following table summarizes the Company's purchase price allocations related to its purchase business combination transactions at the time of acquisition (in thousands):

| Acquisition Date | Acquired Company | Consideration Paid | In-process R&D Expense | Goodwill | Purchased Intangibles | Fair Value of Net Tangible Assets |
|---|---|---|---|---|---|---|
| August 25, 2005 | DSTMedia | $ 10,306 | $ 300 | $ 6,680 | $ 2,200 | $ 1,126 |
| January 5, 2004 | Voyant | 125,170 | 4,600 | 71,531 | 32,200 | 16,839 |
| Totals | | $135,476 | $4,900 | $78,211 | $34,400 | $17,965 |

Additionally, the Company completed the acquisition of MeetU.com, Inc. ("MeetU") during the year ended December 31, 2002. The Company also completed the acquisitions of PictureTel Corporation ("PictureTel"), Atlanta Signal Processors, Inc. ("ASPI"), Circa Communications Ltd. ("Circa") and Accord Networks Ltd. ("Accord") during the year ended December 31, 2001. Changes in goodwill, purchased intangibles, fair value of net tangible assets and unearned stock-based compensation are summarized as follows (in thousands):

| | Goodwill | Purchased Intangibles | Fair Value of Net Tangible Assets | Unearned Stock-based Compensation |
|---|---|---|---|---|
| Balance at December 31, 2003 | $289,508 | $ 15,236 | $36,511 | $ 249 |
| Add: Acquisition of Voyant Technologies | 71,694 | 32,200 | 17,029 | — |
| Less: Voyant escrow amount received | (95) | — | — | — |
| Less: Amortization | — | (20,521) | — | (214) |
| Subsequent fair value adjustments to assets acquired and liabilities assumed upon acquisition | (8,535) | — | 8,535 | — |
| Balance at December 31, 2004 | 352,572 | 26,915 | 62,075 | 35 |
| Add: Acquisition of DSTMedia | 6,680 | 2,200 | 1,126 | — |
| Less: Voyant escrow amount received | (68) | — | (190) | — |
| Less: Amortization | — | (6,930) | — | (35) |
| Less: Impairment | — | (1,860) | — | — |
| Subsequent fair value adjustments to assets acquired and liabilities assumed upon acquisition | (138) | — | 396 | — |
| Foreign currency translation | 25 | 7 | — | — |
| Balance at December 31, 2005 | $359,071 | $ 20,332 | $63,407 | $ — |

**DSTMedia Technology**

On August 25, 2005, the Company acquired DSTMedia, a privately held video solutions company headquartered in Beijing, China. The aggregate consideration for the transaction was $10.3 million, comprised of $7.6 million in cash and $2.7 million in direct acquisition costs. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date with the assistance of an independent appraisal. The Company recorded approximately $6.7 million of goodwill, $2.2 million of identifiable intangible assets, $1.1 million of net tangible assets and $0.3 million of in-process research and development costs in connection with this acquisition. The primary reason for the acquisition and the factors that contributed to the recognition of goodwill relate to DSTMedia's ability to enhance the Company's position in China, Japan and other Asian countries to deliver video networking and low end video solutions. The $0.3 million allocated to in-process research and development was recorded in "Purchased in-process research and development" in the Consolidated Statements of Operations.

In accordance with SFAS 142, goodwill originating from the DSTMedia acquisition will not be amortized. In general, the goodwill is not deductible for tax purposes. Purchased intangible assets are being amortized on a straight-line basis over a period of two to five years. See Note 4 of Notes to Consolidated Financial Statements for additional information on goodwill and purchased intangibles.

DSTMedia shareholders may receive up to an additional $20.0 million of consideration through 2008, payable in cash, based on the achievement of certain financial milestones relating to the operating results of DSTMedia. Any additional consideration paid to the DSTMedia shareholders would result in an increase in goodwill. DSTMedia's results of operations have been included in our results of operations since August 25, 2005 in our Communications and Network Systems segments. Pro forma results of operations have not been presented as the effects of this acquisition were not material on an individual basis.

**Voyant Technologies**

On January 5, 2004, the Company completed its acquisition of Voyant Technologies, Inc. ("Voyant") pursuant to the terms of an Agreement and Plan of Merger dated as of November 21, 2003 (the "Merger Agreement"). Voyant designs and delivers group voice communication solutions. The primary reason for the acquisition and the factors that contributed to the recognition of goodwill relate to Voyant's ability to deliver audio bridging capabilities in the network systems space.

Pursuant to the Merger Agreement, Voyant shareholders received $108.9 million in cash. Approximately $12.9 million of the cash was placed into escrow to be held as security for losses incurred by the Company in the event of certain breaches of the representations and warranties covered in the Merger Agreement or certain other events. During the second quarter of 2004, the Company received $0.1 million from the escrow account related to certain working capital adjustments, reducing the purchase consideration from $125.5 million to $125.4 million. During the third quarter of 2004, the Company authorized the release of approximately $1.4 million of the escrow fund to the Voyant shareholders as certain prior sales tax liabilities had been resolved. During the second quarter of 2005, the Company received approximately $0.2 million from the escrow account related to certain losses incurred, reducing the purchase consideration from $125.4 million to $125.2 million. Also during the second quarter of 2005, the Company instructed the escrow agent to release approximately $10.7 million from the escrow fund to the Voyant shareholders. The remaining $0.4 million escrow amount will remain in escrow as security for sales tax liabilities until such liabilities are resolved. Any additional consideration paid to the Voyant shareholders would result in an increase in goodwill. In addition, upon completion of the Merger, options to acquire shares of Voyant common stock outstanding under the terms of the Voyant stock plans were assumed and converted into approximately 1.4 million options to acquire shares of Polycom common stock.

Upon the acquisition, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date based upon an independent appraisal. Voyant is reported as a part of the Company's Network Systems and Services segments.

The accompanying Consolidated Financial Statements reflect a purchase price of approximately $125.2 million, consisting of cash, the fair value of options granted by Polycom in the acquisition, and other costs directly related to the acquisition as follows (in thousands):

| | |
|---|---|
| Cash | $108,899 |
| Fair value of options | 14,079 |
| Direct acquisition costs | 2,192 |
| Total consideration | $125,170 |

For purposes of computing the estimated fair value of options granted, the Black-Scholes option pricing model was used with the following assumptions: fair value of Polycom's stock of $19.69, expected life of 3.2 years, risk free interest rate of 2.37%, expected dividend yield of 0% and volatility of 82%.

The following is a summary of the allocation of the purchase price (in thousands):

| | |
|---|---|
| Tangible assets: | |
| Current assets | $ 26,034 |
| Property, plant and equipment | 9,064 |
| Other assets | 448 |
| Total tangible assets acquired | 35,546 |
| Liabilities: | |
| Current liabilities | (8,998) |
| Long-term liabilities | (9,709) |
| Total liabilities assumed | (18,707) |
| In-process research and development | 4,600 |
| Goodwill | 71,531 |
| Other intangible assets consisting of: | |
| Core technology | 18,300 |
| Patents | 5,400 |
| Customer relationships | 4,800 |
| Trade name and trademarks | 1,800 |
| Non-competition agreements | 1,500 |
| Order backlog | 400 |
| Total consideration | $125,170 |

The amount allocated to in-process research and development was determined by management using an independent appraisal based on established valuation techniques in the high-technology industry and was expensed upon acquisition because the technological feasibility had not been established and no future alternative uses existed. The income approach, which includes an analysis of the markets, cash flows and risks associated with achieving such cash flows, was the primary technique utilized in valuing the in-process research and development. The estimated net free cash flows generated by the in-process research and development projects were discounted at rates ranging from 35 to 40 percent in relation to the stage of completion and the technical risks associated with achieving technology feasibility. The $4.6 million allocated to in-process research and development was recorded in "Purchased in-process research and development" in the Consolidated Statements of Operations.

In accordance with SFAS 142, goodwill originating from the Voyant acquisition will not be amortized. In general, the goodwill is not deductible for tax purposes. Purchased intangible assets are being amortized on a straight-line basis over a period of three months to eight years. See Note 4 of Notes to Consolidated Financial Statements for additional information on goodwill and purchased intangibles.

The purchase price allocation presented in the table above was final on January 5, 2005, except for the resolution of certain earn-out contingency payments which would result in an increase in total consideration paid in the period the earn-out is achieved and a corresponding adjustment to goodwill.

Since January 5, 2004, the results of operations of Voyant have been included in the Company's Consolidated Statements of Operations. The following unaudited pro forma financial information reflects the results of operations for the year ended December 31, 2003 as if the acquisition had occurred on January 1, 2003. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2003, and may not be indicative of future operating results, (unaudited, in thousands, except per share amounts):

| | Year Ended December 31, 2003 |
|---|---|
| Net revenues | $466,620 |
| Loss from continuing operations | $(39,121) |
| Loss per share from continuing operations: | |
| Basic | $ (0.39) |
| Diluted | $ (0.39) |
| Weighted average shares: | |
| Basic | 99,244 |
| Diluted | 100,752 |

**4. Goodwill and Purchased Intangibles:**

The following table presents details of the Company's goodwill by segment (in thousands):

| | Communications Segment | Network Systems Segment | Services Segment | Total |
|---|---|---|---|---|
| Balance at December 31, 2003 | $253,376 | $ 46 | $36,086 | $289,508 |
| Add: Goodwill acquired in the Voyant Acquisition | — | 50,930 | 20,764 | 71,694 |
| Less: Voyant escrow amount received | — | (95) | — | (95) |
| Less: Changes in fair value of liabilities assumed | (3,219) | (3,437) | (1,879) | (8,535) |
| Balance at December 31, 2004 | 250,157 | 47,444 | 54,971 | 352,572 |
| Add: Goodwill acquired in the DSTMedia Acquisition | 570 | 6,110 | — | 6,680 |
| Less: Voyant escrow amount received | — | (68) | — | (68) |
| Less: Changes in fair value of liabilities assumed | — | (76) | (62) | (138) |
| Foreign currency translation | — | 25 | — | 25 |
| Balance at December 31, 2005 | $250,727 | $53,435 | $54,909 | $359,071 |

The increase in goodwill during 2005 and 2004 is due to the acquisitions of DSTMedia and Voyant, respectively. The fair value adjustments to assets acquired and liabilities assumed during the years ended December 31, 2005 and 2004 resulted primarily from revisions to net cost estimates associated with the elimination of redundant facilities, resolution of certain other pre-acquisition contingencies and changes in estimates of the fair value of certain PictureTel, Voyant and DSTMedia assets recorded during the initial purchase price allocation. See Note 5 of Notes to Consolidated Financial Statements regarding the reduction to the facility closings liability.

The following table presents details of the Company's total purchased intangible assets as of December 31 (in thousands):

| | 2005 | | | | 2004 | | |
|---|---|---|---|---|---|---|---|
| **Purchased Intangible Assets** | **Gross Value** | **Accumulated Amortization** | **Impairment** | **Net Value** | **Gross Value** | **Accumulated Amortization** | **Net Value** |
| Core and developed technology | $43,578 | $(31,206) | $(1,650) | $10,722 | $42,278 | $(27,336) | $14,942 |
| Patents | 14,068 | (11,195) | — | 2,873 | 14,068 | (9,788) | 4,280 |
| Customer and partner relationships | 25,125 | (21,201) | — | 3,924 | 24,425 | (20,225) | 4,200 |
| Trade name | 3,021 | (462) | (150) | 2,409 | 2,821 | (328) | 2,493 |
| Other | 2,400 | (1,943) | (60) | 397 | 2,400 | (1,400) | 1,000 |
| Foreign currency translation | 7 | — | — | 7 | — | — | — |
| Total | $88,199 | $(66,007) | $(1,860) | $20,332 | $85,992 | $(59,077) | $26,915 |

In 2005, 2004 and 2003, the Company recorded amortization expense related to purchased intangibles of $6.9 million, $20.5 million and $17.6 million, respectively, which is included in "Amortization and impairment of purchased intangibles" in the Consolidated Statement of Operations.

Upon adoption of SFAS 142, the Company determined that a purchased trade name intangible of $0.9 million had an indefinite life as the Company expects to generate cash flows related to this asset indefinitely. Consequently, this trade name is no longer amortized but is reviewed for impairment annually or sooner under certain circumstances. The unamortized balance of acquired workforce totaling $0.5 million, recorded as part of the purchase price allocation of the Circa acquisition, was reclassified from purchased intangibles to goodwill, as it did not meet the criteria outlined in SFAS 142 to be recorded separately from goodwill.

In the fourth quarters of 2005 and 2004, the Company completed its annual goodwill impairment test outlined under SFAS 142 which requires the assessment of goodwill for impairment on an annual basis. The assessment of goodwill impairment was conducted by determining and comparing the fair value of our reporting units, as defined in SFAS 142, to the reporting unit's carrying value as of that date. The fair value was determined using an income approach whereby the fair value of the asset is based on the value of the cash flows that the asset can be expected to generate in the future. These estimated future cash flows were discounted at rates ranging from 14 to 17 percent to arrive at their respective fair values. Based on the results of this impairment test, the Company determined that its goodwill assets were not impaired during 2005 or 2004.

In the fourth quarters of 2005 and 2004, the Company completed its annual purchased intangibles impairment tests. The assessment of purchased intangibles impairment was conducted by first estimating the undiscounted future cash flows to be generated from the use and eventual disposition of the purchased intangibles and comparing this amount with the carrying value of these assets. If the undiscounted cash flows were less than the carrying amounts, impairment existed, and future cash flows were discounted at rates ranging from 30 to 32 percent and compared to the carrying amounts of the purchased intangibles to determine the amount of the impairment. Based on the results of the 2005 impairment test, the Company recorded an impairment charge of $1.9 million for the write down of certain intangible assets acquired as part of the Voyant acquisition. As a result of a decline in the projected future cash flows from the OCI product line due to its announced discontinuance, the related core and developed technology, trade name and non competition agreement intangibles were written down to their fair values at December 31, 2005. The impairment charge was recorded in "Amortization and impairment of purchased intangibles" in the Consolidated Statements of Operations. Amortization and impairment of intangibles is not allocated to our segments. There was no impairment in 2004. The Company plans to conduct its annual impairment tests in the fourth quarter of every year, unless impairment indicators exist sooner.

The estimated future amortization expense of purchased intangible assets as of December 31, 2005 is as follows (in thousands):

| Year ending December 31, | Amount |
|---|---|
| 2006 | $ 6,142 |
| 2007 | 5,385 |
| 2008 | 5,241 |
| 2009 | 983 |
| 2010 | 833 |
| Thereafter | 822 |
| Total | $19,406 |

## 5. Acquisition-Related Costs and Liabilities:

For the years ended December 31, 2005, 2004 and 2003, the Company recorded a charge to operations of $0.4 million, $1.4 million and $0.4 million, respectively, for acquisition-related integration costs primarily related to the DSTMedia, Voyant and PictureTel acquisitions. These charges include outside financial advisory, legal and accounting services. These charges include the cost of actions designed to improve the Company's combined competitiveness, productivity and future profitability and primarily relate to the elimination of redundant and excess facilities and workforce in the Company's combined businesses and the elimination of redundant assets.

The following table summarizes the status of the Company's acquisition-related liabilities and integration costs (in thousands):

| | Facility Closings | Severance and Related Benefits | Integration Costs, Merger Fees and Expenses |
|---|---|---|---|
| Balance at December 31, 2002 | $ 36,714 | $ 2,833 | $ — |
| Additions to the reserve | — | — | 386 |
| Release of reserve | (7,222) | — | — |
| Cash payments and other usage | (3,805) | (2,271) | (233) |
| Balance at December 31, 2003 | 25,687 | 562 | 153 |
| Additions to the reserve | 459 | 430 | 1,394 |
| Release of reserve | (3,936) | (4) | — |
| Cash payments and other usage | (13,129) | (938) | (1,481) |
| Balance at December 31, 2004 | 9,081 | 50 | 66 |
| Additions to the reserve | — | — | 351 |
| Release of reserve | (3) | (50) | — |
| Cash payments and other usage | (4,964) | — | (417) |
| Balance at December 31, 2005 | $ 4,114 | $ — | $ — |

The Company had approximately $2.2 million and $3.5 million, at December 31, 2005 and December 31, 2004, respectively, of acquisition-related reserves classified as other long-term liabilities. Approximately $1.9 million and $5.6 million, at December 31, 2005 and December 31, 2004, respectively, of acquisition-related reserves were classified as current liabilities.

*Facility closings*

In November 2003, the Company entered into a lease amendment for one of its facilities for which it had previously provided a restructuring reserve. The original term of this lease, which ended in 2014, was amended to allow the Company to exit the facility in various stages through 2008 in exchange for certain cash payments.

As a result of the November 2003 amendment, the Company estimated that $7.2 million of the restructuring reserve would no longer be required; therefore in December 2003, this amount was released from the restructuring reserve and recorded as a reduction in goodwill. In June 2004, the Company entered into a termination agreement and related payment agreement for this facility which terminated the lease on all of the unoccupied space as of December 28, 2004. The agreement resulted in an overall reduction in the Company's obligations and acceleration of the termination payments that were previously scheduled through 2008. As a result of these agreements, the Company estimated that approximately $3.9 million of the restructuring reserve would no longer be required; therefore in June 2004, this amount was released from the restructuring reserve and recorded as a reduction in goodwill.

*Severance and related benefits*

The Company assumed liabilities related to severance totaling $14.4 million from the acquisitions of PictureTel, ASPI, and MeetU, which were fully paid by the end of 2004. As a result of the Voyant acquisition, the Company assumed additional liabilities related to severance totaling $0.4 million, which were paid or released by June 30, 2005.

*Integration Costs, Merger Fees and Expenses*

Merger-related transaction and period expenses for the years ended December 31, 2005, 2004 and 2003 of $0.4 million, $1.4 million and $0.4 million, respectively, principally consisted of financial advisory, accounting, legal and consulting fees, and other direct merger-related expenses incurred in the period.

**6. Restructure Costs:**

In 2003, management approved restructuring actions primarily in connection with the sale of the network access product line to Verilink and in response to the global economic uncertainty and continued downturn in technology spending. These actions were meant to improve the Company's overall cost structure by prioritizing resources in strategic areas of the business and reducing operating expenses. The Company recorded a restructuring charge of $5.0 million in 2003 as a result of these actions. The charge consisted of severance and other employee termination benefits related to a workforce reduction of approximately 12 percent of the Company's employees worldwide. The restructuring charge related to the Communications, Services and Network Systems segments amounted to $0.8 million, $0.3 million and $0.1 million, respectively. The balance of the restructuring charge related to operating activities which are separately managed at the corporate level and not allocated to segments. All payments related to these actions have been made.

In 2004, management approved a restructuring plan for the Network Systems segment. The resulting actions were intended to improve the overall cost structure of the Network Systems segment by focusing resources on strategic areas of the business, streamlining certain engineering efforts and reducing operating expenses. In accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), the Company recorded a charge of approximately $1.4 million for the year ended December 31, 2004. This charge consisted of severance and other employee termination benefits related to the workforce reductions which comprised less than 3 percent of the Company's employees worldwide. All payments related to these actions have been made.

In 2005, management approved a restructuring plan for eliminating or relocating certain positions throughout the Company, but focused on the sales and general and administrative functions. The resulting actions are intended to streamline and focus the Company's efforts and more properly align our cost structure with our projected revenue streams. In accordance with SFAS 146, the Company recorded a charge of approximately $0.7 million for the year ended December 31, 2005. This charge consisted of severance and other employee termination benefits related to these workforce reductions, which comprised less than 1 percent of the employees worldwide. All obligations related to these charges have been paid or released as of December 31, 2005. This charge was partially offset by a release of a remaining reserve that was recorded in 2004 related to the restructuring of the Network Systems segment discussed above, resulting in net restructuring charges for the year of $0.6 million.

All restructure charges were recorded in "Restructure costs" in the Consolidated Statements of Operations. The following table summarizes the status of the Company's restructure reserves (in thousands):

| | Severance and Related Benefits | Equipment | Total |
|---|---|---|---|
| Balance at December 31, 2002 | $ 408 | $ — | $ 408 |
| Additions to the reserves | 5,029 | — | 5,029 |
| Cash payments and other usage | (5,307) | — | (5,307) |
| Balance at December 31, 2003 | 130 | — | 130 |
| Additions to the reserve | 1,050 | 337 | 1,387 |
| Cash payments and other usage | (1,159) | (337) | (1,496) |
| Balance at December 31, 2004 | 21 | — | 21 |
| Additions to the reserve | 649 | — | 649 |
| Release of reserve | (16) | — | (16) |
| Cash payments and other usage | (654) | — | (654) |
| Balance at December 31, 2005 | $ — | $ — | $ — |

**7. Investments:**

The Company has investments in debt securities and also has strategic investments in private companies. The classification of these investments are as follows (in thousands):

| | Cost Basis | Unrealized Gains | Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **Balances at December 31, 2005:** | | | | |
| **Investments—Short-term:** | | | | |
| U.S. government securities | $ 14,361 | $ 3 | $ (74) | $ 14,290 |
| State and local governments | 18,775 | — | — | 18,775 |
| Corporate debt securities | 55,226 | 312 | (412) | 55,126 |
| Total investments – short-term | $ 88,362 | $315 | $ (486) | $ 88,191 |
| **Investments—Long-term:** | | | | |
| U.S. government securities | $115,944 | $ 9 | $ (950) | $115,003 |
| State and local governments | 1,000 | — | (5) | 995 |
| Corporate debt securities | 67,585 | — | (641) | 66,944 |
| Total investments – long-term | $184,529 | $ 9 | $(1,596) | $182,942 |
| **Investments – privately—held companies** | $ 5,900 | $— | $ — | $ 5,900 |
| **Balances at December 31, 2004:** | | | | |
| **Investments—Short-term:** | | | | |
| U.S. government securities | $ 13,826 | $— | $ (81) | $ 13,745 |
| State and local governments | 57,925 | — | — | 57,925 |
| Corporate debt securities | 46,339 | — | — | 46,339 |
| Total investments – short-term | $118,090 | $— | $ (81) | $118,009 |
| **Investments—Long-term:** | | | | |
| U.S. government securities | $150,797 | $ 4 | $(1,285) | $149,516 |
| State and local governments | 1,000 | — | (14) | 986 |
| Corporate debt securities | 171,470 | — | (1,065) | 170,405 |
| Total investments – long-term | $323,267 | $ 4 | $(2,364) | $320,907 |
| **Investments – privately – held companies** | $ 7,372 | $— | $ — | $ 7,372 |

The following table summarizes the fair value and gross unrealized losses of our short and long-term investments with unrealized losses (in thousands), aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005 and 2004:

| | Less than 12 Months | | 12 Months or Greater | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| **December 31, 2005:** | | | | | | |
| U.S. government securities | $ 39,411 | $ (391) | $ 79,910 | $ (633) | $119,321 | $(1,024) |
| State and local governments | — | — | 995 | (5) | 995 | (5) |
| Corporate debt securities | 41,431 | (683) | 40,088 | (370) | 81,519 | (1,053) |
| Total Investments | $ 80,842 | $(1,074) | $120,993 | $(1,008) | $201,835 | $(2,082) |

| | Less than 12 Months | | 12 Months or Greater | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| **December 31, 2004:** | | | | | | |
| U.S. government securities | $159,333 | $(1,366) | $ — | $ — | $159,333 | $(1,366) |
| State and local governments | 987 | (14) | — | — | 987 | (14) |
| Corporate debt securities | 139,482 | (902) | 30,914 | (163) | 170,396 | (1,065) |
| Total Investments | $299,802 | $(2,282) | $ 30,914 | $ (163) | $330,716 | $(2,445) |

*Debt Securities*

The Company's short-term and long-term investments are comprised of U.S., state and municipal government obligations and foreign and domestic public corporate debt securities. Investments, other than auction rate securities, are classified as short-term or long-term based on their original or remaining maturities and whether the securities represent the investment of funds available for current operations. Nearly all investments are held in the Company's name at a limited number of major financial institutions. At December 31, 2005 and 2004, all of the Company's investments were classified as available-for-sale and are carried at fair value based on quoted market prices at the end of the reporting period. Unrealized gains and losses are recorded as a separate component of cumulative other comprehensive income in stockholder's equity. If these investments are sold at a loss or are considered to have other than temporarily declined in value, a charge to operations is recorded. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in interest income, net. During 2005, the Company recorded gross realized gains of $1.1 million and gross realized losses of $0.5 million, on the disposal of investments. During 2003 and 2004, the Company recorded gross realized gains and gross realized losses of less than $0.1 million on the disposal of investments. The unrealized loss balances in government obligations and public corporate debt securities as of December 31, 2005 were primarily caused by interest rate increases. Because the Company has the ability and intent to hold these debt securities until a recovery of fair value, which may be at maturity, it does not consider these debt securities to be other-than-temporarily impaired at December 31, 2005.

The Company's investment policy limits the concentration of its investments in debt securities to an unlimited amount of U.S. Government and U.S. Government Agencies, a maximum of 4% in a single issuer for all other corporate debt securities and a maximum of 10% in any single money market fund. The policy also limits the percent of our portfolio held in these instruments to a minimum of 20% in U.S. Government and U.S. Government Agencies and no more than 25% to 75% of other corporate debt instruments depending on the debt classification. All of the Company's debt securities must be rated by both Standard and Poor's and Moody's and must have a high quality credit rating. Because of the nature of the Company's investment policy, the Company does not monitor industry classification of the investments other than commercial bank issues. The Company is in compliance with its investment policy at December 31, 2005.

*Private Company Investments*

For strategic reasons the Company has made various investments in private companies. The private company investments are carried at cost and written down to fair market value when indications exist that these investments have other than temporarily declined in value. The Company reviews these investments for impairment when events or changes in circumstances indicate that impairment may exist and makes appropriate reductions in carrying value, if necessary. The Company evaluates a number of factors, including price per share of any recent financing, expected timing of additional financing, liquidation preferences, historical and forecast earnings and cash flows, cash burn rate, and technological feasibility of the investee company's products to assess whether or not the investment is impaired. At December 31, 2005 and 2004, these investments had a carrying value of $5.9 million and $7.4 million, respectively and are recorded in "Other assets" in our Consolidated Balance Sheets. During 2005 and 2004 the Company made investments in two privately held companies totaling $0.5 million and $6.5 million, respectively. In the year ended December 31, 2005, a privately held company in which the Company held an investment with a carrying value of $0.4 million was sold, resulting in a gain of $4.5 million which is recorded in the Consolidated Statements of Operations in "Gain (loss) on strategic investments". During 2005 and 2003, the Company determined that the value of its investment in private companies was impaired and reduced the carrying amount by $1.6 million and $0.5 million, respectively, which is recorded in the Consolidated Statements of Operations in "Gain (loss) on strategic investments". The Company determined that there was no impairment in 2004.

## 8. Inventories:

Inventories are valued at the lower of cost or market with cost computed on a first-in, first-out ("FIFO") basis. Consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value. Inventories consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2005 | 2004 |
| Raw materials | $ 2,741 | $ 2,364 |
| Work in Process | 386 | 836 |
| Finished goods | 42,655 | 24,604 |
| | $45,782 | $27,804 |

## 9. Property and equipment, net:

Property and equipment, net, consist of the following (in thousands):

| | Estimated useful Life | December 31, 2005 | December 31, 2004 |
|---|---|---|---|
| Computer equipment and software | 3 to 5 years | $ 77,309 | $ 69,870 |
| Equipment, furniture and fixtures | 3 years | 24,269 | 22,502 |
| Tooling equipment | 3 years | 11,667 | 10,764 |
| Leasehold improvements | 3 to 13 years | 10,308 | 9,926 |
| | | 123,553 | 113,062 |
| Less: accumulated depreciation and amortization | | (88,260) | (75,518) |
| | | $ 35,293 | $ 37,544 |

## 10. Other Accrued Liabilities:

Other accrued liabilities consist of the following (in thousands):

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| Accrued expenses | $ 7,268 | $ 6,814 |
| Accrued Co-Op expenses | 5,146 | — |
| Acquisition related reserves | 1,894 | 5,652 |
| Warranty obligations | 8,053 | 8,823 |
| Sales tax payable | 3,862 | 3,412 |
| Employee stock purchase plan withholding | 2,666 | 2,595 |
| Other accrued liabilities | 3,943 | 2,769 |
| | $32,832 | $30,065 |

## 11. Business Risks and Credit Concentration:

The Company sells products and services which serve the communications equipment market. Substantially all of the Company's revenues are derived from sales of video, voice and network systems products and their related services. Any factor adversely affecting demand or supply for these products or services could materially adversely affect the Company's business and financial performance.

The Company subcontracts the manufacture of its voice and video product lines to Celestica, a third-party contract manufacturer. The Company uses Celestica's facilities in Thailand, China and Singapore, and should there be any disruption in services due to natural disaster, terrorist acts, quarantines or other disruptions associated with infectious diseases, or other similar events, or economic or political difficulties in any of these countries or Asia or any other reason, such disruption would harm its business and results of operations. Also, Celestica's facilities are currently the primary source manufacturer of these products, and if Celestica experiences an interruption in operations or otherwise suffers from capacity constraints, the Company would experience a delay in shipping these products which would have an immediate negative impact on its revenues. As a result, the Company may not be able to meet demand for its products, which could negatively affect revenues in the quarter of the disruption and harm its reputation. In addition, operating in the international environment exposes the Company to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations and potentially adverse tax consequences, all of which could harm its business and results of operations.

The technology used to develop the Company's current network systems products was developed in part with grants from the Israeli Office of the Chief Scientist. Under Israeli law, technology developed pursuant to grants from the Office of the Chief Scientist cannot be transferred to any person without the prior written consent of the Office of the Chief Scientist. The grants also contain restrictions on the ability to manufacture products developed with these grants outside of Israel. Approval to manufacture such products outside of Israel, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist of between 120% to 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. These restrictions on the ability to transfer certain of the Company's technology to third parties or manufacture products outside Israel may adversely affect the Company's operating results and the development of additional network systems products and significantly reduce the value of the technology. The Company is in the process of developing and implementing a disaster recovery plan that could provide for manufacturing to be performed outside of Israel on a limited basis today, and a more extended basis in the event of a disaster. Today, the Company is performing final test and assembly on a limited basis in Atlanta, Georgia. The implementation of such a disaster recovery plan could subject the Company to additional payments to the Office of the Chief Scientist, which could adversely affect the Company's operating results.

The Company's cash, cash equivalents and investments are maintained with a limited number of investment management companies and commercial banks and their international affiliates, and are invested in the form of demand deposit accounts, money market accounts, corporate debt securities and government securities. Deposits in these institutions may exceed the amount of insurance provided on such deposits.

The Company markets its products to distributors and end-users throughout the world. Management performs ongoing credit evaluations of the Company's customers and maintains an allowance for potential credit losses. The expansion of Polycom's product offerings may increase the Company's credit risk as customers place larger orders for initial stocking orders. There can be no assurance that the Company's credit loss experience will remain at or near historic levels. At December 31, 2005 and 2004, no single customer accounted for more than 10% of gross accounts receivable.

The Company has purchased licenses for technology incorporated in its products. The value of these long-term assets is monitored for any impairment and if it is determined that a write-down is necessary, this charge could have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows.

**12. Commitments and Contingencies:**

**Litigation:**

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. The Company expects that the number and significance of these matters will increase as business expands. In particular, the Company expects to face an increasing number of patent and other intellectual property claims as the number of products and competitors in Polycom's industry grows and the functionality of video, voice, data and web conferencing products overlap. Any claims or proceedings against the Company, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require the Company to enter into royalty or licensing agreements which, if required, may not be available on terms favorable to the Company or at all. Based on currently available information, management does not believe that the ultimate outcomes of these unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Company's financial position, liquidity or results of operations. However, litigation is subject to inherent uncertainties, and the Company's view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company's financial position, liquidity and results of operations for the period in which the unfavorable outcome occurs or becomes probable, and potentially in future periods.

**Standby Letters of Credit:**

The Company has several standby letters of credit totaling approximately $1.3 million which were issued to guarantee certain of the Company's office lease obligations and other contractual obligations.

**License Agreements:**

The Company enters into various license agreements in the normal course of business and the cost of these agreements are amortized over the expected life of the respective agreements. The cost of these agreements and the amounts amortized in the years presented, both combined and individually, are not significant.

**Contingent Consideration from Acquisitions:**

See Note 3 of Notes to Consolidated Financial Statements regarding contingent consideration from acquisitions.

**Leases:**

The Company leases certain office facilities and equipment under noncancelable operating leases expiring between 2006 and 2018. As of December 31, 2005, the following future minimum lease payments, net of estimated sublease income are due under our current lease obligations. For example, the Company has an approximately 152,000 square foot building which is fully subleased to a third party for which the sublease runs concurrent with its lease obligation. As a result, the Company is not currently showing a lease obligation related to this facility. If this sublease were to be terminated, or if the tenant defaulted on payment, the Company would incur additional lease payments that would negatively impact its operating results and overall cash flows. In addition to these minimum lease payments, the Company is contractually obligated under the majority of its operating leases to pay certain operating expenses during the term of the lease such as maintenance, taxes and insurance. This table excludes leases expiring or subject to cancellation within twelve months subsequent to December 31, 2005 (in thousands):

| | Gross Minimum Lease Payments | Estimated Sublease Receipts | Net Minimum Lease Payments |
|---|---|---|---|
| **Year ending December 31,** | | | |
| 2006 | $13,732 | $(1,054) | $12,678 |
| 2007 | 9,516 | (403) | 9,113 |
| 2008 | 6,069 | — | 6,069 |
| 2009 | 5,558 | — | 5,558 |
| 2010 | 5,404 | — | 5,404 |
| Thereafter | 10,626 | — | 10,626 |
| Total payments | $50,905 | $(1,457) | $49,448 |

The Company is currently headquartered in an approximately 50,000 square foot facility in Pleasanton, California pursuant to a lease which expires in May 2012. This facility accommodates executive and administrative operations. The Company's facility in Milpitas, California houses research and development, manufacturing, marketing, sales and customer support operations primarily for our voice business. This facility is approximately 102,000 square feet and is leased through January 2007.

The majority of the Company's video and service operations are located in approximately 107,000 square feet in Andover, Massachusetts pursuant to a lease that expires in August 2014 and approximately 62,000 square feet in Austin, Texas pursuant to a lease that expires in November 2011. The network systems operations occupy approximately 47,000 square feet in Petach Tikva, Israel and 32,000 square feet in Atlanta, Georgia, which is also shared with our installed voice business. The Company's audio network systems operations are located in an approximately 84,000 square foot leased facility located in Westminster, Colorado. In addition, the Company leases space in Vancouver, Canada for the VoIP development operation and in Burlington, Massachusetts for our advanced voice development operations. See Note 5 for discussion on a lease amendment signed in December 2003 and the termination and payment agreements signed in June 2004 related to the Andover, Massachusetts facility.

The Company leases an approximately 55,000 square foot facility in Tracy, California which is used as the North American and Latin American distribution center. Further, the Company utilizes space at a manufacturing contractor in Thailand and the Company's European distribution contractor in the United Kingdom and Netherlands to provide Asian and European distribution and repair centers, respectively.

Included in the noncancelable operating leases are those assumed as part of the acquisition of PictureTel. The Company has identified vacated or redundant PictureTel leased facilities that the company intends to terminate or sublease and has recognized them as a liability assumed in a purchase combination. The liability is valued at the estimated net present value of the lease commitments. The estimated net present value of the cost of terminating these leases net of any estimated sublease rent is $4.1 million, of which $1.9 million is classified as a current liability and $2.2 million is classified as a long term liability on the Consolidated Balance Sheets.

Rent expense, including the effect of any future rent escalations or rent holiday periods, is recognized on a straight-line basis over the term of the lease which is deemed to commence upon the Company gaining access and control of the facility. Rent expense for the years ended December 31, 2005, 2004 and 2003 was $17.4 million, $17.8 million and $16.5 million, respectively. The short-term deferred lease obligation included in other accrued liabilities was $0.5 million as of December 31, 2005 and 2004. The long-term deferred lease obligation included in other long-term liabilities was $2.2 million and $1.9 million as of December 31, 2005 and 2004, respectively. In the event the Company does not exercise its option to extend the term of any of its leases, or if any of its leases expire, the Company will likely incur certain costs to restore the properties to conditions in place at the time of commencement of the lease. The Company is unable to estimate the fair value of these restoration costs as these costs cannot be determined until the end of the lease term and at times can be based on the landlord's discretion and subsequent negotiations between the landlord and the Company.

**13. Credit Arrangements:**

The Company has available a $25 million revolving line of credit with a bank under an agreement dated December 3, 2005. Borrowings under the line are unsecured and bear interest at the bank's prime rate (7.15% at December 31, 2005) or at the London interbank offered rate (LIBOR) plus 0.65% (approximately 5.01% to 5.14%, depending on the term of the borrowings at December 31, 2005). Borrowings under the line are subject to certain financial covenants and restrictions on liquidity, indebtedness, financial guarantees, business combinations, profitability levels, and other related items. The line of credit expires on December 3, 2007.

As of December 31, 2005, there were no balances outstanding under the line of credit; however, the Company has outstanding letters of credit which total approximately $1.3 million at December 31, 2005, of which $1.2 million is secured by this line of credit. The Company was in compliance with all applicable financial covenants and restrictions for the periods presented.

**14. Stockholders' Equity:**

**Share Repurchase Program:**

In June 2002 and August 2004, the Board of Directors approved plans to purchase up to 3.5 million shares and 10 million shares, respectively, of the Company's common stock in the open market. As of December 31, 2005, under these prior plans, the Company had purchased approximately 4.8 million shares in the open market, for cash of $81.8 million. These shares of common stock have been retired and reclassified as authorized and unissued. On August 9, 2005, the Company announced that the Board of Directors had approved a share repurchase plan, which superseded all prior share repurchase plans, under which it would purchase shares with an aggregate value of up to $250 million in the open market from time to time. During the years ended December 31, 2005, 2004 and 2003, under all plans, the Company purchased 11.4 million, 2.8 million and 0.8 million shares of our common stock in the open market for cash of $184.0 million, $52.5 million and $6.9 million, respectively. As of December 31, 2005, the Company was authorized to purchase up to an additional $119.4 million of shares in the open market under the 2005 share repurchase plan.

**Stock Option Exchange Program:**

On May 28, 2003, the Company commenced a voluntary stock option exchange program to certain eligible employees. Members of our board of directors and our executive officers were not eligible to participate in this exchange program. Under the program, eligible employees were given the option to cancel each outstanding stock option previously granted to them at an exercise price greater than or equal to $13.48 per share, in exchange for 0.8 new options to purchase shares of the Company's common stock to be granted on December 29,

2003, six months and three days from June 25, 2003, the date the old options were cancelled. The exercise price of these new options was equal to the fair market value of the Company's common stock on the date of grant. The new options have a term equal to the lesser of the remaining term of the exchanged options, or 5 ½ years. Generally, each new option has the same vesting schedule as the exchanged option it replaced, but the new option did not vest between the cancellation date of the exchanged option and the new option grant date. Beginning on the new option grant date, the options were immediately vested to the extent they were vested on the cancellation date and vesting then continues in accordance with the vesting schedule of the exchanged option, subject to continued employment on each relevant vesting date. However, employees were restricted from exercising new options for a period of six months following the new option grant date. In total, 4.1 million stock options were cancelled as a result of this program and approximately 3.3 million stock options were granted. The exchange program did not result in additional compensation charges or variable option plan accounting.

**Stock Option Plan:**

In 2001, the Board of Directors reserved 750,000 shares of common stock under the 2001 Nonstatutory Stock Option Plan "(the Nonstatutory Plan") for issuance of nonqualified stock options to employees of acquired companies and for foreign-based employees ineligible for incentive stock options. In February 2005, the Board of Directors terminated the 2001 Nonstatutory Stock Option Plan. At the date of termination, there were 573,405 options outstanding under the Nonstatutory Plan. Options canceled, forfeited, or expired from the Nonstatutory Plan will not be available for grant under any other plan.

On June 2, 2004, shareholders approved the 2004 Equity Incentive Plan ("2004 Plan") and reserved for issuance under the Plan, 12,500,000 shares, plus all remaining available options from the terminated 1996 Stock Option Plan ("1996 Plan"). To the extent any shares would have been returned to the 1996 Plan as a result of expiration, cancellation or forfeiture, those shares instead went into the reserve of shares available under the 2004 Plan. In addition, 1,354,099 shares have been added to the shares reserved under the 2004 Plan following the completion of the Voyant acquisition in January 2004 (see Note 3).

Under the terms of the 2004 Plan, options may be granted at prices not lower than fair market value at the date of grant as determined by the Board of Directors. Under the 2004 Plan and prior terminated plans, options granted expire between seven and ten years from the date of grant and generally are only exercisable upon vesting.

Options granted under the 2004 Plan and unvested shares outstanding under prior terminated plans generally vest at 25% after completing one year of service to the Company and the remaining amount equally over 36 months until fully vested after four years.

Also available for grant under the 2004 Plan are performance-based restricted shares for issuance to officers and other key employees under the Plan. As of December 31, 2005, no performance-based restricted shares have been granted.

Activity under the above plans is as follows:

| | Shares Available for Grant | Outstanding Options | |
|---|---|---|---|
| | | Number of Shares | Weighted Avg Exercise Price |
| Balances, December 31, 2002 | 2,039,665 | 15,332,898 | $21.85 |
| Options reserved | 1,900,000 | — | — |
| Options granted | (5,270,310) | 5,270,310 | $16.73 |
| Options exercised | — | (795,015) | $ 8.20 |
| Options canceled | 7,244,584 | (7,244,584) | $27.73 |
| Options expired | (2,061,786) | — | — |
| Balances, December 31, 2003 | 3,852,153 | 12,563,609 | $17.18 |
| Options reserved | 13,854,099 | — | — |
| Options granted | (5,676,379) | 5,676,379 | $19.77 |
| Options exercised | — | (2,239,081) | $12.77 |
| Options canceled | 1,155,817 | (1,155,817) | $19.78 |
| Options expired | (42,479) | — | — |
| Balances, December 31, 2004 | 13,143,211 | 14,845,090 | $18.63 |
| Options granted | (3,896,720) | 3,896,720 | $16.68 |
| Options exercised | — | (606,538) | $16.86 |
| Options canceled | 2,360,049 | (2,360,049) | $21.75 |
| Options expired | (667,915) | — | — |
| Balances, December 31, 2005 | 10,938,625 | 15,775,223 | $18.05 |

As of December 31, 2005, 2004 and 2003, 9,001,494, 7,228,429 and 4,692,969 outstanding options were exercisable at an aggregate average exercise price of $18.76, $19.23 and $17.18, respectively.

The options outstanding and currently exercisable by exercise price at December 31, 2005 are as follows:

| | Options Outstanding | | | Options Currently Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Number Outstanding | Weighted Average Remaining Contractual Life (Yrs) | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $0.042-$10.10 | 1,989,903 | 3.59 | $ 9.00 | 1,546,765 | $ 8.75 |
| $10.21-$16.70 | 1,705,892 | 5.15 | $14.68 | 732,994 | $13.53 |
| $16.80-$16.80 | 2,705,150 | 6.59 | $16.80 | — | $ — |
| $16.86-$17.47 | 804,894 | 4.65 | $17.28 | 598,854 | $17.37 |
| $17.55-$17.75 | 1,873,660 | 5.72 | $17.75 | 626,658 | $17.75 |
| $18.13-$18.55 | 181,670 | 5.64 | $18.43 | 44,727 | $18.33 |
| $18.59-$19.32 | 2,250,293 | 3.30 | $19.31 | 2,095,486 | $19.31 |
| $19.50-$22.30 | 2,261,533 | 4.64 | $21.25 | 1,492,281 | $21.17 |
| $22.37-$32.01 | 1,605,745 | 3.13 | $24.16 | 1,468,163 | $24.25 |
| $32.40-$50.13 | 396,483 | 4.35 | $39.06 | 395,566 | $39.08 |
| | 15,775,223 | 4.69 | $18.05 | 9,001,494 | $18.76 |

The weighted average fair value of options granted pursuant to the Plans were $6.93, $9.66 and $6.95 in 2005, 2004 and 2003, respectively. The fair value of each option grant is estimated on the date of grant using the multiple option approach and the Black-Scholes option pricing model with the following weighted average assumptions:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Risk-free interest rate | 4.17% | 2.55% | 2.37% |
| Expected life (yrs) | 3.45 | 3.25 | 3.24 |
| Expected dividends | — | — | — |
| Expected volatility | 52% | 71% | 82% |

The Company has also estimated the fair value of purchase rights issued under the Employee Stock Purchase Plan. Rights under this plan were also valued using the Black-Scholes option-pricing model. Purchase periods occur twice yearly and each contains four options which range from 2 years to 6 months.

The weighted average fair value of purchase rights granted pursuant to the Employee Stock Purchase Plan in 2005, 2004 and 2003 was $6.74, $10.04 and $17.25, respectively. The fair value of each purchase right is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Risk-free interest rate | 2.47% | 1.52% | 1.54% |
| Expected life (yrs) | 0.87 | 1.28 | 1.53 |
| Expected dividends | — | — | — |
| Expected volatility | 43% | 54% | 71% |

**Unearned Stock-based Compensation:**

In connection with the acquisitions of Circa and ASPI, the Company recorded unearned stock-based compensation costs for unvested stock options assumed by the Company totaling $1.5 million which was recognized over the vesting period of the options. In connection with certain stock option grants during 1999, the Company recorded unearned stock-based compensation cost totaling $2.4 million which was recognized over the vesting period of the related options of three years. Amortization expense associated with unearned stock compensation totaled less than $0.1 million, $0.2 million and $0.3 million in 2005, 2004 and 2003, respectively. All amortization of the unearned stock based compensation was complete by March 31, 2005.

**Preferred Share Rights Purchase Plan:**

In July 1998, the Board of Directors approved a Preferred Shares Rights Agreement, which the Board amended in March 2001 (the "Rights Agreement"). The Rights Agreement is intended to protect stockholders' rights in the event of an unsolicited takeover attempt. It will not interfere with a transaction approved by the Board of Directors. Upon becoming exercisable, each right entitles stockholders to buy 1/1000 of a share of Series A Preferred Stock of the Company at an exercise price of $400.00, subject to adjustment. The rights will be exercisable only if a person or a group (an "Acquiring Person") acquires or announces a tender or exchange offer to acquire 20% or more of the Company's common stock.

In the event that an Acquiring Person acquires 20% or more of the Company's Common Stock (a "Triggering Event"), subject to certain exceptions, each right not held by the Acquiring Person will entitle the holder to purchase for the exercise price that number of shares of Common Stock having a then current market value equal to two times the exercise price. In addition, in the event that, following a Triggering Event, the Company is acquired in a merger or sells 50% or more of its assets, each right not held by an Acquiring Person will entitle the holder to purchase for the exercise price that number of shares of common stock of the acquiring company having a then current market value equal to two times the exercise price. The rights are redeemable, at the Company's option, at a price of $0.0025 per right. The Company may also exchange the rights, in whole or in part, for shares of Common Stock under certain circumstances. The rights will expire on the earlier of July 15, 2008, the date of their redemption or exchange, or consummation of a merger, consolidation or asset sale resulting in expiration of the rights.

## 15. Employee Benefits Plans:

### 401(k) Plans:

The Company has a 401(k) Plan (the Polycom 401(k) Plan), which covers the majority of employees in the United States. Each eligible employee may elect to contribute to the Polycom 401(k) Plan, through payroll deductions, the lesser of 60% of their eligible compensation or $14,000, subject to current statutory limitations. The Company does not offer its own stock as an investment option in the Polycom 401(k) Plan. The Company, at the discretion of the Board of Directors, may make matching contributions to the Polycom 401(k) Plan. The Company matches in cash 50% of the first 6% of compensation employees contribute to the Polycom 401(k) Plan, up to a certain maximum per participating employee per year. For fiscal years 2005, 2004 and 2003, the maximum Company cash match has been $1,500 per participating employee per year.

The Company's contributions to the Polycom 401(k) Plan totaled approximately $1.1 million, $1.1 million and $0.9 million in 2005, 2004 and 2003, respectively.

### Employee Stock Purchase Plan:

Under the Employee Stock Purchase Plan, the Company can grant stock purchase rights to all eligible employees during 6 month offering periods with purchase dates at the end of each offering period (each January and July). The Company has reserved 7,500,000 shares of common stock for issuance under the plan. Shares are purchased through employees' payroll deductions, up to a maximum of 20% of employees' compensation, at purchase prices equal to 85% of the lesser of the fair market value of the Company's common stock at either the date of the employee's entrance to the offering period or the purchase date. No participant may purchase more than 5,000 shares per Offering or $25,000 worth of common stock in any one calendar year. During 2005, 2004, and 2003, 412,509, 291,040, and 271,524 shares were purchased at average per share prices of $14.39, $17.91 and $10.62, respectively. At December 31, 2005 there were 5,228,013 shares available to be issued under this plan.

### Other Benefit Plans:

Under Israeli labor laws and agreements the Company is required to pay severance pay upon dismissal of an employee of the Company's Israeli subsidiaries or upon termination of employment in specified circumstances. The Company's severance pay for its employees in Israel, based upon length of service and the latest monthly salary (one month's salary for each year worked), is mainly covered by purchased managerial insurance policies. The value of these policies is recorded as an asset in the Consolidated Balance Sheets. The net amount of severance pay charged against income totaled approximately $1.1 million, $1.2 million and $1.0 million in 2005, 2004 and 2003, respectively. At December 31, 2005 and 2004 severance pay funded included in other assets was approximately $3.5 million and $3.1 million, respectively, and accrued severance pay included in "Other long-term liabilities" was approximately $5.7 million and $5.1 million, respectively.

The Company is also contributing funds on behalf of its Israeli employees to an individual insurance policy. This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5.0% of the employee's base salary subject to social contributions, and the employer contributes between 5.0% and 7.5% of the employee's base salary subject to social contributions. All of the Company's full-time Israeli employees participate in this benefit package. The net amount of insurance expense charged against income totaled approximately $0.6 million, $0.5 million and $0.4 million in 2005, 2004 and 2003, respectively. The Company also provides some employees with an education fund, to which each participating employee contributes an amount equal to 2.5% of the employee's base salary subject to social contributions up to the statutory cap, and the employer contributes an amount equal to 7.5% of the employee's base salary subject to social contributions up to the statutory cap. Education fund expenses charged against income totaled approximately $0.6 million, $0.5 million and $0.5 million in 2005, 2004 and 2003, respectively.

**16. Income Taxes:**

Income tax expense consists of the following (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| **Current** | | | |
| U. S. Federal | $17,491 | $ 2,812 | $3,807 |
| Foreign | 4,066 | 4,491 | 3,981 |
| State and local | 3,574 | 1,001 | 835 |
| Total current | 25,131 | 8,304 | 8,623 |
| **Deferred** | | | |
| U. S. Federal | 11,024 | 7,230 | 225 |
| Foreign | (1,128) | (1,097) | (51) |
| State and local | (85) | 339 | 78 |
| Total deferred | 9,811 | 6,472 | 252 |
| Income tax expense | $34,942 | $14,776 | $8,875 |
| Discontinued operations and sale thereof | $ 220 | $ 444 | $ (83) |
| Continuing operations | 34,722 | 14,332 | 8,958 |
| Income tax expense | $34,942 | $14,776 | $8,875 |

The sources of income (loss) before the provision for income taxes are as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| United States | $59,584 | $16,354 | $ (209) |
| Foreign | 38,103 | 33,771 | 31,907 |
| Income before provision for income taxes | $97,687 | $50,125 | $31,698 |

The Company's tax provision differs from the provision computed using statutory tax rates as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Federal tax at statutory rate | $34,190 | $17,544 | $11,094 |
| State taxes, net of federal benefit | 2,051 | 1,008 | 539 |
| In-process research and development | — | 1,320 | — |
| Foreign income at tax rates different than U.S. rates | (8,247) | (4,545) | (2,293) |
| Research and development tax credit | (818) | (824) | (586) |
| Dividend repatriation | 7,505 | — | — |
| Other | 261 | 273 | 121 |
| Tax provision | $34,942 | $14,776 | $ 8,875 |

The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) are presented below (in thousands):

| | 2005 | 2004 |
|---|---|---|
| Property and equipment, net, principally due to differences in depreciation | $ 1,819 | $ 2,671 |
| Capitalized research and development costs | 5,554 | 5,691 |
| Inventory | 2,790 | 3,922 |
| Restructuring reserves | 679 | 2,334 |
| Other reserves | 15,923 | 15,076 |
| Net operating and capital loss carryforwards | 10,853 | 31,578 |
| Tax credit carryforwards | 13,278 | 12,728 |
| Investments | 1,698 | 2,363 |
| Deferred tax asset | 52,594 | 76,363 |
| Acquired intangibles | (4,117) | (6,424) |
| Net deferred tax asset | $48,477 | $69,939 |

As of December 31, 2005, the Company has tax net operating loss carryforwards, tax credit carryovers, and capital loss carryovers of approximately $24.8 million, $13.3 million, and $5.4 million, respectively. These net operating loss carryforwards, tax credit carryforwards, and capital loss carryovers begin to expire in 2013, 2007, and 2006, respectively. A portion of the future utilization of the Company's carryforwards are subject to certain limitations due to a change in ownership that occurred in 1998, 2001 and 2004. Deferred tax assets of approximately $21.9 million as of December 31, 2005 pertain to certain net operating loss carryforwards and credit carryforwards resulting from the exercise of employee stock options.

The Company provides for U.S. income taxes on the earnings of foreign subsidiaries unless they are considered permanently invested outside of the U.S. At December 31, 2005, the cumulative amount of earnings upon which U.S. income tax has not been provided is approximately $5.5 million. It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.

On October 22, 2004, the American Jobs Creation Act (the "Act") was signed into law. The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing a dividends received deduction of 85% for certain dividends, as defined in the Act. During the fourth quarter of 2005, the Company distributed $137.5 million in cash from a foreign subsidiary and provided associated income tax expense of $7.5 million.

Tax benefits of $1.4 million in 2005 and $6.5 million in 2004 associated with the exercise of employee stock plans was allocated to stockholders equity.

The Company has been granted a beneficial tax status by the Israeli tax authorities for income earned in Israel. Under the terms, the company is eligible for significant tax rate reductions for several years following the first year in which the Company has Israeli taxable income after consideration of tax losses carried forward. The Company to date has realized tax savings of approximately $16.1 million. The reduced tax rates, as well as other tax benefits, are conditional upon the Company fulfilling the terms stipulated under the Israeli law for the Encouragement of Capital Investments of 1959. Failure to comply with these conditions may result in cancellation of the benefits in whole or in part.

**17. Business Segment Information:**

Polycom is a leading global provider of a line of high-quality, easy-to-use communications equipment that enables businesses, telecommunications service providers, and governmental and educational institutions to more effectively conduct video, voice, data and web communications. The Company's offerings are organized along four product lines: Video Communications, Voice Communications, Network Systems, and Services. For reporting purposes, the Company aggregates Video Communications and Voice Communications into one segment named Communications and reports Network Systems and Services as separate segments. The segments are determined in accordance with how management views and evaluates the Company's business and based on the aggregation criteria as outlined in SFAS 131. A description of the types of products and services provided by each reportable segment is as follows:

***Communications Segment***

Communications products include a wide range of videoconferencing collaboration products and voice communications products.

***Network Systems segment***

Network Systems products provide a broad range of network infrastructure hardware and software to facilitate video, voice and data conferencing and collaboration to businesses, telecommunications service providers, and governmental and educational institutions.

***Services Segment***

Service is comprised of a wide range of service and support offerings to resellers and directly to some end-user customers. The Company's service offerings include: maintenance programs; integration services consisting of consulting, education, design and project management services; consulting services consisting of planning and needs analysis for end-users; design services, such as room design and custom solutions; and project management, installation and training.

*Segment Revenue and Profit*

The accounting policies used to derive reportable segments are the same as those described in Note 1 to the Consolidated Financial Statements. A significant portion of each segment's expenses arise from shared services and infrastructure that Polycom has historically allocated to the segments in order to realize economies of scale and to use resources efficiently. These expenses include information technology services, facilities and other infrastructure costs.

*Segment Data*

The results of the reportable segments are derived directly from Polycom's management reporting system. The results are based on Polycom's method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Management measures the performance of each segment based on several metrics, including contribution margin.

Asset data, with the exception of inventory, is not reviewed by management at the segment level. All of the products and services within the respective segments are generally considered similar in nature, and therefore a separate disclosure of similar classes of products and services below the segment level is not presented.

Financial information for each reportable segment is as follows as of and for the fiscal years ended December 31, 2005, 2004 and 2003 (in thousands):

| | Communications | Network Systems | Services | Total |
|---|---|---|---|---|
| 2005: | | | | |
| Revenue | $417,259 | $ 94,203 | $69,197 | $580,659 |
| Contribution margin | 201,585 | 31,391 | 23,872 | 256,848 |
| Inventory | 35,199 | 5,560 | 5,023 | 45,782 |
| 2004: | | | | |
| Revenue | $374,589 | $108,946 | $56,717 | $540,252 |
| Contribution margin | 179,408 | 42,550 | 15,061 | 237,019 |
| Inventory | 16,777 | 4,921 | 6,106 | 27,804 |
| 2003: | | | | |
| Revenue | $314,003 | $ 67,436 | $38,984 | $420,423 |
| Contribution margin | 137,505 | 27,183 | 7,539 | 172,227 |
| Inventory | 15,870 | 2,053 | 6,922 | 24,845 |

Segment contribution margin includes all product line segment revenues less the related cost of sales, direct marketing and direct engineering expenses. Management allocates corporate manufacturing costs and some infrastructure costs such as facilities and IT costs in determining segment contribution margin. Contribution margin is used, in part, to evaluate the performance of, and allocate resources to, each of the segments. Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include sales costs, marketing costs other than direct marketing, general and administrative costs, such as legal and accounting, acquisition-related costs, amortization and impairment of purchased intangible assets, purchased in-process research and development costs, litigation reserves and payments, restructuring costs, interest income, net, gain (loss) on strategic investments, other expense, net, and provision for income taxes.

The reconciliation of segment information to Polycom consolidated totals is as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Segment contribution margin | $ 256,848 | $ 237,019 | $ 172,227 |
| Corporate and unallocated costs | (165,535) | (145,195) | (123,237) |
| Acquisition related-costs | (351) | (1,394) | (386) |
| Purchased in-process research and development charges | (300) | (4,600) | — |
| Amortization and impairment of purchased intangibles | (8,790) | (20,521) | (17,591) |
| Restructure costs | (633) | (1,387) | (5,029) |
| Litigation reserves and payments | 93 | (20,951) | — |
| Interest income, net | 12,848 | 7,279 | 8,451 |
| Gain / (loss) on strategic investments | 2,908 | (12) | (737) |
| Other expense, net | (5) | (1,330) | (1,774) |
| Provision for income taxes | (34,722) | (14,332) | (8,958) |
| Total income from continuing operations | $ 62,361 | $ 34,576 | $ 22,966 |

The Company's revenues are substantially denominated in U.S. dollars and are summarized geographically as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| United States | $324,701 | $300,776 | $225,175 |
| Canada | 16,290 | 11,039 | 3,265 |
| Total North America | 340,991 | 311,815 | 228,440 |
| Europe, Middle East and Africa | 121,060 | 108,637 | 84,405 |
| Asia | 103,431 | 108,056 | 98,389 |
| Caribbean and Latin America | 15,177 | 11,744 | 9,189 |
| Total International | 239,668 | 228,437 | 191,983 |
| Total revenue | $580,659 | $540,252 | $420,423 |

No individual country outside the United States accounted for more than 10% of the Company's revenues in 2005, 2004 or 2003.

The percentage of total revenues for the Communications, Network Systems and Services Segments were as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Communications | 72% | 69% | 75% |
| Network Systems | 16% | 20% | 16% |
| Services | 12% | 11% | 9% |
| Total revenue | 100% | 100% | 100% |

No one customer accounted for more than 10% of the Company's revenues in 2005, 2004 or 2003.

The Company's fixed assets, net of accumulated depreciation, are located in the following geographical areas (in thousands):

| | December 31, | |
|---|---|---|
| | 2005 | 2004 |
| North America | $29,155 | $32,092 |
| Israel | 2,527 | 2,441 |
| Europe, Middle East and Africa | 1,943 | 1,505 |
| Other | 1,668 | 1,506 |
| Total | $35,293 | $37,544 |

## 18. Net Income Per Share Disclosures:

A reconciliation of the numerator and denominator of basic and diluted net income per share from continuing operations is provided as follows (in thousands, except per share amounts):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Numerator—basic and diluted net income per share from continuing operations: | | | |
| Net income from continuing operations | $62,361 | $ 34,576 | $ 22,966 |
| Denominator—basic net income per share from continuing operations: | | | |
| Weighted average common stock outstanding | 95,691 | 99,334 | 99,245 |
| Shares subject to repurchase | — | — | (1) |
| Total shares used in calculation of basic net income per share from continuing operations | 95,691 | 99,334 | 99,244 |
| Basic net income per share from continuing operations | $ 0.66 | $ 0.36 | $ 0.23 |
| Denominator—diluted net income per share from continuing operations: | | | |
| Denominator—shares used in calculation of basic net income per share from continuing operations | 95,691 | 99,334 | 99,244 |
| Effect of dilutive securities: | | | |
| Common stock options | 1,323 | 2,684 | 1,507 |
| Shares subject to repurchase | — | — | 1 |
| Total shares used in calculation of diluted net income per share from continuing operations | 97,014 | 102,018 | 100,752 |
| Diluted net income per share from continuing operations | $ 0.65 | $ 0.35 | $ 0.23 |

In 2005, 2004 and 2003, 11,800,156, 3,999,591 and 7,013,990, respectively, of potentially dilutive securities such as stock options and stock subject to repurchase were excluded from the denominator in the computation of "Diluted net income per share from continuing operations" because the option exercise price was greater than the average market price of the common stock.

## POLYCOM, INC.
## SUPPLEMENTARY FINANCIAL DATA
## (Unaudited)
## (in thousands, except per share amounts)

| | 2004 | | | | 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Revenue | $119,147 | $133,827 | $140,768 | $146,510 | $137,518 | $142,685 | $144,404 | $156,052 |
| Gross profit | $ 75,020 | $ 84,590 | $ 88,667 | $ 93,264 | $ 86,511 | $ 89,033 | $ 90,007 | $ 95,591 |
| Net income | $ 3,313 | $ 12,921 | $ 10,976 | $ 8,139 | $ 16,398 | $ 19,992 | $ 17,090 | $ 9,265 |
| Basic net income per share | $ 0.03 | $ 0.13 | $ 0.11 | $ 0.08 | $ 0.17 | $ 0.21 | $ 0.18 | $ 0.10 |
| Diluted net income per share | $ 0.03 | $ 0.13 | $ 0.11 | $ 0.08 | $ 0.16 | $ 0.20 | $ 0.18 | $ 0.10 |

## FINANCIAL STATEMENT SCHEDULE—SCHEDULE II
## POLYCOM, INC.
## VALUATION AND QUALIFYING ACCOUNTS
**(in thousands)**

| | Balance at Beginning of Year | Additions | Deductions | Balance at End of Year |
|---|---|---|---|---|
| Year ended December 31, 2005 | | | | |
| Allowance for doubtful accounts | $ 2,330 | $ — | $ (122) | $ 2,208 |
| Sales returns and allowances | $15,087 | $30,688 | $(23,365) | $22,410 |
| Year ended December 31, 2004 | | | | |
| Allowance for doubtful accounts | $ 2,509 | $ 65 | $ (244) | $ 2,330 |
| Sales returns and allowances | $10,968 | $19,711 | $(15,592) | $15,087 |
| Year ended December 31, 2003 | | | | |
| Allowance for doubtful accounts | $ 4,440 | $ 521 | $ (2,452) | $ 2,509 |
| Sales returns and allowances | $11,064 | $29,141 | $(29,237) | $10,968 |

## INDEX TO EXHIBITS

| Exhibit No. | Description |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of November 21, 2003, by and among Polycom, Inc., Voyager Acquisition Corporation and Voyant Technologies, Inc. (which is incorporated herein by reference to Exhibit 21 to the Form 8-K filed by the Registrant with the Commission on January 16, 2004). |
| 3.1 | Restated Certificate of Incorporation of Polycom, Inc. (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 18, 2003). |
| 3.2 | Amended and Restated Bylaws of Polycom, Inc., as amended effective December 13, 2005 (which is incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed with the Commission on December 15, 2005). |
| 4.1 | Reference is made to Exhibits 3.1 and 3.2. |
| 4.2 | Specimen Common Stock certificate (which is incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-02296) filed with the Commission on March 12, 1996 (the "1996 S-1")). |
| 4.3 | Amended and Restated Investor Rights Agreement, dated May 17, 1995, among the Registrant and the Investors named therein (which is incorporated herein by reference to Exhibit 4.3 to the Registrant's 1996 S-1). |
| 4.4 | Preferred Shares Rights Agreement dated as of July 15, 1998 and as amended March 2, 2001, between Polycom, Inc. and Fleet Bank, N.A. F/K/A BankBoston N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights Attached thereto as Exhibits A, B and C, respectively (which is incorporated herein by reference to Exhibit 1 to the Registrant's Form 8-A/A filed with the Commission on March 2, 2001). |
| 10.1* | Form of Indemnification Agreement entered into between the Registrant and each of its directors and officers (which is incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 10, 2005). |
| 10.2*(1) | The Registrant's 1996 Stock Incentive Plan, as amended. |
| 10.3* | The Registrant's Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8, Registration No. 333-126819, filed with the Commission on July 22, 2005). |
| 10.4 | ViaVideo Communications, Inc. 1996 Stock Option/Stock Issuance Plan and related agreements (which are incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-8, Registration No. 333-45351). |
| 10.5 | Lease Agreement by and between the Registrant and Trinet Essential Facilities XXVI, dated December 1, 1999, regarding the space located at 1565 Barber Lane, Milpitas, California (which is incorporated herein by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 29, 2000). |
| 10.6 | Lease Agreement by and between the Registrant and WJT, LLC, dated February 19, 2001, regarding the space located at 4750 Willow Road, Pleasanton, California (which is incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 12, 2001). |
| 10.7* | Accord Networks Ltd. 1995 Employee Share Ownership and Option Plan and form of agreement thereunder (which are incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-57778) filed with the Commission on March 28, 2001). |

| Exhibit No. | Description |
|---|---|
| 10.8* | Accord Networks Ltd. Share Ownership and Option Plan (2000) and form of agreement thereunder (which are incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-57778) filed with the Commission on March 28, 2001). |
| 10.9* | Accord Networks Ltd. 2000 Share Option Plan and form of agreement thereunder (which are incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-57778) filed with the Commission on March 28, 2001). |
| 10.10 | Accord Networks Ltd. 2000 Non-Employee Director Stock Option Plan and form of agreement thereunder (which are incorporated herein by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-57778) filed with the Commission on March 28, 2001). |
| 10.11 | Circa Communications, Ltd Stock Option Plan and related agreements (which are incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-59820) filed with the Commission on April 30, 2001). |
| 10.12* | Form of Change of Control Severance Agreement with the Chief Executive Officer and Chief Financial Officer of the Registrant, effective as of March 28, 2001 (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 16, 2001). |
| 10.13* | Form of Change of Control Severance Agreement with management of the Registrant other than the Chief Executive Officer and Chief Financial Officer, effective as of March 28, 2001 (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 16, 2001). |
| 10.14 | Amendment No. 1 to Lease by and between the Registrant and WJT, LLC, dated October 5, 2001, regarding the space located at 4750 Willow Road, Pleasanton, California (which is incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 1, 2002). |
| 10.15 | PictureTel Corporation 1998 Acquisition Stock Option Plan and form of Non-Statutory Stock Option (which are incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-72544) filed with the Commission on October 31, 2001). |
| 10.16 | Polycom, Inc. 2001 Nonstatutory Stock Option Plan and form of agreement thereunder (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 13, 2001). |
| 10.17 | Atlanta Signal Processors, Incorporated 1997 Incentive Stock Plan and forms of Stock Option Grant, Exercise Agreement and Employee Shareholder Agreement (which are incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-76312) filed with the Commission on January 4, 2002). |
| 10.18* | Amended Summary and Rescission of Arrangement between the Registrant and Robert C. Hagerty (which is incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 18, 2003). |
| 10.19* | Form of Severance Agreement between the Registrant and Robert C. Hagerty (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 3, 2003). |
| 10.20* | Summary of Arrangement between the Registrant and its Senior Executive Officers (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 3, 2003). |
| 10.21*(1) | Polycom, Inc. 2004 Equity Incentive Plan, as amended. |

| Exhibit No. | Description |
|---|---|
| 10.22* | Form of Non-employee Director Nonqualified Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004). |
| 10.23* | Form of Non-officer Employee Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004). |
| 10.24* | Form of Officer Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004). |
| 10.25* | Performance Bonus Plan (which is incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the Commission on May 31, 2005). |
| 10.26 | Lease Termination Agreement, dated as of June 18, 2004, by and among I&G Minuteman, L.L.C., PictureTel Corporation and Polycom, Inc. (which is incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on July 30, 2004) |
| 10.27 | Settlement Agreement, made and entered into as of November 12, 2004, by and between Polycom, Inc. and Avistar Communications Corporation, together with its wholly-owned subsidiary Collaboration Properties, Inc. (which is incorporated herein by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 10, 2005). |
| 21.1(1) | Subsidiaries of the Registrant. |
| 23.1(1) | Consent of Independent Registered Public Accounting Firm. |
| 24.1(1) | Power of Attorney (included on pages 64 and 65 of this Annual Report on Form 10-K). |
| 31.1(1) | Certification of the President and Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(c) and 15d-14(a). |
| 31.2(1) | Certification of the Senior Vice President, Finance and Administration and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(c) and 15d-14(a). |
| 32.1(1) | Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

* Indicates management contract or compensatory plan or arrangement.

(1) Filed herewith.

**Exhibit 21.1**

## SUBSIDIARIES OF THE REGISTRANT

| Entity Name | Jurisdiction |
|---|---|
| 1414c Inc. | Delaware, USA |
| Accord Networks (UK) Ltd. | United Kingdom |
| Accord Networks Management, Inc. | Georgia, USA |
| Accord Networks, Inc. | Georgia, USA |
| A.S.P.I Digital, Inc. | Georgia, USA |
| Beijing Polycom Communications Products Maintenance Co., Ltd. | Beijing, China |
| Beijing Bing Fei Communications Technology Co., Ltd. | Beijing, China |
| DSTMedia Technology Co., Ltd | Beijing, China |
| Octave Communications, Inc. | Delaware, USA |
| Octave Communications Pte Ltd. | Singapore |
| PictureTel Argentina | Argentina |
| PictureTel Audio Holdings Inc. | Massachusetts, USA |
| PictureTel Australia Pty. Ltd. | Australia |
| PictureTel Company Ltd. | Japan |
| PictureTel Corporation | Delaware, USA |
| PictureTel FSC Ltd. | U.S. Virgin Islands |
| PictureTel International BV | Netherlands |
| PictureTel International Corporation | Delaware, USA |
| PictureTel Mexico SA de CV | Mexico |
| PictureTel Scandinavia AB | Sweden |
| PictureTel Securities Corporation | Massachusetts, USA |
| PictureTel Service Corporation | Delaware, USA |
| PictureTel Venezuela SA | Venezuela |
| PictureTel Videoconferencing Systems Corporation | Delaware, USA |
| Polycom Canada, Ltd. | Canada |
| Polycom (Cayman) Inc. | Cayman Islands |
| Polycom (France), S.A.R.L. | France |
| Polycom Global Limited | Thailand |
| Polycom Global Pty Ltd. | Australia |
| Polycom Global, Inc. | Barbados |
| Polycom GmbH | Germany |
| Polycom Hong Kong Limited | Hong Kong |
| Polycom Israel Ltd. | Israel |
| Polycom (Italy) S.r.l. | Italy |
| Polycom (Japan) K.K. | Japan |
| Polycom (Netherlands) B.V. | Netherlands |
| Polycom Norway AS | Norway |
| Polycom Nova Scotia Ltd. | Canada |
| Polycom Nova Scotia ULC | Canada |
| Polycom Peru SRL | Peru |
| Polycom S de RL de CV | Mexico |
| Polycom Solutions Pte Ltd. | Singapore |
| Polycom Solutions (Spain) SL | Spain |
| Polycom Telecomunicacoes do Brasil Ltda. | Brazil |
| Polycom (United Kingdom) Ltd. | United Kingdom |
| Polycom WebOffice Holding, Inc. | Delaware, USA |
| Polycom WebOffice, Inc. | Delaware, USA |
| Polycom WebOffice Israel, Ltd. | Israel |
| Polycom (Switzerland) AG | Switzerland |
| Polyspan NL Antilles N. V. | Netherlands Antilles |
| Starlight Networks Inc. | California, USA |
| Voyant Europe, Ltd. | United Kingdom |
| Voyant Technologies, Inc. | Delaware, USA |

**Exhibit 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-97821) and in the Registration Statements on Form S-8 (Nos. 333-45351, 333-43059, 333-86681, 333-93419, 333-46816, 333-57778, 333-59820, 333-61952, 333-72544, 333-73574, 333-76312, 333-89168, 333-108049, 333-112025,333-116095 and 333-126819) of Polycom, Inc. of our report dated March 8, 2006 relating to the consolidated financial statements, the financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 8, 2006

**Exhibit 31.1**

# CERTIFICATION

I, Robert C. Hagerty, certify that:

1. I have reviewed this annual report on Form 10-K of Polycom, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 10, 2006

By: /s/ ROBERT C. HAGERTY
Name: **Robert C. Hagerty**
Title: **President and Chief Executive Officer**

**Exhibit 31.2**

## CERTIFICATION

I, Michael R. Kourey, certify that:

1. I have reviewed this annual report on Form 10-K of Polycom, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   c) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   d) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 10, 2006

By: /s/ MICHAEL R. KOUREY

Name: **Michael R. Kourey**

Title: **Senior Vice President, Finance and Administration and Chief Financial Officer**

**Exhibit 32.1**

**Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

I, Robert C. Hagerty, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Polycom, Inc. on Form 10-K for the year ended December 31, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Polycom, Inc.

| | | |
|---|---|---|
| March 10, 2006 | By: | /s/ ROBERT C. HAGERTY |
| | Name: | **Robert C. Hagerty** |
| | Title: | **President and Chief Executive Officer** |

**Certification of the Senior Vice President, Finance and Administration and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

I, Michael R. Kourey, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Polycom, Inc. on Form 10-K for the year ended December 31, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Polycom, Inc.

| | | |
|---|---|---|
| March 10, 2006 | By: | /s/ MICHAEL R. KOUREY |
| | Name: | **Michael R. Kourey** |
| | Title: | **Senior Vice President, Finance and Administration and Chief Financial Officer** |

# Corporate Directory

## Board Members

**Betsy S. Atkins**(2)(3)
CEO, Baja Corporation LLC
Co-Founder, Ascend Communications

Member, Board of Directors,
Chico's FAS, Inc. , Reynolds American Inc.,
and SunPower Corporation
Advisory Board Member, British Telecom
Former Presidential Appointee,
Pension Benefit Guaranty Corp.

**John Seely Brown**(3)
Former Chief Scientist,
Xerox Corporation
Former Director,
Xerox Palo Alto Research Center

Member, Board of Directors,
Amazon.com, Inc., Corning Incorporated,
and Varian Medical Systems, Inc.

**David G. DeWalt**(2)
Executive Vice President, EMC Corporation
President, EMC Software Group

Member, Board of Directors, MatrixOne, Inc.

**Robert C. Hagerty**
Chairman of the Board, CEO, and President,
Polycom, Inc.

Member, Board of Directors,
Modulus Video, Inc. and Palm, Inc.

**Durk I. Jager**(2)(3)
Former Chairman, President, and CEO,
The Procter & Gamble Company

Member, Board of Directors,
Chiquita Brands International, Inc., and
Eastman Kodak Company
Supervisory Board Member, Royal KPN N.V.,
and Royal Wessanen nv

**John A. Kelley, Jr.**(1)(3)
President and CEO, McDATA Corporation

**Michael R. Kourey**
Senior Vice President, Finance and
Administration, and CFO, Polycom, Inc.

Member, Board of Directors, WatchGuard
Technologies, Inc.

**Stanley J. Meresman**(1)
Former General Partner and COO,
Technology Crossover Ventures
Former CFO, Silicon Graphics, Inc.

**William A. Owens**(1)(4)
Former CEO and Vice Chairman,
Nortel Networks

Member, Board of Directors,
DaimlerChrysler AG

**Kevin T. Parker**(1)
President and CEO, Deltek Systems, Inc.

Member, Board of Trustees,
Clarkson University

**Thomas G. Stemberg**(2)
Venture Partner, Highland Capital Partners
Founder and Chairman Emeritus of the
Board, Staples, Inc.

Member, Board of Directors, CarMax, Inc.,
The Nasdaq Stock Market, Inc., and
PETsMART, Inc.

## Executive Officers

**Robert C. Hagerty**
Chairman of the Board, Chief Executive
Officer, and President

**Michael R. Kourey**
Senior Vice President, Finance and
Administration, Chief Financial Officer,
and Director

**Sunil K. Bhalla**
Senior Vice President and General Manager,
Voice Communications

**Sayed M. Darwish**
General Counsel, Vice President
and Secretary

**Laura J. Durr**
Vice President, Worldwide Controller

**James E. Ellett**
Senior Vice President and General Manager,
Video Communications

**Kim Niederman**
Senior Vice President, Worldwide Sales

**Joseph A. Sigrist**
Senior Vice President and General Manager,
Network Systems

## Non-Executive Officers

**Geno J. Alissi**
Vice President and General Manager,
Polycom Global Services

**Christine L. Cavallo**
Assistant Secretary

**Kathleen M. Crusco**
Vice President, Worldwide Finance

**Donald J. Floyd**
Vice President, Corporate Governance
and Internal Audit

**Steven C. Huey**
Senior Vice President and Chief
Marketing Officer

**Philip B. Keenan**
Senior Vice President, Strategy

**Hans H. Schwarz**
Senior Vice President, Technology and
Chief Technology Officer

**Robert B. Steele**
Vice President, Manufacturing

**David A. Winters**
Treasurer

**Gary M. Zieses**
Vice President, Human Resources

## Corporate and Investor Information

Polycom, Inc.'s Annual Report on Form
10-K, filed with the Securities and Exchange
Commission, will be sent without charge
upon written request.

Please write:
Investor Relations
Polycom, Inc.
4750 Willow Road
Pleasanton, CA 94588
U.S.A.
Tel: 925.924.5907
E-mail: investor@polycom.com
www.polycom.com

**Stock Market Information**
Polycom, Inc. stock is quoted daily on
The NASDAQ Stock Market under the
symbol PLCM.

**Transfer Agent and Registrar**
Computershare
P.O. Box 43023
Providence, RI 02940-3023
Shareholder Inquiries 781.575.2879
www.computershare.com\equiserve

**Outside Legal Counsel**
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050
Tel: 650.493.9300

**Independent Registered Public Accounting Firm**
PricewaterhouseCoopers LLP
Ten Almaden Blvd. Suite 1600
San Jose, CA 95113
Tel: 408.817.3700

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee
(4) Lead Independent Director

**Worldwide Headquarters**
Polycom, Inc.
750 Willow Road
Pleasanton, CA 94588
Tel: 1.925.924.6000 or
1.800.POLYCOM
Fax: 1.925.924.6100

**In Region Offices:**
Andover, MA
Atlanta, GA
Austin, TX
Herndon, VA
Irvine, CA
Milpitas, CA
New York City, NY
Rosemont, IL
Vancouver, BC, Canada
Westminster, CO

**Headquarters**
Polycom, Inc.
Buenos Aires
Maipu 718, Cerrito Bernal
Buenos Aires, Argentina
Bernal, 1876
Tel: +54.11.4259.8103
Fax: +54.11.4364.0000

**In Region Offices:**
Cuajimalpa, Mexico
Lima, Perú
Santiago, Chile
São Paulo, Brazil

**Headquarters**
Polycom (United
Kingdom) Ltd.
270 Bath Road
Slough
Berkshire SL1 4DX
United Kingdom
Tel: +44.1753.723.000
Fax: +44.1753.723.010

**In Region Offices:**
Amsterdam, Netherlands
Hallbergmoos, Germany
Jessheim, Norway
Madrid, Spain
Milan, Italy
Paris, France
Petach-Tikva, Israel
Zurich, Switzerland

**Headquarters**
Polycom Hong Kong Ltd.
1101 Mass Mutual Tower
38 Gloucester Road
Wanchai, Hong Kong,
S.A.R.
Tel: +852.2861.3113
Fax: +852.2866.8028

**In Region Offices:**
Beijing, China
Chonburi, Thailand
New Delhi, India
North Sydney, Australia
Seoul, Korea
Shanghai, China
Shenzhen, China
Singapore
Tokyo, Japan


For more information on Polycom locations, visit www.polycom.com.

POLYCOM



Except for the historical information contained herein, the matters discussed in this Annual Report include forward looking statements that involve known and unknown risks and uncertainties, including statements regarding Polycom's future growth and financial prospects, the transition to Voice and Video over IP as a leading driver for Polycom, Polycom's partnering strategy and the future execution of such strategy, and 2006 as a turning point for Polycom and its industry. Readers are cautioned that these forward-looking statements are only predictions which may differ materially from Polycom's or its industry's actual future events or results, and readers should not place undue reliance on these forward-looking statements. Many of these risks and uncertainties are discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, a copy of which is enclosed herein, under the heading "Risk Factors." Readers are also referred to the other periodic reports filed by Polycom with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. Polycom disclaims any intent or obligation to update these forward-looking statements.